Exhibit 99.1

ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008 March 31, 2009 Suite 3110, 666 Burrard Street Vancouver, BC V6C 2X8

NEW GOLD INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

INTRODUCTORY NOTES

Date of Information

     All information in this Annual Information Form is as of December 31, 2008 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

     This Annual Information Form and the documents incorporated by reference contain “forward-looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, financing requirements, costs and timing of the development of new and existing deposits, implementation, timing and success of drilling and other exploration activities, permitting time lines, the completion and success of acquisitions, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, remediation and reclamation procedures and expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the Company and Western Goldfields will be able to satisfy the conditions of the business combination agreement announced on March 4, 2009, that the required approvals (shareholder, third party, regulatory and governmental) will be obtained, and all other conditions will be satisfied or waived; the results of the preliminary economic assessment assessing the viability of a new process facility at Amapari; capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which the Company currently or may in the future carry on business with respect to production, export controls, taxes, expropriation of property, repatriation of profits, the environment, land use, water use, indigenous land claims, and mine safety, among other things; taxation; controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; uncertainties of integrating business acquisitions, accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as other risks and uncertainties described under “Risks Factors” in this Annual Information Form and in the Management’s Discussion and Analysis for the year ended December 31, 2008, and is available under the Company’s profile at www.sedar.com.

     Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

     The financial information in this Annual Information Form is taken from the Company’s audited consolidated financial statements for the year ended December 31, 2008. Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and are not complete.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

     Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this presentation are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cash Cost

     “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Currency Presentation and Exchange Rate Information

     This Annual Information Form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as “Canadian dollars” or “C$”.

     The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2008, 2007 and 2006, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2008	2007	2006
High	1.2969	1.1853	1.1726
Low	0.9719	0.9170	1.0990
Average (1)	1.0660	1.0748	1.1342
Closing	1.2246	0.9881	1.1653

(1) Calculated as an average of the daily noon rates for each period.

     On March 27, 2009, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was $1 US$ = 1.2374 CDN and $1 CDN = $0.8081 US.

Gold, Silver and Copper Prices

Gold Prices

     The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2008, 2007 and 2006 as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2008	2007	2006
High	$1,011.25	$841.10	$725.00
Low	712.50	608.40	524.75
Average	871.96	695.39	603.46
Closing	869.75	833.75	632.00

     On March 27, 2009, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $924.00.

Silver Prices

     The high, low, average and fixing silver prices per troy ounce for each of the three years ended December 31, 2008, 2007 and 2006, as quoted on the London Bullion Market Association were as follows:

	Year ended December 31
	2008	2007	2006
High	$20.92	$15.82	$14.94
Low	8.88	11.67	8.83
Average	14.99	13.38	11.55
Closing	10.79	14.76	12.90

     On March 12, 2009, the fixing silver price per troy ounce, as quoted on the London Bullion Market Association, was $12.84.

Copper Prices

     The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2008, 2007 and 2006, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2008	2007	2006
High	$4.076	$3.765	$3.986
Low	1.256	2.370	2.058
Average	3.153	3.233	3.053
Closing	1.316	3.028	2.853

     On March 27, 2009, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, was $1.8031.

CORPORATE STRUCTURE

     New Gold Inc. (the “Company” or “New Gold”) was incorporated on January 31, 1980 under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

     The head and registered office of the Company is Suite 3110, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.

     The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mineral projects. As used in this annual information form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and the Subsidiaries.

New Gold Inc.
(BC Canada)
100%
New Afton Project
(Canada)
100%
100%
Peak Gold Ltd.
(BC Canada)
Metallica Resources Inc.
(Canada)
100%
Peak Mines Ltd.
(BC Canada)
100%
0786244 B.C. Limited
(BC Canada)
100%
100%
100%
Metallica (Barbados) Inc.
(Barbados)
Metallica Management Inc.
(USA)
Raleigh Mining International Ltd.
(Canada)
100%
99.99%
0.01%
Peak Gold Asia Pacific Pty Ltd.
(Australia)
Mineração Pedra Branca do Ampari Ltda (Brazil)
100%
100%
Amapari Mine
(Brazil)
100%
Peak Gold Mines Pty Ltd.
(Australia)
100%
Peak Mines
(Australia)
Datawave Sciences Inc.
(BVI)
30%
Sociedad Contractual Minera El Morro (Chile)
70%
Xstrata Copper Chile S.A.
100%
El Morro Project
(Chile)
83.16%
16.84%
99.998%
0.002%
Minera San Xavier S.A. de C.V.
(Mexico)
Servicios del Plata y Oro, S.A. de C.V.
(Mexico)
100%
Cerro San Pedro Mine
(Mexico)

GENERAL DEVELOPMENT OF THE BUSINESS

     Historically, New Gold was a natural resource exploration and development company, engaged in the acquisition, exploration and development of natural resource properties since 1980. After completing a business combination with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) on June 30, 2008 (the “Business Combination”), the Company became an intermediate gold mining company with the following assets:

  100% interest in the Peak Mines in Australia (the “Peak Mines”) (the Peak Mines is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – Peak Mines, Australia”).
  100% interest in the Cerro San Pedro Mine in Mexico (the “Cerro San Pedro Mine”) (the Cerro San Pedro Mine is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – Cerro San Pedro Mine, Mexico”).
  100% interest in the New Afton Project in Kamloops, British Columbia, Canada (the “New Afton Project”) (the New Afton Project is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – New Afton Project, Canada”).
  30% interest in the El Morro Project in Chile (the “El Morro Project”) (the El Morro Project is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – El Morro Project, Chile).
  100% interest in the Amapari Mine in Brazil (the “Amapari Mine”).

Pre-Business Combination

     Prior to the Business Combination, the Company’s principal focus was the exploration and development of the New Afton Project.

     On June 28, 2007 and July 30, 2007, the Company completed an offering (the “Offering”) for aggregate gross proceeds of C$392.3 million (the funds of which were used for the development of the New Afton Project, for debt servicing costs in connection with the Offering, and to incur Canadian exploration expenses on the New Afton Project (see “Mineral Properties – New Afton Project, Canada – Project Financing”).

Business Combination

     On May 9, 2008, the Company, Peak and Metallica entered into an agreement (the “Business Combination Agreement”) setting out the terms of the Business Combination, which is available on SEDAR at www.sedar.com. The Business Combination was completed on June 30, 2008.

     Under the Business Combination Agreement, the holders of common shares of Peak received common shares of the Company on the basis of 0.1 of a common share of the Company, plus nominal cash consideration, for each common share of Peak, and the holders of common shares of Metallica received common shares of the Company on the basis of 0.9 of a common share of the Company, plus nominal cash consideration, for each common share of Metallica. The Company filed a business acquisition report dated September 12, 2008 relating to the Business Combination and a copy of such report is available under the Company’s profile at www.sedar.com.

Post-Business Combination

     On November 12, 2008, New Gold made the decision to slow development of the New Afton Project due to the volatility and uncertainty of the capital markets as well as New Gold’s current cash position in relation to the funding requirements for the fast track construction of the New Afton Project. Under the revised development plan, surface construction was shut down while development of the underground workings continued at a reduced rate to gain access to the bottom of the ore body. The revised schedule projects spending of approximately $60.0 million (excluding interest) in 2009, as compared to the previous fast track schedule which had spending of $286.0 million (excluding interest) for 2009. Under the original fast track schedule, operations were to commence in late 2009, accelerating to achieve full production in the second quarter of 2011. Under the revised development plan, surface construction is to resume at the end of 2010 with anticipated full production in the second half of 2012.

     New Gold also reviewed the carrying value of its investment in the Amapari Mine and concluded that there was an impairment. The evaluation of results from the 2007/2008 drill program did not add significant amounts of oxides that would be economical to process in the existing heap leach circuit. As a result of the limited mine life for the oxides and unproven economic viability of the identified sulphide resources, management has written down its investment in the Amapari Mine by $156.9 million, net of tax recoveries, to a value of $10.6 million.

     In January 2009, the Company placed the Amapari Mine on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities. New Gold is evaluating a recently completed Preliminary Economic Assessment on the economics of exploiting the underlying sulphide resources which would require installation of a conventional crush/grind/carbon-in-leach mill. The Company is also investigating other strategic alternatives for the Amapari project.

     In January 2009, New Gold entered into agreements with certain note holders that reduced its debt position by C$50 million through the buy-back of a portion of its Senior Secured Notes with a face value totaling C$50 million for consideration of C$30 million. The purchase and cancellation of these notes reduced the principal amount outstanding under New Gold’s Senior Secured Notes from C$237 million to C$187 million, and will result in a reduction of C$5 million per year in interest payments.

     On March 4, 2009, the Company announced that it had entered into a definitive agreement (the “Agreement”) with Western Goldfields Inc. (“Western Goldfields”), pursuant to which New Gold will acquire by way of a plan of arrangement all of the outstanding common shares of Western Goldfields in exchange for one common share of New Gold (a “Common Share”) and nominal cash consideration for each common share of Western Goldfields (the “Western Goldfields Transaction”). Upon completion of the Western Goldfields Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively. Closing of the Western Goldfields Transaction remains subject to the approval by New Gold and Western Goldfield shareholders, court approval, and receipt of all regulatory approvals. The Company anticipates that the Western Goldfields Transaction will close at the end of May 2009.

DESCRIPTION OF THE BUSINESS

Overview

     New Gold is engaged in the acquisition, exploration, development and operation of precious and base metal properties. The principal products and sources of cash flow for the Company are derived from the sale of gold, silver and copper. The Company’s mineral projects or properties material to the Company are as follows:

  Peak Mines, Australia
  Cerro San Pedro Mine, Mexico
  New Afton Project, Canada
  El Morro Project, Chile

     The Company continues to investigate and negotiate the acquisition of additional mineral properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in completion of an acquisition.

Specialized Skill and Knowledge

     All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction and accounting. New Gold has found that it can locate and retain employees and contractors with such skill and knowledge.

Principal Products

     The Company’s principal products are gold, silver and copper. There is a worldwide gold, silver and copper market into which the Company can sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

     The precious and base mineral exploration and mining business is a competitive business The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations
Raw Materials

The Company has the following mineral reserves:

  gold and silver at the Cerro San Pedro Mine;
  gold and copper at Peak Mines and the El Morro Project; and
  gold, silver and copper at the New Afton Project.

Environmental Protection Requirements

     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Company’s mineral projects for details.

Employees

As at December 31, 2008, the Company had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Non-Union)	Hourly (Union)	Contractors

Vancouver Office	20	0	0	3
Kamloops Office	5	0	0	0
Denver Office	7	0	0	0
Mexico Office (1)	5	0	0	0
Cerro San Pedro Mine	117	0	181	46
Peak Mines	259	0	0	20
Amapari Mine (2)	4	0	417	147
New Afton Project	71	0	0	4
El Morro Project	0	0	0	0
Rio Figueroa Project	0	0	0	0
Chile Office	2	0	0	2
	490	0	598	222

(1)	This represents the Company’s regional offices in Mexico.

(2)

This number represents the total number as of December 31, 2008. As of January 2, 2009, the Company placed the Amapari mine on temporary care and maintenance and as of March 27, 2009 has laid off 239 employees.

Foreign Operations Risks

     The Company currently owns 100% of the Cerro San Pedro Mine in Mexico, 100% of the Peak Mines in Australia, 30% of the El Morro Project in Chile and 100% of the Amapari Mine in Brazil. Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Environmental Policy

     New Gold has implemented a health, safety, environmental, and sustainability policy which states that the Company is committed to excellence in the management of health, safety, environment and sustainability which it considers a key driver to achieving a productive and profitable business that contributes to sustainable development for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting New Gold’s commitment to fostering sustainable communities and to take the views, customs and culture of the Company’s stakeholders into account. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

Technical Information
CIM Standards Definitions

     The estimated mineral reserves and mineral resources for the Cerro San Pedro Mine and the New Afton Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”),. The following definitions are reproduced from the CIM Standards:

     The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

     The estimated mineral reserves and mineral resources for the Peak Mines, Amapari Mine and El Morro Project have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with CIM Standards. The following definitions are reproduced from the JORC Code:

     The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

     The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

     The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates

     On March 3, 2009, the Company reported consolidated mineral reserve and resource statements for its mines and development projects as of December 31, 2008. These include updated mineral reserve and resource statements for the Peak Mines and the Cerro San Pedro Mine, an updated mineral resource statement for the Amapari Mine, and previously reported mineral reserve and resource statements for the New Afton Project and the El Morro Project.

     A consolidated summary of total gold, silver and copper contained within New Gold’s global mineral reserves and resources is set out in the table below.

New Gold Mineral Reserves & Resources Summary as of December 31, 2008

		Contained Metal
	Gold	Silver	Copper
	M oz	M oz	M lbs
Reserves (1)(3)(4)(5)(6)
Proven	2,427	49,929	931
Probable	2,394	4,753	1,819
Total P&P	4,821	54,682	2,750
Resources (2), (7)-(13)
Measured	4,437	63,284	2,025
Indicated	3,528	5,574	1,612
Total M&I	7,965	68,858	3,637
Inferred	1,793	1,679	361

Notes to the mineral reserve and resource statements are provided in a separate table on page 13 of this Annual Information Form.

Mineral Reserves

     The updated mineral reserve statements for the Peak Mines and the Cerro San Pedro Mine have been calculated based on long-term metal prices of $750/oz for gold, $10.00/oz for silver and $2.00/lb for copper and updated costs for mining and processing at the respective mine operations.

     Updated mineral reserve statements for the Peak Mines and the Cerro San Pedro Mine are presented in the table below.

Mineral Reserve Statement – Peak and Cerro San Pedro Mines as of December 31, 2008

		Metal Grade			Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000s	g/t	g/t	%	Koz	Koz	M lbs
Peak Mines[1,3,13]
Proven	1,048	3.96	-	0.95	133	-	22
Probable	2,557	4.60	-	0.96	380	-	54
P&P	3,605	4.40	-	0.96	514	-	76
Cerro San Pedro
Mine[1,4,13]
Proven	69,640	0.55	22.3	-	1,231	49,929	-
Probable	2,054	0.52	22.9	-	34	1,512	-
P&P	71,694	0.55	22.3	-	1,266	51,441	-
Notes to the mineral reserve statements are provided in a separate table on page 13 of this Annual Information Form.

     Mineral reserve statements for the New Afton Project and the El Morro Project are presented in the table below.

Mineral Reserve Statement – New Afton and El Morro Projects

		Metal Grade			Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000s	g/t	g/t	%	Koz	Koz	M lbs
New Afton Project[1,5,13]
Proven	-	-	-	-	-	-	-
Probable	44,400	0.72	2.30	0.98	1,028	3,240	959
P&P	44,400	0.72	2.30	0.98	1,028	3,420	959
El Morro Project[1,6,13]		100% basis				30% basis
Proven	208,473	0.53	-	0.66	1,062	-	909
Probable	241,761	0.41	-	0.50	951	-	806
P&P	450,234	0.46	-	0.58	2,013	-	1,715
Notes to the mineral reserve statements are provided in a separate table on page 13 of this Annual Information Form.

     The mineral reserve statements for the New Afton and El Morro projects were reported previously in NI 43-101 technical reports completed in May 2007 and May 2008, respectively.

Mineral Resources

     Updated mineral resource statements for the Peak Mine, the Cerro San Pedro Mine, the Amapari Mine, the New Afton Project and the El Morro Project, inclusive of mineral reserves, as of December 31, 2008, are presented in the table below.

 Mineral Resource Statement as of December 31, 2008

			Metal Grade			Contained Metal
Measured & Indicated	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
Resources	000s	g/t	g/t	%	Koz	Koz	M lbs
Peak Mines [2,7,13]
Measured	2,405	3.75	-	1.02	290	-	54
Indicated	3,694	4.71	-	1.00	559	-	82
Peak M&I	6,099	4.33	-	1.01	849	-	136
Cerro San Pedro Mine [2,8,13]

Measured	90,160	0.55	20.6	-	1,597	59,557	-
Indicated	6,370	0.46	18.7	-	94	3,830	-
CSP M&I	96,530	0.54	20.4	-	1,691	63,387	-
Amapari Mine [2,9,13]
Measured	8,700	1.03	-	-	288	-	-
Indicated	14,249	1.85	-	-	848	-	-
Amapari M&I	22,949	1.54	-	-	1,136	-	-
New Afton Project [2,10,13]

Measured	43,250	0.83	2.68	1.12	1,154	3,727	1,068
Indicated	22,410	0.66	2.42	0.84	476	1,744	415
New Afton M&I	65,660	0.77	2.59	1.02	1,630	5,471	1,483

El Morro Project [2,11,13]		100% basis				30% basis
Measured	211,164	0.54	-	0.65	1,108	-	903
Indicated	347,242	0.46	-	0.49	1,551	-	1,115
El Morro M&I	558,406	0.49	-	0.55	2,659	-	2,018

Inferred Resources[12]	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000s	g/t	g/t	%	Koz	Koz	M lbs
Peak Mines	2,713	4.50	-	0.90	388	-	52
Cerro San Pedro Mine	1,658	0.47	24.1	-	25	1,283	-
Amapari Mine	13,716	2.37	-	-	1,045	-	-
New Afton Project	7,940	0.88	1.6	0.96	225	396	168
El Morro Project	62,335	0.18	-	0.34	110	-	141
Notes to the mineral resource statements are provided in a separate table on page 13 of this Annual Information Form.

Notes to Mineral Reserve & Resource Statements

1)	Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability.

2)

Mineral resources for all mines and development projects have been estimated using industry standard three-dimensional geostatistical block model estimation methods (e.g. one or a combination of ordinary kriging, multiple indicator kriging or inverse distance to an exponential power) constrained by geological and metal grade domains in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)

Peak Mines mineral reserves have been calculated based on a gold price of $750/oz, a copper price of $2.00/lb and variable lower NSR cut-offs ranging from A$112/t to A$130/t that vary between individual mines and their proximity to the Peak operation processing facility.

4)	Cerro San Pedro mineral reserves have been calculated based on a gold price of $750/oz, a silver price of $10.00/lb and a lower NSR cut-off of $2.64/t.

5)	New Afton mineral reserves have been calculated based on a gold price of $475/oz, a copper price of $1.45/lb and a lower NSR cut-off of C$15/t of ore.

6)

El Morro mineral reserve tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of $1.25/lb and a lower cut-off of 0.30% copper-equivalent (“EqCu”) where

EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold

7)

Peak Mines mineral resources have been estimated based on a gold price of $750/oz, a copper price of $2.00/lb and variable lower NSR cut-offs ranging from AUD$85/t to AUD$95/t that vary between individual mines and their proximity to the Peak operation processing facility.

8)

Cerro San Pedro mineral resources have been estimated based on a gold price of $1000/oz, a silver price of $21/oz and a lower grade cut-off of 0.2 g/t gold and are constrained within an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as of December 31, 2008.

9)

Amapari mineral resources have been estimated based on a gold price of $750/oz and a variable lower grade cut-offs ranging from 0.6 g/t to 0.8 g/t gold for open pit oxide and sulphide resources and 1.7 g/t gold for underground sulphide resources that vary between individual mineral resources and their proximity to the Amapari operation processing facility.

10)	New Afton mineral resources have been estimated based on a gold price of $450/oz, a silver price of $5.25/oz, a copper price of $1.20/lb and a lower NSR cut-off of C$10.00/t of mineralized material.

11)

El Morro mineral resource tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project. El Morro mineral resources have been estimated based on a gold price of $500/oz, a copper price of $1.25/lb and a lower grade cut-off of 0.3% copper-equivalent (“EqCu”) where

EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold

Mineral resources are based on an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project.

12)	Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

13)	Numbers may not add due to rounding.

NOTES AND DEBENTURES

Notes

     On June 28, 2007, the Company issued 220,000 Series D units (“Units”) and on July 27, 2007 a further 17,000 Units pursuant to the exercise of an over-allotment option for an aggregate principal amount of C$237 million. Each Unit consists of a C$1,000 principal amount note (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of C$15 per share until June 28, 2017. The Notes and Warrants are listed for trading on the TSX.

     The Notes and the Warrants were issued under a note indenture (the “Note Indenture”) and a warrant indenture (the “Warrant Indenture”), respectively, dated as of June 28, 2007 between the Company and Computershare Trust Company of Canada (the “Trustee”). The Company appointed the principal transfer offices of the Trustee in Vancouver and Toronto as locations at which the Notes and Warrants may be surrendered for exercise, transfer or exchange. On April 17, 2008 the Company and Computershare entered into an amended and restated note indenture (the “Amended Note Indenture”). The Amended Note Indenture converts the Notes from subordinated unsecured notes to senior secured notes. The Notes are secured by a charge (the "New Afton Security Interest") on the assets (the "New Afton Project Assets") comprising and relating to the Company's New Afton gold-copper project (the "New Afton Project'") near Kamloops, British Columbia. Subject to Permitted Encumbrances (as defined in the Amended Note Indenture) the New Afton Security Interest constitutes a first ranking charge on the New Afton Project Assets. The Amended Note Indenture contains restrictions on (i) incurring indebtedness, (ii) granting or permitting to exist any encumbrances on any New Afton Project Assets, other than Permitted Encumbrances, (iii) transferring or otherwise disposing of any New Afton Project Assets, other than in the ordinary course of business; (iv) the use of the net cash flow (the "New Afton Cash Flow") from the sale of production from the New Afton Project, (v) redeeming or purchasing shares or other equity securities of the Company, (vi) paying any dividends or distributions in respect of any shares of the Company, (vii) paying any indebtedness, other than the Notes and certain other specified permitted indebtedness; and (viii) carrying on any business, other than mining or a business reasonably related thereto. As well, under a supplemental warrant indenture to the original Warrant Indenture, holders of the notes were granted an additional 4,150,000 warrants (the “Consent Fee Warrants) on completion of the Business Combination on the same terms as the original Warrants.

     Each Warrant is exercisable to purchase one share of the Company at a price of C$15 per common share until June 28, 2017.

     The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

     The Amended Note Indenture provides that in the event of a change of control of the Company or in the ownership of the New Afton Project, the Company may or must offer, depending on the circumstances, to redeem the Notes at prices ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding and the circumstances surrounding the change of control) of the principal amount of the Notes to be redeemed. In addition, if 50% of the New Afton Cash Flow (the "New Afton Excess Cash Flow") for any fiscal year exceeds $10,000,000, the Company is required to make an offer to redeem the Notes in an aggregate principal amount equal to the New Afton Excess Cash Flow on a pro rata basis.

     The Notes are direct, secured senior debt obligations of the Company ranking: pari passu with one another and, except as prescribed by law, senior to the Debentures described below and all other present and future unsecured indebtedness of the Company.

     In January 2009, the Company acquired C$50.0 million face value of its Notes for C$30.0 million from noteholders. This will result in reductions of principal of C$50.0 million and interest of approximately C$5.0 million per year

Subordinated Convertible Debentures

     Pursuant to the Offering, the Company issued 55,000 5% subordinated convertible debentures (the “Debentures”) for an aggregate principal amount of C$55 million. The Debentures, which were issued pursuant to a debenture indenture dated June 28, 2007 between the Company and the Trustee (the “Debenture Indenture”). The Debentures are listed for trading on the TSX.

     Each Debenture has a principal amount of C$1,000, bears interest at a rate of 5% per annum and is convertible by the holders into shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Debentures mature and become due and payable on June 28, 2014.

     The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Note Indenture provides that the Company will not prepay the debentures in cash. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

     The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into shares at a conversion price ranging from C$7.48 to C$9.35, based on a time formula specified in the Debenture Indenture.

     The Debentures are direct debt obligations of the Company, are not secured by any mortgage, pledge or charge and will be subordinate to any secured indebtedness of the Company and the Notes. The Debenture Indenture does not restrict the Company from incurring further indebtedness or from mortgaging, pledging or charging its property or assets to secure any indebtedness of the Company.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

MINERAL PROPERTIES

Peak Mines, Australia

     The following disclosure relating to the Peak Mines is based on information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009 (the “Peak Report”). The Peak Report was prepared by Peter Lloyd, FAusIMM, Rex Berthelsen, MAusIMM, and Eric Strom, P.Eng., who are employees of the Company.

     The following description of the Peak Mines has been summarized from the Peak Report and readers should consult the Peak Report to obtain further particulars about the Peak Mines. The Peak Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Property Description and Location

     The Peak Mines are located near Cobar in New South Wales, Australia and are operated by Peak Gold Mines Pty Ltd (“PGM”), a subsidiary of the Company. The Peak Mines consist of two area of underground mining districts and a gold / copper processing plant. The deposits accessed for underground mining are New Cobar / Chesney and Peak / New Occidental / Perseverance deposits. The Chesney orebody is in the final stages of development and is due to commence production at the end of March 2009.

     The Peak Mines are situated in the vicinity of Cobar which is located at 31°34′S 145°53′E (6,515,000N 390,000E in UTM Zone 55J), approximately 600km northwest of Sydney, New South Wales, Australia. The township of Cobar has a population of approximately 7,000. The Cobar gold field is defined as the 10-km long belt of operating and historic gold mines that extend northwards from the Perseverance – Peak gold mine area to the Tharsis workings, immediately north of the township of Cobar. The properties include four Consolidated Mining Leases (CML 6, 7, 8 and 9) covering the Tharsis to Peak gold mine area, the Coronation-Beechworth area and Queen Bee area; plus a Mining Lease, Mining Purposes Lease and four Exploration Licenses (EL 5933, 6149, 6401 and 6402.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Peak Mines are accessed by driving 8km south from the township of Cobar on the Cobar-Hillston Road to a 0.5km private sealed road. Regional road access through Cobar is provided by an all weather highway (Mitchell Highway #32) between Sydney and Adelaide. Connection to the NSW rail service is available at Cobar via Nyngan and extends to the port at Newcastle.

     A regional airport services Cobar. Commercial flights from Cobar to Dubbo were suspended at the end of 2008. Dubbo airport is a 3 hour drive from Cobar where regular commercial flights operate to Sydney. The flight duration is approximately 1 hour.

     Ore produced from the New Cobar and Chesney deposits is transported by road 7km to the Peak processing facility. The concentrates are currently transported by road to the point of sale at the Cobar Management Pty Ltd’s CSA mine processing facility located 5km north of Cobar under contract to Glencore International AG. Thereafter, the concentrates are transported by rail to ports and smelters on the east coast of Australia and overseas.

     The Cobar region has a semi-arid climate and in years of normal rainfall receives on average about 416 mm of rainfall per year. Under long-term average conditions, rainfall distribution is relatively uniform throughout the year, although it may appear as significant storm events. Temperatures range from an average maximum temperature of 16°C in the winter to 33°C in the summer. The mean annual evaporation rate of 2,548 mm causes a pronounced deficit over the summer months. There are no permanent streams or other water bodies on the PGM properties. Weather does not significantly affect the operations and mining is conducted year-round.

     The landscape is predominantly flat, composed of sandy plains with minor undulations. A series of minor ridges striking approximately north-northwest to south-southeast, reflect a belt of more resistant, sandstone or sandy tuffs. Cobar is situated 260m above sea level. The peak is a conical hill, 324.3m above sea level, with the Peak Mines situated at the southern base of the peak. Vegetation is largely semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

     The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometer dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the CSA Pty Ltd (Cornish, Scottish and Australian) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

     Maximum electricity consumption demand is 9 MW and annual consumption is approximately 79 GWh. Power is provided to the Peak Mines via a 132 kV transmission line, to a substation at the Peak Mines. Power is converted to 11 kV for use on site, or transformed on site to lower voltages. Emergency power is available from two, 0.8-MW and one 0.65-MW diesel generating units on site, owned by PGM. This is sufficient power for emergency mine egress and to clear some of the processing lines.

History

     There has been sporadic gold mining in the Cobar district since the 1870’s. The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880’s, with the Occidental (or United), New Cobar, Chesney and Peak producing gold in the late 1800’s. The greatest period of activity at the Peak Mines was from 1896 to 1911 when the Conqueror, Brown and Blue Lodes were worked.

     Most gold mining in the Cobar district ceased by 1920 when the copper mines and smelters closed and there was a decrease in gold prices following World War I.

     The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney Mine also re-opened, in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine was the premier gold mine in New South Wales, and had produced 700,000 oz of gold.

     Exploration by various companies was conducted through the late 1940’s to 1980 in the district with no significant success. In early 1980, Rio Tinto plc acquired various leases containing the New Occidental, New Cobar and Chesney mines. The Peak gold deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985, a total of 30,840m was drilled to delineate the Peak deposit. A prefeasibility study was prepared in October, 1985. An additional study updated the mining, metallurgical and evaluation information to June, 1986. A proposal for a feasibility study was approved in January, 1987 and the study was completed in 1990. Production commenced at the Peak gold mine in 1992.

     Subsequent exploration and investigations led to the development of the New Occidental and Perseverance deposits. In 1995 an exploration program exploring beneath the previously mined area of New Occidental was successful in outlining an inferred resource of 3 million t grading 7.4 g/t gold. In July, 2000, approval was received for development of the New Occidental deposit.

     The Perseverance deposit was identified in the 1980’s from a coincident gravity and magnetic anomaly centred on historic workings. Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization. The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800m underground exploration drive from the base of the Peak Mine workings. Underground drilling commenced in 1997. Following additional investigations and studies, Perseverance was approved for development in December, 2001.

     Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October, 1998. The trial open pit continued until March, 1999, extracting approximately 105,000 t of ore. The trial mining led to the operation of the New Cobar open pit from 2001 until 2005. In 2005, development of a decline was completed from the New Cobar open pit to access reserves below the base of the pit.

     Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

     The Cobar Gold Field is located on the eastern margin of the Early Devonian Cobar Basin.The Cobar Basin lies within the northern part of the Central Belt of the Lachlan Orogen. An extensive suite of Silurian “S”-type granitoids of the Wagga Tin Belt is exposed in the southern part of this region. The Eastern Belt of the Lachlan Orogen comprises a mixed Ordovician volcanic and sedimentary sequences characterized by the presence of extensive andesitic volcanic units, which are associated with porphyry-style copper-gold mineralization including the Goonumbla, Cadia and Browns Creek deposits. Epithermal-style mineralization including the Lake Cowal, Gidginbung and Peak Hill deposits, are also present within the Eastern Belt. The Western Belt is dominated by Ordovician and Devonian turbidite sequences and contains the extensive, structurally hosted gold deposits of the Victorian Gold Fields.

     Regional crustal extension of the Lachlan Orogen in the Late Silurian created a series of north-south trending deepwater troughs and basins in the Cobar region. These include the Cobar Basin and, further to the south, the Raast and Mt. Hope Troughs. Onset of regional extension was also marked by the emplacement of Late Silurian S-type and I-type granitoids within the basement on the eastern margin of the Cobar Basin. These include the S-type Thule Granite (dated age of 422 Ma) and Erimeran Granite (dated age of 419 Ma) and the I-type Wild Wave Granodiorite (dated age of 418 Ma). The Cobar Basin was flanked by the Kopje Shelf to the east and the Winduck shelf to the west. Formation of the Cobar Basin has an estimated age of approximately 410 Ma.

     The Cobar Basin comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup. The basin contains two stages of sedimentary fill. The lower part is characterized by coarse grained clastic sediments, while thickly bedded sediments define the upper portion regards these two fill sequences as representing syn-rift and post-rift stages, although there is a relatively subtle nature of this sub-division, which is based solely on the relative amounts of sandstone in the respective sequences. The lower unit, the Nurri Group, is a fining upwards sequence comprising shallow-water sediments that progress rapidly up into more extensive siliciclastic turbidites. This unit was deposited along the eastern margin of the Cobar Basin from detritus sourced from an eastern landmass. The upper unit, the Amphitheatre Group, comprises more extensive low energy turbidites. The Amphitheatre Group defines an upward coarsening cycle followed by an abrupt change to thinner beds with detritus sourced from an uplifted north-western and western landmass. This unit occupies most of the Cobar Basin and is intercalated with sediments deposited on the western Winduck Shelf. Together, these sediments obscure the western margin of the Cobar Basin.

Exploration

     The Cobar Gold Field (“CGF”) is defined as the 10 kilometer long north-trending belt of historical gold mines located east of Cobar which extend from the Peak Mines, south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF occurs on the eastern margin of the Devonian Cobar Basin and has produced in excess of 2.75 million ounces of gold and 200,000 tonnes of copper since mining commenced 134 years ago. The currently producing mines within the CGF operated by the Company include the New Occidental, New Cobar, Peak and Perseverance mines. Mining and exploration have taken place in the CGF area since the late 1800’s.

Recent Exploration

     During the year 2000, thirteen reverse circulation (“RC”) holes totaling 578 metres were completed around the New Cobar open cut to test for extensions to the south. No additional mineralization was discovered. In 2003, 27 holes totaling 10,559 metres were drilled during the feasibility study for the underground resource. A further 36 holes were drilled in 2007 for 3496.5m. Of these 20 were included in the 2007 resource estimate of the 30 to 40 levels of the mine.

     In 2004 and 2005, a drilling program comprising 52 diamond drill holes totaling 17,252 metres was completed to test both the Main Lode from below the old workings to 800 metres below surface and the Eastern Gold Lens below the oxide zone. A down hole electromagnetic survey (DHEM) was completed on all drill holes and generated additional drill targets. In 2007, 3 diamond holes were drilled from surface to test the southern shoot of the Main lens at depth. These holes were drilled as daughters with the parent hole being 1200m in depth.

     In 2002, 2003 and 2004, a total of 16 diamond drill holes were completed to explore the New Occidental Deeps area below the 92 level to further define the resource. The result was an increase of 4,906 ounces of gold in the resource base. In 2007 a program of 5 NQ exploration holes were started from the 101 Diamond drill cuddy to further augment the delineation drilling of the 102 – 108 levels. Two of these holes completed late in the period and were not added to the resource estimate. A further 56 holes were drilled delineating the area between the 98 and 108 Levels.

     Since 2003, 46 diamond and RC drill holes totaling 13,249 metres have been completed, testing the Peak Uppers, Peak Deeps, Peak Oxide and Peak North areas. The Peak Uppers program comprised 16 holes totaling 3,962 metres and resulted in the delineation of a Measured, Indicated and Inferred Resource. During 2003, 2004 and 2006, 18 underground diamond drill holes totaling 5,538 metres were drilled to further evaluate the Peak Deeps Resource, resulting in increased confidence in the resources. During 2002 and 2004, 12 diamond drill holes totaling 3,808 metres were completed north of the Peak Mine to test geophysical targets; no significant intercepts were identified. A further 14 holes were drilled in 2007 for mine delineation in the Peak Uppers and the Peak North Areas. No holes were drilled in 2008 in the Peak Deposit.

     The evaluation of the Perseverance Zone D commenced in 2002 and continued intermittently through 2003 and 2005 to 2008. A total of 120 underground diamond drill holes have been completed totaling 38,440 metres which were used for the Zone D resource estimate. During this time, the Hulk, Hercules and Zone D East mineralization lenses were discovered in the footwall to Zone D.

Mineralization
New Cobar Deposit

     The New Cobar gold deposit is located approximately 2.5km north of the New Occidental Mine on the CGF. It occurs within a late north-northwest trending shear zone developed entirely within siltstones and lesser sandstones of the Great Cobar Slate immediately to the west of the contact thrust. The orebody flanks a pronounced bend in the contact thrust and occurs on the south-western side of a broad silicified ridge. At its northern end the New Cobar mineralization is only 20m from the contact thrust but diverges rapidly to the south and is up to 150m from the thrust at its southern extent.

     Mineralization is characterized by a stockwork of pyrrhotite-chalcopyrite-gold veins, which overprint an older quartz-magnetite vein stockwork. Both stockworks are characterized by gradational margins. The mineralization is developed over a strike length of some 500 m, with a central zone 300m long by up to 35m wide; that strikes north-south, dips steeply to the east, and plunges steeply to the north, parallel to regional cleavage. Bedding dips steeply to the west. The contact thrust is apparently not mineralized in the New Cobar area. The New Cobar deposit has been overprinted by a relict lateritic weathering profile.

     Partially Oxidised (“POX”) ore was stockpiled during the mining of the New Cobar open pit. The material is processed on a campaign basis and the CIL circuit in the mill is deactivated due to the high proportion of copper oxides in POX material.

Distribution of Mineralization

     The New Cobar deposit contains four steep east-dipping and steep north-plunging lenses of gold-copper mineralization. All lodes are associated with curvi-linear sections of the host shears, with concavity to the east. This curvature appears to be related to the intersection of northwest-trending structures with the main north-northwest trending shears. From north to south they are:

1.

The Jubilee Lode (located at 16400 N) is a narrow north-northwest trending lode approximately 3 to 6m wide and 50m long at the northern extremity of the deposit. The lode is characterized by sharp to rapidly gradational margins, relatively low gold/copper ratios, and accounts for only a small proportion of historical production at the mine. The lode has been traced vertically to a depth of 200m below surface where it appears to bottom out.

2.

The Northern Lode occurs immediately along strike from the Jubilee Lode (in the northern half of the historical open cut, approximately 16200N to 16300N) and is separated from the Northern Lode by a zone of barren quartz veining and silicified quartz breccia. The Northern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. A rapid thinning of the lode below 400m depth below surface is apparently associated with a steepening in the dip of the lode.

3.

The Southern Lode occurs immediately along strike from the Northern Lode (in the southern half of the historical open cut, approximately 16100N to 16200N) and is separated from this lode by a short narrower zone of barren quartz veining and silicified quartz breccia. The Southern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. It has been traced to 700m below surface by drilling and is apparently open-ended. The Southern and Northern Lodes were the most productive lodes in the deposit and are collectively referred to as the Main Lode. The Main Lode is typified by gradational margins, relatively high gold/copper ratios.

4.

The Western Lode is located 60m to the west of the Southern Lode (immediately adjacent to the Main shaft). It trends northwest and is approximately 2 to 5m wide and 50m long. The Western Lode does not crop out and is first discernible at 200m from surface, has been traced with diamond drilling to 500m below surface and is open at depth. The dip of the Western Lode shallows from 80° to 70 ° and gold grades in the lode improve dramatically.

Chesney Deposit

     The Chesney copper-gold deposit is located approximately 1.8km north of the New Occidental mine and 600m south of New Cobar on the GCF. The deposit is associated with a late north-northwest trending shear zone located approximately 30m to the west of, and parallel to, the contact thrust. This shear zone is developed entirely within siltstones and lesser sandstones of the Great Cobar Slate and occurs along strike from, and to the south of, a warp in the contact thrust. Minor mineralization is also present along the contact thrust. The Chesney deposit is located on the western flank of a broad silicified ridge. The deposit is approximately 200m long and up to 25m wide, plunges steeply to the north (80 to 85°) and dips steeply to the east (85°), parallel to the regional cleavage. Near surface oxidized mineralization is known to exist. The surface geology of the Chesney deposit is similar to that seen at the nearby New Cobar deposit.

The Chesney deposit comprises three lodes: the Main Lode, the East Lode, and the Eastern Copper Zone.

     The Main Lode occupies the north-northwest trending shear outboard of the contact thrust and within the Great Cobar Slate. It has an attenuated S-shape and comprises two short shoots of gold-copper mineralization, the Northern and Southern gold shoots, separated by a central north-northwest trending narrow zone of low-grade copper mineralization. The gold shoots are pipe-like bodies, each approximately 30m long and 10 to 20m wide. The intervening copper lode is up to 150m long and 10m thick. The gold shoots occur at the intersection of the main north-northwest-trending shear and a series north-west trending cross-shears. The cross-shears serve also to define the northern and southern limits of the Chesney mineralization and are interpreted to extend eastwards across the contact thrust to the East Lode. Sub-horizontal joints and shears are also apparently associated with higher grades of mineralization. Both shoots plunge steeply to the north and dip steeply to the east. The Northern shoot crops out at surface and is associated with a prominent zone of silicification and brecciation. The Northern shoot appears to die out below 250m depth from surface. The Southern shoot was first encountered in the mine workings at a depth of 200m below surface and is open-ended beneath the deepest workings at 300m from surface.

     The East Lode is a poorly defined, narrow, 2 to 3m thick gold lode developed on the contact thrust over a distance of 200m. Mineralization is apparently developed where the northwest-trending faults intersect the contact thrust. The East Lode was apparently only worked to shallow depths and little is known of its vertical extent.

     The Eastern Copper Zone is located in the hanging-wall of the CGF. Mineralization is hosted by chalcopyrite bearing quartz veins in the Chesney Formation, but contains insignificant gold.

New Occidental Deposit

     Geological mapping by PGM of the New Occidental mine and logging of drill core has identified a minimum thickness of 500m of Upper Chesney Formation along the eastern side of the CGF. The Chesney Formation is upward facing and dips generally steeply to the west-southwest. It comprises medium-thick bedded, graded-bedded, coarse-grained lithic sandstone and muddy siltstone.

     The top of the Chesney Formation, as defined by the Transition Unit, crops out in the south end of the New Occidental open cut. Interbedded sandstones and siltstones of the lower Transition Unit grade up into a sequence of finely bedded calcareous siltstones and mudstones.

     The Great Cobar Slate, which crops out along the western side of the CGF in the New Occidental mine environs, comprises relatively featureless muddy siltstone and mudstone with occasional rare carbonate nodules. Bedding, where present, indicates that the Great Cobar Slate also dips steeply to the west-southwest.

     Gold mineralization occurs within several discrete quartz-veined lenses that together define a disc-shaped orebody approximately 200m long and up to 25m wide that extends down dip at least 1,200m. The orebody is superimposed on the Chesney Formation-Great Cobar Slate contact and parallels the trace of the CGF. The orebody plunges steeply to the north (80 to 85°) parallel to L2 lineation and dips steeply to the east (85°) parallel to S2.

     The New Occidental orebody comprises at least six lodes developed along a network of generally north-northwest to northwest-trending curvi-linear shears. The curvature of the shears is concave to the east. Most mineralization occurs within the Eastern and Western Lodes; these two main north-northwest trending lenses define a wishbone-shape coalescing at the southern end of the orebody. Both lodes are 5 to 15m thick and, at the southern end of the orebody are collectively 25m thick. The Eastern Lode is developed within a shear on the Chesney Formation-Great Cobar Slate contact whilst the Western Lode occurs along a shear within the Great Cobar Slate. Recent drilling confirms that both lodes remain separated at depth. A third 3- to 5-m thick lens, the Gossan Lode, occupies an additional parallel shear further to the west. A fourth blind lens, the Galena-Sphalerite Lode, has been intersected over narrow intervals (<5m) in workings to the west of the Gossan Lode and is apparently parallel to the other lodes. Deeper drilling efforts failed to uncover any indication of this lode below the present level of workings (approximately 560m below surface). Several northwest trending cross shears link between these main shears. A small fifth lode, the Bowman’s Lode, is developed within the eastern shear, north of the Eastern Lode where the east shear enters the Chesney Formation sandstones. A sixth lode, the Albion Lode, also within the Chesney Formation, occurs at the northern termination of the eastern shear where it intersects another north-west-trending cross-shear. Both the Bowman’s and Albion Lodes are 1 to 3m thick and less than 40m long. All lodes at the New Occidental mine demonstrate considerable vertical continuity, with the principal lodes having been individually defined over depth extents in excess of 1,000m.

The Peak Deposit

     The Peak gold-base metal deposit is located 9km south of the town of Cobar on the western flank of a ridge (the “Peak"). The deposit occurs within and immediately peripheral to the central section of the Peak Shear zone, vertically below the Conqueror, Brown and Big Lodes.

     The near-surface mineralization occurs at or near the intersection of the Peak Shear and the conformable Great Cobar Slate-Chesney Formation contact. The Peak orebody and the host shears are vertically below the Chesney Formation-Great Cobar Slate contact, within the Chesney Formation itself. The deposit is localized in portions of a series of flow-banded rhyolite and rhyolitic sub volcanic breccia bodies. These rhyolites and rhyolitic breccias do not crop out and are only known from drill core and underground openings. These bodies are shallowest in the centre of the Peak where they are 450m from surface. They are known to extend at least 1,000m south, 500m north and 300m east of the deposit.

     The Peak is hosted in sandstones and siltstones of the Chesney Formation and rhyolitic sub volcanics and volcanic breccias of uncertain affinity. At least three separate fault bounded bodies of rhyolite/rhyolitic breccia are present in the Peak. These bodies comprise a fine-grained flow-banded core within an envelope of often coarse breccia. Contacts between the two rock-types are transitional over distances of several metres.

     The core of the rhyolite and rhyolitic breccia bodies consists of potassium feldspar, chlorite, quartz and sericite altered devitrified glassy, scoriaceous flow-banded rhyolite. Banding is defined by a weak primary layering of varying proportions of quartz and potassium feldspar, representing flow layering. The unit is vertically elongate and dips steeply west, is up to 50m thick and extends no higher than 400m below surface.

     To the immediate east and above the rhyolite core, and to a lesser extent to the west, are pervasive quartz, potassium feldspar, sericite and chlorite altered, variably clast- and matrix-supported, poorly sorted, monomictic lithic sub volcanic breccias with fine quartz, potassium feldspar and sericite matrix.

     Lesser tectonic breccia, comprising angular clasts of sediment and volcanic material in a quartz-dominated matrix, are also present. However, the tectonic breccias are restricted to narrow shear zones, typically at the contact between the volcanic package and surrounding sediments. These shears and breccias are interpreted to have formed relatively late in the deformation history of the Peak Shear zone, post-dating the main deformation and mineralizing events.

     The main breccia complex displays various textures indicating volcanic and sub volcanic emplacement of the felsic bodies approximately coeval with deposition of the Chesney Formation in Early Devonian time. Hyaloclastite textures, including fragments of volcanic material in an altered siltstone matrix, are observed on the northern margin of the eastern subvolcanic package. This is taken to indicate that the rhyolite was intruded into wet sediments with rapid quenching causing brecciation.

     The gold and base metal mineralization lies entirely within the broad Peak Shear zone, in a series of host structures that are spatially related to the dome-like bodies of flow-banded rhyolite and volcanic breccia described above.

     The Peak's orebody consists of seventeen discrete lenses of mineralization. The lenses generally strike and dip parallel to the pervasive regional cleavage, that is, they trend north-south and are sub-vertical to steep west dipping. Another series of northwest-trending, moderately southwest-dipping lenses are localized about the southern contact of the eastern rhyolitic body.

     The lenses consist of a series of narrow, stacked en-echelon veins and are elliptical to thin lensoidal shapes in plan. The host structures have strong vertical continuity, persisting at depth below the currently defined ore body. Economic mineralization is less continuous within the host structures. Within each lens, gold grades are highly variable in all directions.

Drilling

     The Company uses NQ sized core to intersect mineralization for resource delineation and LTK48 sized core for the delineation of underground stope blocks. Diamond core is sampled in 1 metre intervals.

     Reverse circulation drilling is conducted with 130 to 140 millimetre face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected in a cyclone operated by the crew of the rig. Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

     Surface drill data available for the 2008 Mineral Resource estimate at the New Cobar mine were acquired in 21 discrete drill programs completed between 1973 and 2008. Of the holes drilled, 485 were selected for use in the Mineral Resource estimate. Subsequent to commencing underground production, diamond drill core from an additional 205 LTK48 holes were available for use in the December 2008 Mineral Resource estimate.

     Surface drilling programs have been completed at the Chesney deposit in 2004 and 2005 with additional holes continuing into 2008. A number of holes were drilled to depths between 350 metres and 800 metres below surface. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 2001. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ/NQ2 diameter diamond drill holes. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). In 2008, underground access was gained and a further 73 LTK48 holes were completed. In total, 158 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hanging wall of historic workings.

     New Occidental Mineral Resource estimates are based on 795 drill holes from drilling campaigns between 1945 and 2008.

     Four drilling campaigns were completed for the Peak Mines between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. Three programs of exploration drilling, utilizing NQ/2 core, were conducted on Peak Deeps between 2003 and 2006. The results of 22 holes were used to update the Peak Deep resource model in December 2006. A further 18 holes were drilled during 2007 and were used to further delineate the Peak Uppers above 290L as well as Peak Deep portions of the Peak deposit. The underground mine at Peak was in operation from 1992 to 2002 with mining recommencing at a reduced rate in 2005. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills; LTK48 core and whole-core sampling, and NQ core with half-core sampling. These are the same drill rigs as currently being used at New Occidental, New Cobar, Chesney and Perseverance.

     Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the whole of Zone A, Zone B, Upper Zone D and Hulk. Hercules lens is drilled much more sparsely. The results of 599 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

     No records were available for the assaying protocols for the historic underground drilling at New Cobar, Chesney and New Occidental. It is believed that the samples were analyzed at the mine’s onsite laboratory by fire assay for gold and wet chemical methods for base metals.

     Most of the early exploration sample analyses for New Cobar Mines, CRAE and PGM used the Analabs Cobar (formerly Australian Assay Laboratories Cobar, now SGS Cobar) laboratory for assaying. ALS Chemex (2001- 2006) was occasionally used for check assaying. CRA RC samples were assayed for gold by fire assay and for silver, copper, lead, zinc, lithium and sodium by AAS at Analabs Adelaide. CRA drill core samples were usually analyzed for gold by fire assay and for base metals and silver by AAS methods. Some surface diamond core drilled during the 1970’s and 1980’s was assayed for gold using acid digestion with an AAS finish, but many of the mineralized intersections were later re-assayed by fire assay.

     Other laboratories including Aminya (1989 – 1996), Amdel (1987 – 1999) and CMPL (1973 – 1975) have been used for early metallurgical test work or for assaying of some exploration samples.

     The Company currently uses external laboratories for all core and RC chip analyses. All drill core is analyzed for gold, copper, lead, zinc, silver and bismuth. Standard contract analytical work is currently carried out by SGS Cobar. Prior to June 2001, ALS Chemex in Orange was used for analysis of some Perseverance drilling. Since 1997, over 80% of all sample submissions and over 88% of all sample analyses have been completed at either Analabs (Cobar or Orange) or SGS Cobar.

Gold Analysis

     Prior to 2004 the Analabs Cobar laboratory was mainly used for gold assaying. Special requirements, such as screen fire assay, were performed at the Analabs Orange laboratory. All samples include the S091 method, which is a silica wash in the pulveriser between samples. Some samples have been analyzed at the ALS Chemex laboratories in Brisbane and Orange. These include some Perseverance drilling samples (2000, 2001) and some check assays (2005).

     On December 31st 2001, Analabs Cobar became SGS Cobar. In 2004 the Analabs Cobar Laboratory became referred to as SGS Cobar and the analysis methods were changed. A barren silica wash (method WSH78) is still included between each sample.

Base Metal Analysis

     Prior to mid-2004, Analabs performed the base metal analyses at their laboratory in Townsville using the Inductively Coupled Plasma – Optical Emission Spectroscopy method (ICP-OES). Over-range (ore grade) base metal assays (typically above 1%) were repeated using a triple acid digestion with an AAS finish.

     ALS laboratories in Orange were also used as discussed in the previous section. Subsequent to mid-2004 the bulk of all base metal analyses were performed at the SGS Cobar laboratory using a triple acid digestion on a 0.5g pulp sample with an AAS finish.

Security of Samples

     Core samples that are to be collected at site are stored within a secure shed in a fenced and locked yard behind the main gate at the offices of the Peak Mines. All visitors who enter the Peak Mines site must be tagged through an electronic gate, which is manned by security personnel 24 hours a day. It is current practice for the samples to be collected daily by an employee of the SGS Cobar laboratory.

     Sample pulps and field splits of RC samples are also stored in a secure facility either at the mine or at the CRAE/RTE office in Bundoora, near Melbourne, Australia. Prior to November, 1998 pulps were sent to the pulp storage facility in Bundoora. Since December, 1998 all pulps have been stored at the Peak Mine core shed.

     Each sample dispatch is given a unique data processing order (DPO) number, which is used to track the sampling details (laboratory, assaying method, and sample preparation code) in the site Drillview database. Original DPO sheets are on file at CRAE/RTE in Bundoora, or at the Peak Mine offices.

     Post-1975 assay reports issued by analytical laboratories detail the sample preparation and analytical codes used to perform the analyses. Original laboratory reports are filed by DPO at CRAE Bundoora and PGM. Sample preparation codes for all DPO’s are detailed in the DPO and analytical code tables in Drillview.

Mineral Reserve and Resource Estimates

     New Gold currently has six deposits that have published Mineral Resources and/or Mineral Reserves within the Cobar gold field. The deposits are as follows:

  New Cobar
  Chesney Oxide and Sulphide (2 separate resource estimates)
  New Occidental
  Peak
  Perseverance

     All of the PGM resources have been estimated using similar 3D methods utilizing either Ordinary Kriging ("OK") or Multiple Indicator Kriging ("MIK") estimation methodologies.

     For the MIK estimates, the E-type mean or whole block grade was used to report the gold grades. The resources have been estimated either by site personnel or through the use of consultants.

     The estimation and classification of the resources are prepared in accordance with the guidelines set out in the JORC Code.

     The resource classification is also consistent with criteria laid out in the NI 43-101 and the classifications adopted by CIM Council in December 11, 2005. The reporting of reserves differs in the use of the term “Proved” in JORC Code rather than “Proven” in the CIM Definition Standards. The reporting of resource classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical, the notable difference being the requirement to report Inferred Mineral Resources separate from the totaled Measured and Indicated Mineral Resources under NI 43-101.

     The resource estimates for the New Cobar, Chesney Oxide, Chesney Sulphide, New Occidental, Peak and Perseverance deposits are managed by Mr. Rex Berthelsen who is a member of the Australian Institute of Mining and Metallurgy, and has more than five years experience in the estimation of resources in gold and copper deposits. Mr. Berthelsen is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively for the Mineral Resource estimates.

     Ore Reserves and Mineral Resources are estimated using the CIM definitions. The following table shows the estimated Ore Reserves for the Peak Mines as of December 31, 2008, as taken from the Peak Report.

Peak Gold Mines Pty Ltd –Mineral Reserve Statement as of December 31, 2008 (1)(2)(3)(4)

Deposit		Grade		Contained Metal
	Tonnes (‘000)	Au g/t	Cu %	Au Oz (‘000)	Cu Mlb
New Occidental
Proven	162	6.26	0.13	33	0.5
Probable	165	5.15	0.17	27	0.6
Total	328	5.70	0.15	60	1.1
Perseverance
Proven	81	2.45	2.17	6	3.9
Probable	1,165	5.70	0.94	213	24.1
Total	1,246	5.49	1.02	220	28.0
Peak
Proven	359	4.73	0.51	55	4.0
Probable	390	4.77	0.70	60	6.0
Total	749	4.75	0.61	114	10.1

New Cobar
Proven	172	4.08	0.70	23	2.7
Probable	319	4.20	0.64	43	4.5
Total	491	4.16	0.66	66	7.1
Chesney
Proven	239	1.58	1.94	12	10.2
Probable	448	2.18	1.83	31	18.1
Total	687	2.00	1.87	44	28.3
Surface Stockpiles
Proven	34	4.55	0.85	5	0.6
Probable	-	0.00	0.00	-	-
Total	34	4.55	0.85	5	0.6

Reclaim Stockpiles
Proven	-	0.00	0.00	-	-
Probable	70	2.00	0.65	5	1.0
Total	70	2.00	0.65	5	1.0
Total
Proven	1,048	3.96	0.95	133	21.9
Probable	2,557	4.60	0.96	380	54.4
Total	3,605	4.40	0.96	514	76.3

1)	The Mineral Reserves have been reported with the classification criteria of the CIM Definition Standards.

2)	The Mineral Reserve Statement was prepared by Eric Strom, a full-time employee of PGM who is a qualified person as defined under NI 43-101.

3)	Tonnes and grade of Mineral Reserves are stated on the basis of delivery to plant.

4)	Additions subject to the effects of rounding.

     The table below shows the estimated Mineral Resources for the Peak Mines as of December 31, 2008, as taken from the Peak Report.

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Ore Reserves)

		Tonnes			Au Oz
Deposit	Class	(‘000)	Au (g/t)	Cu %	(‘000)	Cu Mlb
Chesney	Measured	535	1.11	1.31	19	15
	Indicated	493	1.92	1.34	30	15
	M&I	1,028	1.50	1.32	50	30
	Inferred	625	1.98	1.52	40	21
Chesney Total		1,653	1.68	1.40	89	51
New Cobar	Measured	249	3.58	0.61	29	3
	Indicated	346	3.65	0.58	41	4
	M&I	596	3.62	0.59	69	8
	Inferred	613	3.49	0.66	69	9
New Cobar Total		1,209	3.55	0.62	138	17
New Occidental	Measured	95	6.09	0.14	19	0
	Indicated	139	5.01	0.19	22	1
	M&I	234	5.45	0.17	41	1
	Inferred	197	5.13	0.18	32	1
New Occidental Total		431	5.30	0.17	73	2
Peak	Measured	281	3.94	0.51	36	3
	Indicated	219	2.81	0.65	20	3
	M&I	500	3.44	0.57	55	6
	Inferred	100	5.53	0.48	18	1
Peak Total		600	3.79	0.56	73	7
Perseverance	Measured	192	4.88	1.50	30	6
	Indicated	652	4.54	1.02	95	15
	M&I	844	4.62	1.13	125	21
	Inferred	975	6.27	0.66	197	14
Perseverance Total		1,819	5.50	0.88	322	35

		Tonnes
	Class	(‘000s)	Au (g/t)	Cu %	Au Oz	Cu Mlb
Total	Measured	1,351	3.04	0.96	132	29
	Indicated	1,85	3.50	0.92	208	37
	M & I	3,200	3.31	0.94	341	66
	Inferred	2,510	4.40	0.83	355	46
Grand Total		5,710	3.79	0.89	696	112

(1)

The Mineral Resources for the Peak Mines deposits set out in the table above have been estimated by R. Berthelsen who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)	The Mineral Resources were estimated using three-dimensional multiple indicator and ordinary kriged block models, constrained by geological and grade domains.

(3)	A$95 net smelter return cut-off was applied to in-situ Mineral Resources at Peak, Perseverance and New Occidental while at New Cobar and Chesney A$86 was used, along with appropriate recoveries.

(4)

Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(5)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(6)	Numbers may not add up due to rounding.

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)
(including Proven and Probable Ore Reserves)

		Tonnes
Deposit	Class	(‘000)	Au (g/t)	Cu %	Au oz (‘000)	Cu Mlb
Chesney	Measured	765	1.52	1.63	37	27
	Indicated	776	1.95	1.64	49	28
	M&I	1,541	1.74	1.63	86	56
	Inferred	674	1.92	1.67	42	25
Chesney Total		2,216	1.79	1.64	128	80
New Cobar	Measured	429	4.14	0.69	57	7
	Indicated	585	4.10	0.63	77	8
	M&I	1,014	4.11	0.66	134	15
	Inferred	649	3.58	0.65	75	9
New Cobar Total		1,663	3.91	0.65	209	24
New Occidental	Measured	205	6.81	0.13	45	1
	Indicated	268	5.63	0.19	49	1
	M&I	473	6.14	0.16	93	2
	Inferred	215	5.17	0.17	36	1
New Occidental Total		688	5.84	0.17	129	3
Peak	Measured	653	5.02	0.59	105	8
	Indicated	527	4.10	0.70	69	8
	M&I	1,180	4.61	0.64	175	17
	Inferred	125	5.60	0.47	23	1
Peak Total		1,305	4.70	0.62	197	18
Perseverance	Measured	243	4.47	1.76	35	9
	Indicated	1,538	6.39	1.07	316	36
	M&I	1,781	6.12	1.16	350	46
	Inferred	1,048	6.34	0.67	214	16
Perseverance Total		2,830	6.20	0.98	564	61
Stockpiles	Measured	110	2.87	0.67	10	2
Stockpiles Total		110	2.87	0.67	10	2

		Tonnes
Deposit	Class	(‘000)	Au (g/t)	Cu %	Au oz (‘000)	Cu Mlb
Total	Measured	2,405	3.75	1.02	290	54
	Indicated	3,694	4.71	1.00	559	82
	M&I	6,100	4.33	1.01	849	136
	Inferred	2,713	4.45	0.87	388	52
	Total	8,812	4.37	0.97	1,238	188

(1)

The Mineral Resources for the Peak Mines deposits set out in the table above have been estimated by R. Berthelsen who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)	The Mineral Resources were estimated using three-dimensional multiple indicator and ordinary kriged block models, constrained by geological and grade domains.

(3)	A$95 net smelter return cut-off was applied to in-situ Mineral Resources at Peak, Perseverance and New Occidental while at New Cobar and Chesney A$86 was used, along with appropriate recoveries.

(4)

Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(5)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(6)	Numbers may not add up due to rounding.

Mining Operations

     Mine production operations are located in four distinct underground zones, plus ore stockpiled from the completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment. The New Cobar underground development commenced in June 2004 and was commissioned in September 2005. The Chesney ramp development was commenced in 2006 and development of the first mining horizon began in the second quarter 2008.

     Access development to the New Occidental and Perseverance deposits allows 45 and 55 tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore is hauled to a Jaques jaw crusher on the 630L. Ore from the Peak deposit generally reports to an orepass system which gravitates ore to the crusher access. Crushed ore is loaded into the 10 tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak shaft is concrete lined, 5.3 metres in diameter and 740 metres deep. The hoisting system is designed to provide capacity in excess of 700,000 tonnes per year.

     Ore from New Cobar and Chesney is hauled to the surface using 45 and 55 tonne trucks and stockpiled in the New Cobar ROM pad. The ore is then screened and sized and hauled by surface road trains to the Peak site where it is stockpiled in preparation for milling. All stockpiled ore is fed into the No. 5 feeder with a surface loader.

     The mining and milling operations operate on a 4 panel roster with two 12 hour shifts per day, 365 days per year. Maintenance is conducted by personnel of the Company and contractors carry out the diamond drilling activities.

     Drilling has identified significant down-dip extensions to the Perseverance orebody and also an up dip extension to the Peak orebody. Extensions to the declines are progressing in the New Occidental, Perseverance, New Cobar and Chesney areas to enable further mining. The mining of remnant ore around the original Peak Mine is continuing. The Peak Mine access ramp extension to the surface was completed in December 2007.

     At Peak, Perseverance, New Occidental and New Cobar the mining method employed is bench stoping with a 20 metre sublevel interval. At Chesney a combination of bench stoping and open stoping will be employed using a 35m sublevel interval. Mining progresses from bottom up in each panel. Drives are developed along strike in the ore on each level, a slot is developed and ore is blasted into the void. Ore is extracted on retreat to the access crosscut. Waste rock is used to backfill the stoping void.

     In wider sections of the orebody (plus 8 metre) and longer strike lengths, footwall or hangingwall drives are also developed. Once the mining void is large enough, waste rock is introduced to the mined out section of the stope in a modified Avoca style mining method in order to increase stability. Minimal pillars are required. An option of Cemented Rock Fill is being examined to assist mining in wide, high value zones.

Environmental Considerations

     Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted external environmental audits of the PGM tenements in June 2002, April 2004 and August 2006. While three high ranking environmental issues were identified during the audits, these were addressed as a priority. These three issues were related to tailings management.

     There were a number of significant improvements since the previous audit in 2004, most notably in water recycling, implementation of dust suppression measures and upgrading of the tailings pipelines. No issues classified of very high importance were identified. PGM is due for another external audit in July of 2009. This audit will be a benchmarking against the international standards ISO 14001, the International Cyanide Code and the World Bank Equator Principles. PGM is using the standard ISO 14001 as a guideline for its environmental management system.

     PGM has recorded four non-compliances during 2008. Three of these were administrative non-compliances that were immediately resolved, while the remaining non-compliance led to an infringement notice and fine following water being discharged off-site following a significant rain event (approximately 1-in-100 yr return).

     PGM has a responsibility under state law to rehabilitate areas of historic mining as well as current mining activities on its leases to an agreed end land use. The current bank guarantee in favour of the Department of Primary Industries (New South Wales) is now in the amount of A$10.1M.

Taxes

     Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Exploration and Development

     Exploration in 2009 will concentrate on extending the known resources at Perseverance and Chesney, continuing near mine exploration of satellite ore bodies around known deposits and evaluating regional targets generated from the regional targeting initiative.

Cerro San Pedro Mine, Mexico

     Except as otherwise stated herein, the following disclosure relating to the Cerro San Pedro Mine is based on information derived from the technical report entitled “2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico,” dated March 31, 2007 (the “CSP Report”). The CSP Report was prepared by William L. Rose, P.E. and Principal Mining Engineer for WLR Consulting, Inc. Mr. Rose is an independent qualified person as that term is defined under NI 43-101. The following description of the Cerro San Pedro Mine has been summarized from the CSP Report and readers should consult the CSP Report to obtain further particulars about the Cerro San Pedro Mine. The CSP Report is available on the SEDAR website located at www.sedar.com under Metallica’s public filings.

Project Description and Location

     The Cerro San Pedro Mine is located in central Mexico in the state of San Luis Potosí, approximately 400 kilometers (km) north of Mexico City along the interstate highway connecting Mexico City with Monterrey, and approximately 20 kilometers (12 miles) east-northeast of the city of San Luis Potosi, which is the state capitol. The Cerro San Pedro mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). A location map for the project is presented below.

CERRO SAN PEDRO MINE LOCATION MAP

     The Cerro San Pedro Mine is an open pit gold and silver heap-leach mining operation that is expected to produce 80,000 to 100,000 ounces of gold and 2.25 million ounces of silver, annually, over an estimated mine life of ten years. Commercial production at Cerro San Pedro commenced in May 2007.

Mineral Property Summary

     The mineral rights at the Cerro San Pedro Mine consist of 53 mineral concessions, covering an area of 7,719 hectares.

      The majority of mineral concessions have been acquired through purchase agreements and to a lesser extent through staking. The unique mineral concessions begin to expire in December 2036 through October 2058, subject to the timely filing of periodic reports and payment of taxes to the Direccion General de Minas (“Federal Mining Bureau”). These concessions may be extended for an additional 50-year period. The Company does not anticipate that extensions to the mineral concessions will be required at present. All of the mineral concessions are held by the Company without any encumbrances except for the following:

  The mineral concessions optioned from Antonio Alvarez Ruiz (#31 and #32) are subject to a note agreement with an outstanding balance of $675,000 as of March 13, 2008. The note does not bear interest and is payable in annual installments of $75,000 from March 2008 through March 2016.

     Although the Company has investigated title to its mineral concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged.

Environmental

Environmental Permitting Requirements

     Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental [Manifest of Environmental Impact] (“MIA”), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

Status of Permits

     The Company was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales (Secretary of Environment and Natural Resources) (“SEMARNAT”) in February 1999. The Environmental Authorization lists various conditions which the Company is required to observe with respect to its operations at the Cerro San Pedro. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine.

     In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company’s Environmental Authorization. The legal action brought by the contesting group claimed that the Environmental Authorization issued by SEMARNAT violated various environmental laws and standards, and a local land use plan. The judgment was appealed by SEMARNAT. A Federal Court subsequently ruled on the appeal and directed an Administrative and Fiscal Court to nullify the Environmental Authorization. SEMARNAT and the Company appealed the nullification ruling. In December 2005, a Federal Court ruled in favor of the Company and instructed the Administrative and Fiscal Court to revoke its nullification ruling. In addition, the Federal Court instructed the Administrative and Fiscal Court to direct SEMARNAT to issue a new Environmental Authorization to the Company and nullify the 1999 Environmental Authorization. In April 2006, SEMARNAT issued the Company a new Environmental Authorization that complied with the requirements of the Federal Court order. A group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the new Environmental Authorization. In September 2007, a court of appeals upheld the earlier Federal Court ruling that the Environmental Authorization granted by SEMARNAT to the Company in April 2006 was valid.

     The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018. The Company may be required to apply for an extension within 60 days of the April 2018 Environmental Authorization expiration date in order to extend the Environmental Authorization term to adequately cover the proposed mining and reclamation period. The Environmental Authorization lists over 90 conditions that the Company is required to satisfy, most of which relate to the reclamation phase of the project and includes the establishment of reclamation funding requirements for the project. The reclamation funding requirements are discussed below under permitting compliance.

     The Company’s mining operations require the use of explosives. Mexican law requires all companies that use explosives to obtain a federal explosives permit on an annual basis. In addition to the annual federal explosives permit, the Company is also required to obtain a state explosives permit on a quarterly basis. In the event that federal authorities determine that the Company is not in compliance with these permits, or if the federal renewals are not renewed in a timely manner, the Company’s operations could be negatively affected. The Company is required to renew its municipal construction and operating licenses on an annual basis.

     The Company has been granted a local Land Use License that includes numerous conditions and recommendations for which the Company has agreed to fulfill. These include 1) stabilization of the Cerro San Pedro Apostle Church, and the 2) formation of a technical committee to oversee an environmental audit of the project.

     The structural stabilization of the church and install blast monitoring equipment near the church will be financed through a trust fund managed by an independent technical committee and other interested parties. The Company has deposited approximately $235,000 in a bank trust account as a deposit towards the estimated cost of the stabilization program. A federal governmental agency is reviewing the proposed stabilization work plans and with its approval, the Company will commence work on the program.

     The Company must also comply with conditions in other permits and licenses that have been issued by various regulatory and governmental authorities. Although the Company believes that it is currently in compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company’s operations could be negatively affected.

Environmental Permitting Compliance

     The Environmental Authorization includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions relate to the reclamation activities that must be performed at the end of the mine life. In March 2008, PROFEPA conducted a complete review of the Cerro San Pedro mine and issued a report that the Company was in substantial compliance with the terms of the Environmental Authorization.

     The closure and reclamation plan for the Cerro San Pedro mine has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow the Company to fund its reclamation obligation during mining operations; however, negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized. The schedule for completing the closure activities is controlled by the requirements contained in the Environmental Authorization; specifically that site reclamation is required to be completed within four years of final processing.

Surface and Water Rights Acquisition

     In order to build and operate the Cerro San Pedro mine, surface rights agreements were required. The Company has obtained surface occupation lease agreements with the two ejidos and the possessionary rights holders, that own property in the Cerro San Pedro mine area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $52,000. The leases grant the Company temporary occupancy for a period of 15 years (through January 2011), and may be extended by the Company for an additional 15 years, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico.

     The Company holds a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for ejido Cerro de San Pedro land and ejido Palma de la Cruz land. This authorization provides the Company with federally mandated surface rights access over the life of the mine. The Company therefore has two levels of protection with respect to surface rights access to ejido Cerro de San Pedro land; a 15-year lease agreement with the possessionary rights holders, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau. The Company also has two levels of protection with respect to surface rights access to ejido Palma de la Cruz land; a 15-year lease agreement with ejido Palma de la Cruz, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau. The Company has a 15-year surface rights lease agreement with ejido Cuesta de Campa, which controls surface rights access to approximately 20% of the leach pad area.

     Water rights are federally owned in Mexico and administered by an agency of the federal government; the Comision Nacional de Agua (“CNA”). CNA granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin (the “Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties who received the water concessions from the CNA. The Cerro San Pedro project is forecast to use a maximum of approximately one million cubic meters of water per year. The Company has acquired titles for pumping rights for 1,010,234 cubic meters per year, which generally must be renewed with CNA at various intervals during mine operations. The Company has also acquired an additional 360,000 cubic meters of water rights for which it is awaiting receipt of title from CNA. This brings the total to 1,370,234 cubic meters, which is in excess of the estimated mine requirements.

     The 1.4 million cubic meters of water rights that are owned or leased by the Company have been acquired from various wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. The La Zapatilla well was constructed by the Company and has a total pumping capacity of approximately two million cubic meters of water per year. The La Zapatilla well is located 1.5 kilometers west of the proposed leach pad, which is where most of the mine’s water consumption will take place.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Access to the mine area is by paved roads from the city of San Luis Potosi, a distance of approximately 20 kilometers. The city of San Luis Potosi has a population of approximately one million and has an adequate airport with frequent flights to Mexico City, Monterrey, Houston, Dallas and other cities. The local employment market includes a readily available pool of skilled workers covering a broad range of professions and trades.

     The Cerro San Pedro Mine is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations ranging between 1800 meters above sea level (“masl”) and 2300 masl. The climate is semi-arid and average precipitation is 35cm per year. The vegetative cover consists of various shrubs, mesquite, and cactus. The warmest months are from April through September, averaging 20.1°C for this period with the maximum averaging 29.2°C for May. The coldest months are December through February with an average of 7.4°C for this period, and a minimum averaging –4.4°C in December. Wind direction is predominantly from the west, with winds of these directions prevailing 160 to 240 days of the year.

     Electricity for the mine is provided through a 115 kilovolt power line that runs to a location near the processing facilities. In addition, the Company has acquired a diesel generator as a backup power system for the process facilities.

History

     The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Mining continued until 1663 when a mine fire collapsed the main production stope, effectively curtailing organized mining activity for the next two hundred years. Although there are no reliable production records for this period, it is estimated that approximately 200,000 and 500,000 ounces of gold and 2 to 5 million ounces of silver were produced from near-surface high grade ores by the Spanish.

     The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, the La Victoria Company drove the Victoria adit beneath the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies that had been mined by the Spanish. Concurrently, the El Barreno Company developed an underground mine in the adjacent Barreno Hill area to the south. By 1904 there were more than 100 active mines in the district. All mining operations were reportedly suspended between 1925 and 1930. In 1930, mining activity resumed when the Asarco company acquired the La Victoria and Barreno properties and began mining a combination of near surface oxide ores by open pit on Barreno Hill, and high grade sulfide ore from underground in an area approximately 500 meters to the south. Asarco’s production continued uninterrupted until 1948 when mining operations ceased due to a labor dispute. Asarco’s total production during this period is reported as approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead, and 93 million pounds of copper.

     The advent of modern heap leach technology in the early 1970’s resulted in renewed interest in the Cerro San Pedro district with successive exploration campaigns by companies that included Geocon, Bear Creek Mining, Compania Fresnillo and ultimately MSX who beginning in April 1995 completed the first feasibility study for the project in March 1997. In early 1998, Metallica executed a 50:50 joint venture agreement with Cambior Inc. (“Cambior”) to further develop the property. Cambior’s activities resulted in the completion of a second feasibility study for the project. Cambior sold its interest in MSX to Glamis Gold Ltd. (“Glamis”) in May 2000. In November 2000 Glamis completed a third feasibility study for the project which serves as the basis for the open pit run-of-mine heap leach currently in operation. In February 2003, Metallica acquired Glamis’ 50% interest in the project, excluding a royalty on net proceeds, which was subsequently acquired and cancelled by Metallica in 2004. The only outstanding royalty is a 1.95% gross value royalty owned by Franco Nevada Inc.

     Since March 2004, there have been a series of legal challenges regarding control of surface rights in the project area and the explosives and environmental mining permits. Currently the Company, through its MSX subsidiary, controls 53 mineral concessions, totaling 7,719 hectares (ha). In 2004, the surface lease agreement that MSX signed with the inhabitants of the Cerro de San Pedro Ejido was declared null by the Agrarian court in San Luis Potosi. This decision was reversed on appeal. In addition to the valid lease, a Temporary Occupancy Order and Right of Way were granted by the General Mining Directorate, or DGM, to insure land tenure for the same area. The Temporary Occupancy Order applies to the mine area and the Right of Way permits MSX surface rights for the haul road to the heap leach process area.

     The “Permit for the Purchase and Use of Explosives” was obtained on December 23, 2006. SEMARNAT reviewed the Environmental Mining Permit (MIA) for conformity to current environmental laws and made several modifications to update the document, which was issued on April 10, 2006. In legal action regarding the MIA, there is still a complaint filed by Pro San Luis Ecologico, a portion of which was resolved in MSX’s favor, with the remainder pending resolution.

     Since 2000 it has been MSX policy that the Cerro San Pedro town site on the property would be protected from any mining incursion. Mineral resources reported herein include this town site restriction and are further constrained by a floating cone pit shell based on a $1000/oz gold price and a $21/oz silver price. The intent of using resource estimates derived from a floating cone pit shell is in full compliance with CIM Standards referenced by Canadian NI 43-101 which state that a mineral resource is an inventory of mineralization that “might become economically extractable.”

     Construction of the Company’s 100%-owned Cerro San Pedro gold and silver, heap-leach, open-pit mine began in 2004, and was expected to take approximately nine months to complete. The Company encountered delays with the construction schedule in 2004, 2005 and 2006 resulting from various legal challenges involving surface rights access, the explosives permit and other permits and licenses. Most of these challenges were resolved by 2006, which enabled the Company to complete construction of the mine and commence commercial production on May 1, 2007.

Geological Setting

     The Cerro San Pedro deposit is a gold-silver-zinc-lead+copper mineral resource that occurs within a Cretaceous age monzodiorite porphyry that has intruded a sequence of Cretaceous age limestones that underewent broad scale regional tectonic folding and faulting during the late Cretaceous Laramide orogeny. The geometry of the San Pedro porphyry, as defined by surface mapping and drill hole intercepts, is that of an elongate 1.5 to 2 kilometers long by 200 to 400+ meter thick wedge emplaced along a westerly dipping system of thrust faults. In general, the complex deformational history of pre-mineral faulting, folding and intrusion of the San Pedro porphyry are the primary factors behind the localization of the mineralization in the Cerro San Pedro mining district.

     Available drill hole and underground mine geology information indicate the mineralized portions of the San Pedro porphyry extend along 1.5 kilometer section of a south-southwest trending zone of mineralization that has been the the focus of mining and exploration since the mid-1600’s when the Cerro San Pedro district was discovered by early Spanish explorers. Modern surface exploration work in the district indicates this mineralized trend remains largely unexplored for at least another 1 kilometer south from an area of previous underground mining.

Exploration

     Mineral exploration and development programs at Cerro San Pedro from the early 1970s until mine commencement of construction in 2004 are summarized in the table below:

Period	Work Program	Results
1970’s	Mapping & sampling	Preliminary resource target of 50-75 Mt @ 0.60-0.80 g/t gold, 20-35 g/t silver
1980 - 1981	Mapping & Samp[ling, Core drilling – 276 m / 3 holes	Inconclusive
1989 - 1993	Mapping & Sampling, Exploration and RC drilling – 9,400 m / 38 holes	Preliminary resource estimate of 17 Mt @ 1.02 g/t gold, 16 g/t silver
1995 - 1997	Mapping & Sampling, Exploration and RC & Core drilling – 49,000 m / ~213 holes Feasibility Study (1st)	P&P Rsv: 77.3 Mt @ 0.60 g/t Au, 24.8 g/t Ag Based on $360/oz gold, $5.25/oz silver (pre-NI 43-101)
	Mapping & Sampling, Exploration and Core drilling – 7,612 m / ~53 holes Feasibility Study (2nd)	P&P Rsv: 63.5 Mt @ 0.62 g/t Au, 24.6 g/t Ag Based on $300/oz gold, $5.50/oz silver (pre-NI 43-101)
2000 - 2002	Feasibility Study (3rd)	P&P Rsv: 50 Mt @ 0.77 g/t Au, 23.0 g/t Ag Based on $275/oz gold, $5.25/oz silver

2003 - 2008	Mine Development: Feb – Dec 2003	P&P Rsv: 61 Mt @ 0.59 g/t Au, 24.0 g/t Ag
	Construction – Jan 2004 to April 2007	Based on $325/oz gold, $4.62/oz silver
Commercial Production – May 2007

Mineralization

     Mineralization at Cerro San Pedro is characterized by a combination of gold and silver bearing iron oxides and gold, silver, zinc and lead (+ copper) bearing sulfides hosted within a well developed system of cross-cutting fractures (stockwork) in the San Pedro porphyry and along faults and fractures that extend into the surrounding limestone country rocks. Secondary oxide hosted gold and silver mineralization occurs in the upper near-surface parts of the Cerro San Pedro district where surficial weathering and oxidation processes caused the breakdown and removal of zinc, lead and copper from pre-existing primary sulfide minerals. The majority of current mineral resources and mineral reserves are contained within the gold and silver bearing oxide portion of the Cerro San Pedro deposit. Although no mineral resources or mineral reserves have been developed for the deeper sulfide portion of the deposit, gold, silver, zinc, lead and copper were mined from high grade sulfide ore bodies occurring along the contact between the San Pedro porphyry and adjacent limestone country rocks.

Drilling

     The Cerro San Pedro drill hole database includes the results from four different drilling campaigns: Bear Creek, Cia. Fresnillo, MSX-Metallica and MSX under the Cambior-Metallica Joint Venture. The database includes gold and silver assay results for approximately 271 drill holes totaling 58,840 meters. Contents of the database are summarized in the table below:

Cerro San Pedro Drill Hole Database
Company	Year	DDH Holes		RC Holes		Total
		No.	Meters	No.	Meters	No.	Meters
Bear Creek	1982			3	276	3	276
Fresnillo	1992			49	9518	49	9,518
Metallica - MSX	1995			47	11,970	47	11,970
Metallica - MSX	1996	28	8,568	78	20,895	106	29,463
Cambior - MSX	1997	11	2,650			11	2,650
Cambior – MSX Surface	1998	13	1,439			13	1,439
Cambior – MSX Underground	1998	42	3,523			42	3522.9
Total		94	16,180	177	42,659	271	58,840

     These companies also collected 3,749 rock chip channel samples along approximately 6.7 kilometers of underground drifts and stopes as summarized in the table below.

Cerro San Pedro Underground Sampling Database
Company	Year	No. Channel Samples	Meters
Bear Creek	1982	854	1,398
Fresnillo	1990	742	742
Metallica - MSX	1995	100	262
Metallica - MSX	1996	1,304	2,290
Cambior - MSX	1997-1998	749	2,007
Total		3,749	6,699

Sample Preparation, Analysis and Security

     Layne Drilling Services de Mexico served as the primary contractor to MSX for the reverse circulation drilling program at Cerro San Pedro. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

     The standard sampling procedure for reverse circulation drill holes involved systematic sampling at regular 2 meter intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes required the injection of water and the use of wet sampling methods in order to maintain optimum circulation and sample return. To date, no groundwater has been intercepted in the area containing the open pit gold-silver mineral resource at Cerro San Pedro.

     Collection of wet drilling samples involved the use a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split which was sent to Bondar-Clegg for analysis, and one duplicate split which was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

     Although every effort was made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times proved problematic to maintaining consistent sample recovery. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

     The sampling procedure for core holes likewise involved systematic sampling at regular two meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. The majority of core holes were completed with HQ-size core of 8.5 centimeter (cm) diameter with reductions to NQ-size core of 5.6 cm diameter where necessary. Two methods of core sample splitting were employed, depending on sample lithology.

     Limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate 2 cm slice lengthwise along each 2 m interval. Once each 2 m sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample. Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories for further test work.

     During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above. Due to porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to cutting dry half-splits using a Longyear jaw splitter. One half-split was submitted to Bondar-Clegg for fire assay, the remainder has been stored at the project site for reference and possible future test work.

     The preparation of bulk composites for column leach metallurgical testing involved the collection of approximately 500 kilograms (kg) of Begoñia Limestone, as well as the collection of three 200 kg of whole core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle roll leach tests were submitted as unsplit 2 m intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Labs. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, CO for analysis.

Sample Preparation

     Drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150 degrees Centigrade (C), weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram (gm) split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage. The 250 gm split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 to 200 and 50 gm splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, B.C. for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gm sample pulps remains available for future analytical work.

Assay Methods

     The Bondar-Clegg fire assay procedure involved a standard 1-assay ton gold-silver fire assay with an atomic absorption (AA) finish. The assay procedures include blending of sample pulps followed by weighing of 1-assay ton (29.17 gm) splits from each sample pulp. The weighed samples were fused with an appropriate flux at a temperature of 1038 degrees C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954 degrees C for gold and 871 degrees C for silver. The cupelled sample buttons were then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag were re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, NV facility where they were analyzed for cyanide (CN)- soluble gold via a 1-assay ton hot CN shake leach. Bondar-Clegg’s agitated cyanide assay procedure first involved the preparation of a second 30 gm spilt from the original sample pulp, which was mixed with 30 milliliters (ml) of 5 gram per liter (gpl) CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample is then agitated for one hour at 80 degrees C after which the solution was analyzed by AA. Results were initially reported in ounces per short ton of dry solids and subsequently converted to g/t. Upon receipt of results from Bondar-Clegg, all CN-soluble assay data were recorded in the San Pedro project database along with the original fire assay results for each individual sample.

     Cone Geochemical’s analytical procedure was similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg were reground to 90% passing 200 mesh prior to fire assay. Gold analyses followed essentially the same procedures described above; however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric- Nitric-Hydrochloric), which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

     Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for gold were performed via the 1-assay ton fire assay/AA finish method described above. Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury and manganese were done through a multi-element ICP spectral scan. The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP. As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter. Skyline Labs of Tucson, AZ analyzed gold and silver from the Bear Creek underground sampling program according to standard gold-silver fire assay/AA-finish techniques. Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods.

     More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica, the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn). From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese. Tables 6 and 7 summarize the assay information available.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

     Geologic resources for the Cerro San Pedro deposit were originally reported by Glamis Corporation in 2000 using the existing drillhole database. The mineral resources were determined using a 3-dimensional geological block model (3DBM) that was constructed using MineSight®/MEDSystem® software developed by Mintec Inc. The 3DBM was based on the drillhole database and geological interpretations developed over many years of exploration on the property. Prior to 2005 resource was an inventory of all mineralized material within the 3DBM falling above specified cutoff grades. During the time between 2000 and the present, it was decided that the Cerro San Pedro town site on the property would be protected from any mining incursion. This development results in a portion of the mineral resource becoming inaccessible to open pit mining. According to the CIM Standards referenced by NI 43-101, “A Mineral Resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable.” The Cerro San Pedro mineral resources are presently stated to better indicate the portions of the mineralization that may become economically extractable under the Company’s current business model (i.e., open pit mining and run-of-mine heap leach processing). These portions of the mineralization are determined using a rough mineral resource pit shell, developed from a floating cone algorithm, based on a $1000/oz gold price, a $21/oz silver price and the same technical and cost constraints applied to the mineral reserves. This shell does not, however, reflect an economic pit design. Rather, it is used simply to identify material that, under current processing technology and reasonable gold and silver prices, could become economic.

     The mineral resource estimate used the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which were reverse circulation and 94 were core holes. The deposit has been drilled overall on a 50-meter by 50-meter grid with a closer spacing in some areas. In addition, a total of 2,153 channel samples representing about 4,600 meters were collected from numerous accessible underground workings.

The mineral resource was evaluated using various estimation methods. The restricted kriging (“RK”) method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource.

     The mineral resource is stated to reflect only those portions of mineralization that could become economically extractable under realistically assumed and justifiable technical and economic conditions. The December 31, 2008 mineral resource estimate calculated a rough floating cone pit shell using a $1000 per ounce gold price and a $21 per ounce silver price and the same technical and cost constraints that were applied to the mineral reserves. This pit shell does not reflect an economic pit design. It merely identifies material, which under current processing technology and a reasonable gold price, could become economic. The mineral resources reported in the tables below are estimates of that portion of the mineral inventory that may become “economically extractable” under a combined $1000/oz gold and $21/oz silver price scenario.. The mineral resource estimates account for mining progress through the end of 2008.

Measured and Indicated Mineral Resources (1)(2)(3)(4)
Tonnage & Grade
	Measured			Indicated			Total M & I
Gold Cutoff
Grade (g/t)	Tonnes	Au	Ag	Tonnes	Au	Ag	Tonnes	Au	Ag
	(000’s)	g/t	g/t	(000’s)	g/t	g/t	(000’s)	g/t	g/t
0.2	90,160	0.55	20.6	6,370	0.46	18.7	96,530	0.54	20.4
0.3	73,105	0.62	22.2	3,881	0.60	20.5	76,986	0.62	22.2
0.4	54,921	0.71	24.7	2,524	0.74	22.6	57,445	0.71	24.6
Contained Ounces x 1000
	Measured			Indicated			Total M & I
Gold Cutoff
Grade (g/t)	Gold		Silver	Gold		Silver	Gold		Silver
	oz		oz	oz		oz	oz		oz
0.2	1,597		59,557	94		3,830	1,691		63,387
0.3	1,462		52,275	75		2,554	1,537		54,829
0.4	1,259		43,669	60		1,831	1,319		45,500

Inferred Mineral Resources (1)(2)(3)(4)(5)
Gold Cutoff	Tonnage & Grade			Contained Ounces x 1000
Grade (g/t)	Tonnes	Au	Ag	Gold	Silver
	(000’s)	g/t	g/t
0.2	1,658	0.47	24.1	25	1,283
0.3	1,000	0.62	25.1	20	808
0.4	683	0.75	26.1	17	573

1)	Mineral resources were estimated by William Rose, who is a qualified person as defined under NI 43-101

2)

Mineral resources have been estimated using industry standard three-dimensional geostatistical block model estimation methods (e.g. one or a combination of ordinary kriging, multiple indicator kriging or inverse distance to an exponential power) constrained by geological and metal grade domains in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)

Cerro San Pedro mineral resources have been estimated based on a gold price of $1000/oz, a silver price of $21/oz and a lower grade cut-off of 0.2 g/t gold and are constrained within an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as of December 31, 2008.

4)	Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

5)	Numbers may not add due to rounding.

Mineral Reserves

     Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann algorithm to determine the extent of economic open pit mining based on run-of-mine (“ROM”) ore. Process recoveries and operating costs used in these pit limit evaluations are summarized in the table below.

PIT LIMIT INPUT PARAMETERS – PROCESS RECOVERIES AND PROCESSING COSTS

	Gold	Silver	Processing
Rock Type	Recovery (%)	Recovery (%)	Cost ($/t ore)
Porphyry Oxide	75%	40%	$1.42
Porphyry Mixed	30%	40%	$1.42
Porphyry Sulfide	20%	30%	$1.42
Begoñia Limestone	55%	25%	$1.42
Hospital Limestone	35%	10%	$1.42
Barrano Limestones & MnOx	20%	5%	$1.42
All other rock types (waste)	0%	0%	n/a

     Other economic and overall slope angle parameters are summarized in the table below. The economic parameters were estimated by the Company.

PIT LIMIT INPUT PARAMETERS – OTHER ECONOMIC VALUES AND SLOPE ANGLES
Parameter	Value
Gold price	$ 750 / oz
Silver price	$ 10.00 / oz
Refining recovery for gold	99.89%
Refining recovery for silver	99.78%
Freight and refining cost for gold	$ 3.68 / oz
Freight and refining cost for silver	$ 0.30 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$ 1.87 / t
Mining cost – waste	$ 1.59 / t
General/administration cost	$ 0.94 / t ore
Overall Slope angles on N & NE walls	56[o]
Overall Slope angles on E wall	52[o]
Overall Slope angles on SE, S & SW walls	54[o]
Overall Slope angles on W & NW walls	55[o]
Bench Face Angle	75[o]
Bench Height	10 meters

     The table below summarizes the Cerro San Pedro proven and probable mineral reserve estimates by rock type as of December 31, 2008. The mineral reserves are derived from measured and indicated mineral resources above an internal NSR cutoff grade of $2.64/t. The internal cutoff grade is based on incremental ore mining, processing and general/administration costs, but excludes the base waste mining cost in its calculation.

Mineral Reserves by Rock Type (1)(2)(3)
Material	Ore	Au	Ag	Waste	Total
	Ktonnes	(g/t)	(g/t)	Ktonnes	Ktonnes
Porphyry Oxide	46,953	0.53	20.2	2,537	49,490
Porphyry Mixed	10,797	0.60	23.0	156	10,953
Porphyry Sulfide	5,073	0.63	25.0	647	5,720
Begonia Limestone	6,555	0.49	31.0	29,430	35,985
Hospital Limestone	1,832	0.60	34.3	27,633	29,465
Barreno Limestone	884	0.93	24.8	9,545	10,429
Barreno MnOx	100	0.91	22.9	264	364
Begonia Carbonaceous	-	-	-	5,745	5,745
Talings	-	-	-	67	67
Undefined	-	-	-	1,388	1,388
Unadjusted Subtotal	72,194	0.55	22.3	77,412	149,606
Less unknown U/G voids	-500	0.55	22.3	0	-500
Net Mineral Reserves	71,694	0.55	22.3	77,412	149,106

1)	The mineral reserves were estimated by William Rose, who is a qualified person as defined under NI 43-101.

2)

The mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability.Cerro San Pedro mineral reserves have been calculated based on a gold price of $750/oz, a silver price of $10.00/lb and a lower NSR cut-off of $2.64/t.

3)	Numbers may not add due to rounding.

     An adjustment of 500,000 tonnes was made to account for unknown underground voids that may be encountered over the course of continued open pit mining operations. Known underground voids have already been accounted for in the development of the computer-based deposit model.

     The table below shows the breakdown of the mineral reserves by classification. These estimates include both proven and probable mineral reserves. All inferred mineral resources are treated as waste.

Mineral Reserves by Classification as of December 31, 2008(1)(2)(3)
Classification	Ore	Au	Ag	Waste	Total
	Ktonnes	(g/t)	(g/t)	Ktonnes	Ktonnes
Proven	69,640	0.55	22.3	50,567	120,207
Probable	2,054	0.52	22.9	17,577	19,631
Other Waste	-	-	-	9,268	9,268
Total	71,694	0.55	22.3	77,412	149,106

1)	The mineral reserves were estimated by William Rose, who is a qualified person as defined under NI 43-101.

2)

The mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability.Cerro San Pedro mineral reserves have been calculated based on a gold price of $750/oz, a silver price of $10.00/lb and a lower NSR cut-off of $2.64/t.

3)	Numbers may not add due to rounding.

     Total Cerro San Pedro mineral reserves at prices of $750/oz Au and $10.00/oz Ag are estimated at nearly 72 million tonnes grading 0.55 g/t Au and 22.3 g/t Ag. Waste stripping is estimated at approximately 77 million tonnes, resulting in a strip ratio of 1.08 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit, which includes the above mineral reserves, is approximately 149 million tonnes. Contained metal is estimated at about 1.27 million ounces of gold and 51.5 million ounces of silver. Recoverable metals are projected at 751,000 ounces of gold and 18.3 million ounces of silver, which represents about 59% of the contained gold and nearly 36% of the contained silver.

     Due to the low-grade nature of the Cerro San Pedro deposit, all of the mineral reserve estimates presented are sensitive to precious metal prices, recoveries and project operating costs. Mineral reserve estimates in subsequent evaluations of the Cerro San Pedro Project may vary according to changes in these factors and to the extent of ongoing mining activity.

     The mineral reserve estimate was prepared by William L. Rose of WLR Consulting. Mr. Rose is a qualified person, as that term is defined in National Instrument 43-101, and is independent of the Company within the meaning of that Instrument.

Mining Operations

     Mine access is via a 2 kilometer haul road beginning at the leach pad extending north to a single open pit located adjacent to the primary waste disposal facility. Mine development is performed through conventional drill, blast, load, and haul mining method, typical of open-pit mining. Run-of-mine (ROM) ore is hauled directly to the leach pad for processing. Waste mining utilizes the same equipment fleet used to produce ore; however, waste is being deposited in two waste disposal facilities.

     In efforts to reduce capital requirements for the project, Metallica chose to employ the services of a contract miner. Bids were received from various mining contractors in the US and Mexico. Washington Group International, a US company, was awarded the contract in December 2003.

     The following mine planning, mine production schedule and mine life information has been taken from the CSP Technical Report dated March 31, 2007.

Mine Planning

     The Cerro San Pedro open pit was developed based on a $475 per ounce gold price and $8.00 per ounce silver price. The low-grade nature of the deposit dictated the use of large-scale open pit mining equipment for efficient and cost effective mine development. The pit was divided into three phases to provide early ore production and attempt to spread stripping throughout the mine life, build to a sustainable annual ore quantity and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year.

     The blasting suspension in 2006 impacted the original mine plan and additional stripping of waste will occur in the first several years of mine life. The current mine plan reflects the additional stripping and in later years the plan also presents an increase in annual ore production as waste production decreases. Therefore, the mining schedule is based on an average annual ore production of 8.6 million tonnes of ROM ore per annum but most years produce 7.5 million tones of ore annually. The life of the mine spans ten years. Average mining cost per tonne of material over the life of mine is expected to be $1.14 for ore and $1.05 for waste.

Mine Production Schedule

     The schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

  An equipment fleet to take advantage of bulk unit cost economies, work within a minimum mining width of 30 meters, minimize loading machines, and keeping equipment needs constant through out the mine life.
  Target of 8.6 million tonnes of ore per annum or 28,000 tonnes per day.
  Gradual ramp up of mine tonnage in Year 1.
  Target high grade and low stripping in the starter pit.
  Minimize mining shift change-over inefficiencies by utilizing extended hour work shifts.
  No mining on Sundays as prescribed by project permitting.

The detailed mine schedule is summarized by year in the table below.

	Ore	Gold Grade	Silver Grade	Waste	Total
Project Period	Ktonnes	G Au/t	G Ag/t	Ktonnes	Ktonnes	Strip Ratio
Year 1	6,662	0.56	28.5	11,974	18,636	1.80
Year 2	7,500	0.55	26.2	17,250	24,750	2.30
Year 3	7,500	0.55	22.9	16,875	24,375	2.25
Year 4	7,500	0.57	26.0	15,000	22,500	2.00
Year 5	7,500	0.63	22.7	13,500	21,000	1.80
Year 6	7,500	0.49	18.0	11,250	18,750	1.50
Year 7	7,500	0.45	18.7	9,750	17,250	1.30
Year 8	7,500	0.52	22.6	9,875	17,375	1.32
Year 9	14,229	0.68	25.4	2,105	16,334	0.15
Year 10	12,422	0.44	16.1	747	13,169	0.06
Total	85,813	0.55	22.5	108,326	194,139	1.26

Mine Life

     The proven and probable mineral reserves contain about 1.5 million ounces of gold and 62 million ounces of silver in 86 million tonnes of ROM ore, sufficient for 10 years of mine life at a calculated average production rate of 28,000 tonnes of ore per day. Exploration potential for additional gold-silver oxide resources is limited; therefore, there are no immediate plans to explore for additional oxide mineral resources to augment existing reserves for the current gold-silver heap lach operation.

Exploration and Development

     In July 2008, the Company commenced a program to explore the potential of sulfide mineralization in an area of previous underground mining where from 1928 to 1948 the Asarco mining company is reported to have produced approximately 235,000 ounces of gold, 20 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead and 93 million pounds of copper from a sulfide ore body. The Asarco ore body occurs along the contact between a sequence of tectonically folded and faulted limestones and the San Pedro porphyry intrusive which hosts the bulk of gold and silver-bearing oxide mineralization currently being mined by open pit approximately 500 meters to the north.

     By year-end 1,050 meters of diamond core drilling had been completed. A minimum of 5,000 meters of exploration drilling is currently forecast for the project during 2009.

Update on Cerro San Pedro

     Total gold and silver mined since commencement of commercial production through December 31, 2008 includes 256,000 ounces of contained gold and 10,929,000 ounces of contained silver.

     In June 2007, MSX entered into an option agreement with Mexichem Fluor S.A. de C.V. and an affiliate (collectively “Mexichem”) to acquire three mining concessions that partially cover the CSP sulfide project area. Under the agreement MSX must pay $1.5 million and incur exploration expenditures of $1.5 million, including completion of 7,500m of drilling by July 2010. Following exercise of MSX’s option to purchase the Mexichem concessions, Mexichem will retain on NSR royalty deriving from the sale of gold, silver and other metals produced from the Mexichem concessions. In addition, MSX is required to deliver a feasibility study by July 2015, after which it will begin making advance NSR royalty payment to Mexichem.

     In June 2007 the Company had terminated its mining contract with Washing Group Latin America (“WGL”). In October 2008, the Company settled a dispute with WGL for $8 million and a mutual release and settlement agreement was signed by both parties reflecting that the mining contract had been terminated by mutual agreement. Since that time, the Company has conducted owner mining with a leased fleet of equipment.

New Afton Project, Canada

     Except as otherwise stated herein and except in relation to the 2007 drill program (see “Drilling – 2007 Drill Program”), the following disclosure relating to the New Afton Project is based on information derived from the technical report entitled “New Afton Project NI 43-101 Independent Technical Report”, dated April 2007 and revised on June 22, 2007 (the “New Afton Report”). David Rennie, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) completed the geology, mineralization, exploration, drilling, sampling method, preparation, analysis and security, data verification and mineral resource estimate and Mike Thomas, MAusIMM (CP) of AMC Consultants (Pty.) Ltd. (“AMC”) completed the mineral reserve estimate and mine planning sections of the New Afton Report summarized herein.

     The following description of the New Afton Project has been summarized from the New Afton Report and readers should consult the New Afton Report to obtain further particulars about the New Afton Project. The New Afton Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

     The New Afton Project is located 350 km Northeast of Vancouver and 10 km West of Kamloops in the South-Central Interior of British Columbia, on the site of the historic Afton Mine, a previous operation of Teck.

     On November 29, 2006, the Ministry issued to the Company the mining lease bearing Tenure No. 546063 (the “Mining Lease”) over four post legacy claims (Afton 1, 2, 3, and 4) (the “Leased Land”). The Mining Lease, which is issued in accordance with the Mineral Tenure Act of British Columbia, demises to the Company all Crown minerals within and under the Leased Land (an aggregate of 903 hectares). The Mining Lease is for a term of 30 years from November 29, 2006 and annual rent is C$9,750. The block of claims surrounding the Mining Lease comprise ten 2-post legacy mineral claims and 37 cell tenures covering an additional area of 6,442 hectares (“Afton Group”) with 10 of these cell tenures comprising 450 hectares are held under option from Darell Davis of Enderby, B.C.

     On September 6, 2007, the Company entered into an agreement of purchase and sale (the “Teck Purchase Agreement”) with Afton Operating Corporation and Sugarloaf Ranches Limited, subsidiaries of Teck, (collectively, the “Vendors”), to purchase approximately 4,300 acres of land surrounding the New Afton Project for an aggregate purchase price of C$16 million (which was paid in cash at closing) plus a non-transferable two percent (2%) net smelter return royalty over the New Afton Project, being the Afton Surface Rights, which New Gold has the option, at any time, to repurchase for C$12 million payable in cash. The Teck Purchase Agreement was completed on October 25, 2007 at which time the Company acquired: (i) title to fee simple land; (ii) a covenant from the Vendors to obtain a release of the grazing leases; and (iii) all improvements thereon, including the existing fresh water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.

     The Teck Purchase Agreement obligated the Company to honour certain pre-existing commitments which the Vendors had made to Abacus regarding access and rights of way over this land under an agreement which Abacus had entered into with Teck in November 2005 when Abacus purchased the milling and processing facilities, tailings storage area and other infrastructure at the Afton Mine from the Vendors. The rights and obligations of Abacus, the Vendors and the Company were incorporated into a letter of intent dated October 19, 2007 which was replaced and superseded with a definitive agreement dated March 19, 2008 (the “Three Party Agreement”). The Three Party Agreements provides Abacus with shared use of New Gold’s water pipeline, in the event that it develops a new milling operation, and provides New Gold with access from the Trans-Canada Highway to the New Afton Project over a small portion of the land which Abacus is purchasing from Teck around the old Afton mill building. New Gold and Abacus executed another letter of intent dated October 19, 2007 which was replaced and superseded with a definitive option and joint venture agreement dated March 19, 2008 (the “Two Party Agreement”). The Two Party Agreement is intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most cost efficient manner. As a result, the Two Party Agreement is intended to grant Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax mineral claims, which are over the past-producing Ajax pits. Under the Two Party Agreement, Abacus must spend C$2.5 million within 2 years over a portion of New Gold’s mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period. If economic mineralization is established, it will be developed as a joint venture between the 2 companies. In the event of an open pit operation, the interest will be 60:40 in favour of Abacus, which would be the operator of the open pit operation. In the event of an underground operation, the interest will be 60:40 in favour of New Gold, which will be the operator of the underground operation.

     On October 31, 2007 the Ministry issued Mine Permit M229 approving the work system and reclamation program in respect of the New Afton Project. The Mine Permit obligates the Company to post reclamation security in the aggregate amount of C$9.5 million. The initial installment of C$3.5 million was posted by the Company pursuant to a Safekeeping Agreement dated November 6, 2007 between it, Bank of Montreal and the Ministry.

     Two first nations, the Kamloops Indian Band and the Skeetchestn Indian Band (collectively, the “Bands”) have asserted aboriginal rights and interests in an area comprising the New Afton Project. Discussions with these Bands commenced in February, 2006 with the Company meeting with Band representatives to introduce the Company and the Project. After a number of meetings, information exchanges and discussions, the Bands and the Company signed letters of intent in September 2006 which provided among other things for an exchange of information and continued dialogue between the parties. During 2007 and 2008 further discussions with the Bands culminated in the execution and delivery of a formal agreement between the Bands and the Company dated March 20, 2008 (the “Participation Agreement”). One of the principal objectives of the Participation Agreement is to establish a cooperative and mutually beneficial working relationship between the Bands and the Company with respect to the development and operation of the New Afton Project. The Participation Agreement provides that the Bands consent to the New Afton Project and agree not to challenge before a court of law any New Gold interests or permits related to the Project. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities.

     The Participation Agreement contemplates that the Company will pay to a socioeconomic trust to be created for the benefit of Band members an amount of C$250,000 in 2009. Thereafter in each year in which commercial production occurs at the mine an amount of 0.5% of the Net Smelter Returns (“NSR”) from the mine for the year shall be paid to the trust with a minimum payment of C$250,000 a year, which minimum will be increased to C$500,000 for a given year if copper prices in that year exceed $2.50 a pound.

     After the costs of developing, permitting, constructing and equipping the mine have been repaid to the Company, the payment to the trust will increase to the greater of C$1,000,000 a year or 1% of NSR in that year. Should copper prices exceed $2.50 a pound in a given year, this payment will increase to 1.5% of NSR for that year. Should copper prices exceed $3.00 a pound in a given year, this payment will increase to 2% of NSR for that year.

     The Participation Agreement also grants to the Bands a right of first refusal to purchase that portion of the Afton Surface Rights lying to the north of the Trans Canada Highway and south of Kamloops Lake in the event the Company decides to sell these lands in the future separately and distinctly from the New Afton Project.

     In addition to the Mine Permit, a number of permits, consents and authorizations are required to develop the Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The New Afton Project is located on the south side of the Thompson River Valley, approximately 10 km west of Kamloops, British Columbia. The Trans-Canada Highway No. 1 just west of its junction with the Coquihalla Highway No. 5 passes through the middle of the Afton Mining Lease. Access to the mine site is by a mine road located off the Trans-Canada Highway.

     The landscape is characterized by hilly, till-covered, drumlinoidal terrain and dispersed, small, alkaline water bodies. Relief adjacent to Kamloops Lake is a few hundred metres or more. The most significant topographic features within the Mining Lease are the Afton and Pothook open pits and the reclaimed waste rock dumps of Afton Mines Limited, the former operator. Kamloops Lake is located north of the Mining Lease and bisects the Afton Group of mineral tenure. Vegetation consists of open grasslands and sparse pine forests as a consequence of a continental, semi-arid climate.

     The area has warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur where temperatures can drop to as low as -29°C. The Kamloops area is in the rain shadow of the Coast Mountains and the climate is classified as semi-arid. Precipitation is minor, averaging about 257 mm annually (of which 175 mm is rainfall) with light winter snow and infrequent rain in the spring and fall.

     Kamloops is a major transportation hub for highway, air and railroad; forestry, ranching, mining, and tourism are the most important economic activities in the area. The city has an airport with daily air service from Vancouver, British Columbia and Calgary, Alberta and is serviced by both Canadian National and Canadian Pacific Railways. The proximity of Kamloops, which is a natural resource-based city of 80,000 people, is of considerable importance to the Project.

     Major utilities and mine infrastructure are readily accessible. Electric power from the main grid feeding Kamloops crosses the property, and a 4 km pipeline from Kamloops Lake can be used to pump water to the New Afton Project. New Gold purchased the pipeline and pump house facilities from Teck as part of the Teck Purchase Agreement (see “Mineral Properties – New Afton Project Canada – Project Description and Location”). The Company has obtained a temporary water permit and has applied for a permanent water permit to withdraw water from Kamloops Lake for mining and milling operations. BC Hydro transmission lines, a Terasen natural gas pipeline and a Pembina oil pipeline traverse the Mining Lease north of the Afton pit.

History

     Exploration in the Afton area began in the mid-1800’s, as prospectors pushed into the interior of British Columbia following the Fraser and Cariboo gold rushes. The Iron Mask property, staked in 1896, was the site of the first mine in the Kamloops Mining District. Mining was carried out from the turn of the century through to 1927 at several gold, copper, and silver mines including the Pothook, Iron King, Copper King, and Iron Mask. The Afton property claims were staked over the Pothook workings in 1949 by Axel Bergland. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950’s, and 60’s.

     Chester Millar acquired the Afton property in the mid-1960’s and formed a private company called Afton Mines Ltd. to carry out exploration work. In 1970, Afton Mines Ltd. obtained a drill intersection of 170 ft of 0.4% Cu from what ultimately became the Afton deposit. For the next three years over 150,000 ft of drilling was carried out by a number of operators. Duvall Corporation and Quintana Minerals took options on the property in 1970 but dropped them in 1971. They were followed in 1972 by Canex Placer. Also in 1972, Teck and Iso Mines Ltd. (“Iso”) purchased an equity interest in the Afton Mine.

     Teck and Iso purchased Canex Placer’s interest for consideration of C$4 million in 1973 and initiated engineering and metallurgical studies. A production decision was taken in October 1975 with production commencing at the Afton open pit mine in late 1977. At the start of production the Afton mineral reserves were 34 million tons grading 1% Cu, 0.016 oz/t Au, and 0.12 oz/t Ag (30.8 million tonnes grading 1% Cu, 0.58 g/t Au, 4.2 g/t Ag). Mining was undertaken at the Afton, Crescent, Pothook and Ajax pits. The mill closed in 1991, reopened in 1994 and closed permanently in 1997.

     Seven deep diamond drill holes, drilled in 1978 and 1980 from the base of the pit, intersected what is now referred to as the New Afton deposit. Teck undertook a study to assess the feasibility of mining this zone from underground but shelved the project.

     In 1999, the Afton mining leases expired and the ground was staked by Westridge Enterprises Ltd., and Indo-Gold Development Ltd. The Company acquired an option on the property in 1999 and staked the perimeter. The following year New Gold completed 9,320 m of surface diamond drilling, comprising 21 NQ sized drill holes, confirming a copper-gold resource at depth trending southwest of the Afton pit.

     In February 2001, the Company tabled a scoping study based on drilling results to date which indicated that the New Afton deposit could be profitably exploited, thereby leading to further definition drilling to confirm the continuity of the mineralization. An advance scoping study was completed in 2004.

     In late 2004 a portal was collared on the south wall of the Afton pit and 2,200 m of decline and ore cross cut development were developed to provide access for definition drilling and metallurgical bulk sampling. The drifting was completed by September of 2005. Definition drilling, from both surface and underground, was completed in December 2006. Total exploration expenditures on the New Afton Project by New Gold to the end of 2007, were C$39.1 million.

Geological Setting

     The Afton mining camp consists of many historical copper-gold prospects within the Late Triassic (204 +/-3 Ma) Iron Mask Batholith near the eastern margin of the Intermontane Belt of the Canadian Cordillera. The Iron Mask Batholith intruded Upper Triassic strata of the Nicola Group (230-280 Ma), a volcanic island arc component of Quesnell Terrane accreted to the western margin of continental North America during the Middle Jurassic. The Iron Mask Batholith is a sub-volcanic, alkaline intrusion with a northwesterly oriented long axis. The batholith is composed of the Iron Mask Pluton which is approximately 5 by 22 kilometers in size and separated by a graben structure to the northwest from the smaller Cherry Creek Pluton about 5 by 5 kilometers in dimensions.

     The mineralization at Afton is within a prominent magnetic low located on the northwest perimeter of the Iron Mask Pluton. Strata of the Tertiary Kamloops Group are exposed in the north wall of the open pit. Adjacent to the pit, the Kamloops Group is comprised of several hundred metres of folded, rhythmically bedded, immature clastic sediments, including some coal seams and intercalated amygdaloidal, hornblende-porphyritic mafic volcanic flows.

     Well altered, porphyritic monzonite and diorite, historically assigned to the Cherry Creek monzonite intrusive suite, host the mineralization. The zone of mineralization plunges shallowly southwest for about a kilometer within a fault panel bounded by northeasterly striking and steeply south-easterly dipping structures.

     Porphyritic diorite, more equigranular biotite monzonite, coarse polylithic intrusive breccia and metamorphosed serpentinite are common lithologies in the mine area. The hanging wall fault (south side of mineralization) is marked by serpentinite with a sub-horizontal lineation. Both early syenite and mafic dyke swarms as well as post mineral latite dyke swarms are recognized in the mine section. Polylithic fragmentals historically included in the Nicola Group west of the open pit appear to be part of a significant breccia pipe structure. Primary textures of intrusive rocks are variably destroyed by telescoping of multiple fracture and alteration events

     Copper-gold mineralization is associated with strongly developed potassium feldspar alteration and crackle breccias proximal to magnetite, pyrite and quartz-carbonate stockworks. Magnetite (and/or specularite) stockworks and breccias mark the potassic core to hypogene copper mineralization, pyrite stockworks comprise a phyllic shell to the copper mineralization and quartz-carbonate stockworks form corridors of dolomite + sericite alteration associated with high angle fault structures. A propylitic alteration event marked by epidote + chlorite overprinted early alteration and copper-gold mineralization.

Mineralization

     Economic mineralization within the hypogene zone consists of fine-grained, disseminated chalcopyrite and relatively minor bornite. Mesogene zone mineralization consists of chalcocite developed after chalcopyrite and bornite that have been variably altered to chalcocite. The supergene zone contains secondary native Cu concentrated along fractures and remnant chalcocite. Sulphide minerals within the supergene zone have been largely weathered out.

     Native Au occurs as mircron sized grains within chalcopyrite, bornite, pyrite and chalcocite. Gold also occurs along the grain boundaries of these sulphides.

Environmental Matters

     The New Afton Project lies within the Interior Plateau characterized by a well glaciated landscape and a semi-arid climate. The baseline environmental studies considered the brownfield nature of the site and the remnant, less-altered natural features. Two primary landscape types are:

(a)	areas extensively disturbed (reconfigured and/or reclaimed) as a result of past mining activities and infrastructure development, and

(b)

undisturbed landforms similar to those that existed prior to the development of the Afton Mine, and consist of Ponderosa Pine-bunchgrass vegetation interspersed by discontinuous alkaline waterbodies and ephemeral drainage altered by grazing land use.

     Environmental studies conforming to provincial standards included: climate studies, air quality, meteorology, noise, emissions, surficial geology, soils, terrain, surface water quality and quantity, groundwater quality and quantity, hydrological modeling, pit lake bathymetry, aquatic biology, wetlands, terrestrial ecosystems, vegetation, invasive plants, wildlife including species at risk, land status and use, and land capability for agriculture, archaeology, metal leaching and acid rock drainage, impact assessments and development of environmental management plans.

     Water conservation is paramount in the dry interior grasslands of the Thompson Plateau. It is intended that the Project design will ensure that there is no surface water discharge from the site, and that all groundwater within the mining footprint will flow towards and collect in Afton pit. The waste rock from the underground operations will be minimal and will be deposited in the bottom of the existing Afton pit prior to flooding at closure. Nearly all waste rock has been determined as non-acid generating, therefore the final deposition of waste rock in the Afton pit, and subsequent flooding will ensure that the potential for any acid generation is highly unlikely. Tailings have also been determined to be non-acid generating and will be deposited in the southeast of the mining lease where all surface and groundwater will be directed to Afton pit, and the surface of the tailings facility will be revegetated at closure to support grazing and wildlife use.

Exploration

     During the period 2000 to 2003, New Gold mapped the pit and completed 42,450 m (139,272 ft.) of diamond drilling in 90 surface holes. Sectional diamond drilling was carried out from the decline during 2005 and 2006. During this period a total of 104 holes were drilled to evaluate mineralization in the Main Zone and the C Zone. Five exploration holes totaling 2,996 m were drilled in 2005 in the Pothook Pit area. In the fourth quarter of 2005 a 1,323 line-km DIGHEM resistivity, magnetic and radiometric survey was flown over the Afton and Ajax claims by FUGRO Airborne Surveys. The exploration program in 2007 focused on a number of smaller zones of mineralization (the “Hanging Wall Lenses”) with follow up work conducted on the claims in the local area.

Drilling

2000-2003 Drill Programs

     From 2000 to April 2003, a total of 90 surface diamond drill holes were completed by Atlas Drilling Company of Kamloops, British Columbia for a total of 42,450 m. The data from 82 drill holes has been used for mineral resource estimation and geological mapping. All surface drill collars were surveyed by transit and Brunton compass. Drill hole orientations in 2000 beyond hole 2K-12 were measured using a Pajari Bore Hole Survey Instrument and in 2001 and 2002 a Reflex “Easy-Shot” Survey Instrument, which records dip and azimuth, was used. At the end of 2003 the Main Zone was estimated to be 800 m long, averaging 90 m wide and 300 m in vertical height.

2005-2006 Drill Programs

     The 2005 underground drilling program was carried out by Boisvenu Drilling of Burnaby, British Columbia using NQ2 equipment producing 5 cm diameter core.

     Underground drilling totaled 24,864 meters in 66 holes during 2005. Drilling continued into 2006, and totaled 16,800 meters in 34 underground holes during the year. Additional drilling has continued to delineate the mineralization, to collect geotechnical data, and for condemnation purposes.

     Underground infill drilling of the Main Zone was completed on sections and consisted of several drill hole fans from each station. The bulk of the deposit occupies the Main Zone which consists of a tabular mass measuring 900 m long by approximately 100 m wide and spanning a vertical distance of about 350 m. The zone dips vertically to steeply south – southwest and plunges at moderate angles to the southwest.

     All drill holes were surveyed using a photo-bore single-shot instrument for dip and azimuth changes downhole with collar surveys done by transit.

2007 Drill Program

     The 2007 drill program was conducted in order to investigate the potential to increase the mineral resources around the known mineralization at the New Afton Project. This included drilling around the Hanging Wall Zones and beneath the C Zone to test depths greater than the intersections from the 2006 program. Additional surface and underground diamond drilling was carried out for geotechnical purposes.

     The C Zone exploration drilling program was carried out by FORACO Drilling Ltd. of Kamloops, British Columbia. Various core sizes were used ranging from PQ (83 mm diameter), HQ (63 mm diameter), NQ2 (51 mm diameter) and BQTK (41 mm diameter). Four drill holes were completed totaling 3,225 m and 1,945 samples.

     The Hanging Wall Zones exploration drilling program was carried out by Atlas Drilling Ltd., FORACO Drilling Ltd. and Western Exploration Diamond Drilling Ltd. of Kamloops, British Columbia. HQ and NQ2 core sizes were used for this drilling program. The Hanging Wall drilling program totaled 13,149 m and 5,295 samples in 23 surface holes.

     The geotechnical drilling program was carried out by Atlas Drilling Ltd. and Western Exploration Diamond Drilling Ltd. of Kamloops, British Columbia. NQ2 core size was used for the program. The geotechnical program totaled 2,844 m in 5 underground holes and 4 surface holes.

     Drill hole orientations in 2007 were measured using one or both of the following two instruments: a Reflex single –shot “Easy-Shot” Survey Instrument, which records dip and azimuth and/or a Maxibor Downhole Survey Instrument which records a downhole survey measurement of dip and azimuth every 3 m.

     Between June, 2007 and January, 2008 surface exploration was conducted on the Magnum Option and parts of the Ajax Claim Group (Makaoo-Python and Galaxy properties) which are located approximately 10 kms southeast of the New Afton mine site. Work included 44.73 kms of line-cutting, a radiometric survey, the collection of 2,040 geochemical soil samples, geological mapping and prospecting, and 6,824 m of diamond drilling in 15 holes.

Sampling Method, Preparation, Analysis and Security

     The drill core was brought to the core shack from the drilling site on a daily basis. The core was logged both geologically and geotechnically. The boxes were photographed prior to being sampled. Core recovery was considered good.

2000 – 2003 Drill Programs

     A total of 6,800 core samples were analyzed during the 2000 – 2003 drill programs, including 258 ICP results. All significantly mineralized drill core from the 2001 to 2003 programs (except for specimen sections), was logged, photographed, diamond sawed and sampled in either two-metre or three-metre lengths. Half the core was retained in the core box at the Company’s core shack and the other half taken directly to Eco-Tech Laboratories Ltd. of Kamloops, B.C. (“Eco-Tech”) for analysis for Cu, Au, Ag and Pd. Eco-Tech is a Certified Assayer participating in the National Canmet Proficiency Testing and maintaining their own in-house quality assurance and quality control (“QA/QC”) program.

     Sample lengths were predominantly 2.0 or 3.05 m (10 ft). However, there are a significant number of longer intervals. The maximum sample length recorded in the database is 15.2 m, and 930 samples measure greater than 3.05 m. Approximately 4.7% of the samples contained within the deposit were greater than 3.05 m in length.

     Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. and International Plasma Laboratory Ltd. of Vancouver, all of which correlated well with the originals. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D., in thin-section.

Sample preparation and analysis were as follows:

  All samples were sorted, documented, dried (if necessary), roll crushed to -10 mesh, split into 250g subsamples, and pulverized to 95% -140 mesh.
  Samples for Cu metallics assay (when requested) were split and pulverized into additional 250 gram subsamples of -10 mesh material. The entire pulp was screened to 140 mesh.
  Au was sub-sampled to 30 gram aliquots and analyzed with conventional fire assay using atomic absorption (AA) and/or Inductively Coupled Plasma (ICP) finish. Minimum reported detection for Au was 0.005 g/t.
  Cu was determined by AA using aqua regia digestion. “Metallic” Cu (when required) included 2 Cu assays per sample.
  Ag geochemical analysis was by aqua regia digestion and AA.
  All equipment was flushed with barren material and blasted with compressed air between each sampling procedure.

     The property is fenced and gated and reasonably secure. After the core was logged and sawn, tied sample bags were locked in New Gold’s field office until picked up by Eco-Tech for transport to their facilities. Drill core is stored in core racks at the locked, secure core shack. Rejects are securely stored at Eco-Tech’s office, and pulps are securely stored at New Gold’s field office.

2005 Underground Sampling

     The underground samples were continuous chip samples taken on both walls of the ore cross-cut and matched to individual development rounds each approximately 4.8 m in length. Muck samples were also taken for each round. A total of 490 underground chip and muck samples were processed between February, 2005 and March, 2006.

2005 & 2006 Drill Programs

     41,600 core samples were analyzed during the 2005 and 2006 drill programs and 490 underground chip/muck samples were processed between February, 2005 and March, 2006. In 2005 underground chip samples were taken from the cross cut to correspond with each round of approximately 4.8 m in length. Muck samples were also taken. These samples were not used for the mineral resources estimation.

     Each drill hole was sampled in two metre lengths or less as marked by the geologist. The samples were sawn in half, bagged, tagged and put into plastic pails or fibre bags for shipping. A blank sample, a laboratory standard and ¼ split (or duplicate) sample was included in each batch of 20 samples assayed.

     Samples were kept in locked storage until picked up by laboratory personnel. Sample tags were stapled onto the core boxes at the start of each sample interval. After sampling, the remaining 1/2 of the core was stored in the original boxes in core racks.

     The assay results were loaded directly from the laboratory into an Access database. Information in drill logs was entered into Excel spreadsheets from the hand written logs.

     Scott Wilson RPA visited the Eco-Tech Laboratory in 2005 to review the assaying methodology. Internal checks consist of a minimum two repeats, one blank, two resplits, and two or three reference standards, one for Cu, one for Ag or combined Cu/Ag, and one for Au/Pd. If native Cu is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay. Cu and Ag assays are determined using standard acid digestion followed by Atomic Absorption analysis. Au, Pd, and platinum are determined using standard fire assay methods followed by an Atomic Absorption analysis or ICP in the case of platinum. SWRPA were of the opinion that the sampling was being carried out to industry standards.

Data Verification

     New Gold has a QA/QC program in place consisting of the addition of standards, duplicates, and blanks into the sample stream as described above. In addition a number of pulps were selected for reassay at an independent laboratory.

     Scott Wilson RPA was of the opinion that the QA/QC program met Industry Standards, and had no concerns regarding security or integrity of the samples. Scott Wilson RPA is of the opinion that all assay data is suitable for use in mineral resource estimation.

     New Gold has continued to maintain a QA/QC program consisting of the addition of standards, duplicates and blanks into the sample stream. The protocols are somewhat modified from the ones used prior to 2005. A blank, standard, or duplicate was entered into the sample stream at a frequency of one every eight. A total of 18,508 unprepared samples were submitted to Eco Tech Laboratory during the 2005-2006 program. This included 801 blanks, 793 standards, and 721 duplicates which, in sum, equates to approximately 12% of all samples run.

     Scott Wilson RPA reviewed the QA/QC data, and conducted independent analyses of the QA/QC results. No evidence of sample contamination was indicated by this analysis.

     Scott Wilson RPA reviewed the plots of the standards assays and confirmed that there was no indication of systematic bias. Review of the blanks and standards plotted in chronological order did not show any trend or particular time period where assays tended to be out-of spec. In Scott Wilson RPA’s opinion, the assay data is suitable for use in mineral resource estimation.

Mineral Resource Estimate

     All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA. The measured and indicated mineral resource which was used as the basis for estimating the mineral reserve was released on September 21, 2006. This estimate was made by ordinary kriging, and used the information from drilling completed at the Project since 2000. 90 surface holes, totaling 42,450 m, and 78 underground holes totaling 30,778 m were used in the mineral resource estimate from which 22,926 sampled intervals were included in the database. In estimating the mineral resource, the following metal prices were used – Cu $1.20; Au $450 per ounce; and Ag $5.25 per ounce.

     Mineralization, in the measured and indicated mineral resource categories, occurs over a length of approximately 1,000m, to a depth of approximately 800 m below surface, with the bulk of it contained within the Main Zone trending southwest, approximately 100 m in width and 350 m in height. In places, the width and height of mineralization can reach respectively, 150 m and 500 m. Smaller amounts of mineralization are present in parallel lenses (“Hanging Wall Lenses”) to the south of the hanging wall fault.

     This mineral resource estimate has been constrained within mineralogical, and geological boundaries. Mineralization occurs within a structural corridor outlined by the well-defined hanging wall fault (to the south), and the less well-defined footwall fault (to the north). In places the hanging wall fault truncates the mineralization. The boundaries of the mineralization are generally clearly defined between the higher grades of the mineral resource and distinctly lower grades of the surrounding rocks. This lower grade enveloping mineralization was not included within the mineral resource estimate, as it was considered unlikely that it would become economic at any currently reasonable metal price assumptions. Three zones of mineralization were noted: (i) hypogene (primary mineralization), with chalcopyrite and lesser bornite being the dominant Cu-bearing minerals; (ii) mesogene, where chalcocite is the dominant Cu-bearing mineral with lesser chalcopyrite; and (iii) supergene, where native Cu, and minor chalcocite, is present. Hypogene comprises approximately 52% of the total mineral resource tonnage, mesogene 39%, and supergene 9%.

Measured and Indicated Mineral Resource – Main Zone and Hanging Wall Lenses Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz

Cut-Off (C$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (C$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
Measured Resource
$10	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26
Indicated Resource
$10	22,410,000	0.84	0.66	2.42	415	0.476	28.34
Measured and Indicated Resource
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a Cdn$ : US$ Exchange Rate of 0.88. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

     The total measured and indicated resources are 65.66 Mt at the C$10/t cut-off, with a total metal content of 1,480 million pounds of Cu, 1.6 million ounces of Au and 5.5 million ounces of Ag.

     In addition to the above estimate of measured and indicated mineral resources, a mineral resource estimate was carried out for the C Zone, which is categorized as an inferred mineral resource. This inferred mineral resource was estimated from the results of 11 underground diamond drill holes and 1 surface hold. The mineralization is all hypogene, or primary, with chalcopyrite being the dominant Cu-bearing mineral. The drill density was sufficient only to place the resource in the inferred mineral resource category.

C Zone Inferred Mineral Resource
At $1.20/lb Cu, $450/oz Au, and $5.25/oz Ag
Cut-Off (C$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (C$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$10	7,940,000	0.96	0.88	1.55	168	0.225	34.89

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a Cdn$ : US$ Exchange Rate of 0.88.

     The total inferred mineral resources at the $10/t cut-off, are 7.94 Mt grading 0.96% Cu, 0.88 g/t Ag, with a total metal content of 168 m lbs Cu and 0.224 m oz Au.

     The C Zone mineralization is contained within two separate blocks (east and west) which cover a combined strike length of approximately 700 m, and each of which has a vertical extent of more than 200m. The lower limit of the mineralization is constrained by available information, and it remains open at depth. Additional drilling below the main resource is required to determine the true extent of the C Zone.

Mineral Reserve Estimate

     Mineral reserves were estimated by Qualified Person Mike Thomas, MAusIMM (CP) of AMC and utilized the Main Zone measured and indicated mineral resource model described above. The starting point for estimating the mineral reserve was an analysis of the distribution of mineralization within the mineral resource model, which AMC broke down into – East Block, West Block, and Pit Protection Pillar in the Main Zone, and the Hanging Wall Lenses. In estimating the mineral reserves, the following metal prices were used – Cu $1.45/lb; Au $475/oz.

     As the Hanging Wall Lenses are lower grade, isolated from the main zone and would require separate underground infrastructure, they were not considered in the Feasibility Study. The main zone was split into the east and west blocks by an area of lower grade mineralization that was not included in the mineral reserve estimate. A decision was made to leave a pillar under the west area of the Afton Pit (“Pit Protection Pillar”), as the mineralization was slightly lower grade than the bulk of the main zone and, because of its higher elevation, could not easily be recovered within the same block cave panel as the East Block – this pillar was not included in the mineral reserve.

     AMC determined that the Main Zone mineralization could be mined as three cave areas, Block 1 (B1) and Block 2 (B2), separated by a low-grade pillar would have the same cave base, whilst Block 3 (B3) would have its base at a lower elevation.

     To enable a single cut-off parameter to be used when selecting the economic parts of the mineral resource to be mined, AMC estimated the theoretical value (“Value”) received for concentrate produced from each tonne of resource, assuming that the concentrate is sold at the mine gate. All costs and losses incurred in the off-site transportation and processing of concentrate being the responsibility of the buyer.

     The block caving method requires the orebody to be undercut, enabling the ore to collapse and fragment (cave) into underlying drawpoints where it is extracted. The shape and size of the area to be undercut (the footprint) was determined by comparing a nominated cost of establishing each drawpoint (C$300,000) with the total recoverable value of the overlying column of ore, after deducting mining, processing and all other site costs. The footprint was designed to encompass those drawpoints with a positive net value and, where necessary, a number of sub-economic drawpoints to ensure that the undercut area was large enough to cave, (determined by geotechnical investigations as being an area with a minimum span in any direction of approximately 95 m).

     As a result of establishing the most suitable block cave footprints, some areas of remnant mineralization remain beneath the cave outlines, and were, therefore, not included in the mineral reserve estimate.

     To determine the heights of the caved ore columns, AMC used two separate simulation programs (Cave-Sim and PC-BC). These programs model the progressive mixing of various mineralized and unmineralized materials within the cave as the orebody is mined. Once the value of the ore being extracted from the drawpoint reached less than C$15 per tonne the programs determined the cave column had been drawn to its maximum economic height (at the metal prices used in the mineral reserve calculation) and the drawpoint was closed.

     The mineral reserve estimate is summarized below and results from mixing of measured and indicated mineral resources with dilution from low-grade and barren material from within the cave outline and from the overlying material entering from above. The mineral reserve estimate also takes account of mineralized material that would be uneconomic to recover at the metal prices used for the mineral reserve estimation and would remain in the cave. The net effect is a dilution of approximately 15% of the original mineral resource within the cave outlines.

Mineral Reserve Estimate At $1.45/lb Cu, $475/oz Au (1)

		Grade				Contained Metal
	Tonnes	Cu	Au	Ag	Value	Cu	Au	Ag
	(millions)	(%)	(g/t)	(g/t)	(C$/t)	(m. lbs)	(m. oz)	(m. oz)
Probable Ore Reserve	44.4	0.98	0.72	2.27	31.13	960	1.03	3.24

(1) Estimated using a cut-off Value of C$15/t of ore.

     Metal prices, metallurgical recoveries, transportation and treatment charges used in the mineral reserve estimation are shown in the tables below.

Metallurgical Recoveries and Concentrate Grade Used to Estimate the Mineral Reserve

	Units	Hypogene	Mesogene	Supergene
Metallurgical Recovery Cu	%	92.7%	88.1%	79.5%
Metallurgical Recovery Au	%	89.0%	83.1%	68.8%
Concentrate Grade	Cu%	27.0%	27.6%	58.1%

Metal Prices and Other Parameters Used to Estimate the Mineral Reserve

Parameter	Units	Value
Moisture Content	%	8.0%
Exchange Rate	C$:US$	0.88
Copper Price	US$/lb	$1.45
Gold Price	US$/oz	$475.00
Concentrate Transport	C$/t (wet)	$54.00
Concentrate Shipping	US$/t (wet)	$40.00
Concentrate Treatment	US$/t (wet)	$80.00
Cu Refining	US$/lb	$0.08
Payable Copper	%	96.6%
Payable Gold	%	97.1%
Copper Price Participation(1)	US cents/lb	2.5
Aresenic(2)	US$/dmt	$2.50
Mercury(3)	US$/dmt	$2.00

Notes: The contribution to ore value from silver is small and has been excluded from the estimation process.

(1)	Copper price participation = 10% above a threshold price of $1.20 per lb.
(2)	Arsenic penalty= $2.50 per dmt of concentrate for each 0.1% over 0.2%.
(3)	Mercury penalty = $2.00 per dmt of concentrate for each 10 ppm over 10 ppm.

     The measured and indicated mineral resources lying within the vertical projection of the footprint that are expected to cave are shown below. No inferred mineral resources are included in the outline.

Mineral Resources Contained Within the Vertical Projection of the Cave Footprint

Mineral Resource Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)
Measured Mineral Resource	31.4	1.22	0.89	2.75
Indicated Mineral Resource	8.9	0.83	0.73	2.50
Total	40.2(1)	1.13	0.86	2.69
(1) Totals do not equal the sum of the components because of rounding adjustments.

     Although a large volume of the material encompassed by the projected footprint has a measured resource classification, a probable mineral reserve classification has been applied to the mineral reserve estimate because of the uncertainty associated with estimating material movement within the cave and the absence of any historical actual versus forecast reconciliation at the New Afton Project to provide guidance. Also, a large quantity of indicated resource and unclassified material mixes with the measured resource within the cave. As it is not possible to mine the measured resource separately from this material, the effect is to lower the classification of the total mineral reserve.

Metallurgy and Processing

     The processing facilities have been designed to treat 4.0 million tonnes per annum (“mtpa”) and recover Cu, Au and Ag values. A conventional crushing, grinding, gravity concentration and flotation circuit has been designed utilizing standard unit processes and equipment. The process design criteria have been based on a combination of testwork results, experience from similar operations and industry practice. A concentrate containing Cu, Au, and Ag will be produced on site at the New Afton Project.

Project Analysis

     A summary of the results of the economic evaluation utilized in the Feasibility Study is set forth in the Technical Report.

Production Summary from the Feasibility Study(5)

	Units	Amount
Mine Description Mine Life	Years	12
Mine Production
Total Ore Tonnage Milled	Millions of Tonnes	44.4
Annual Mill Throughput(1)	Millions of Tonnes per Year	4.0
Daily Mill Throughput(1)	Tonnes per Day	11,000
Unit Operating Costs		LOM(2)(6)
Mining	US$/t	$4.21
Processing	US$/t	$3.55
G&A	US$/t	$0.89
Utilities	US$/t	$1.82
Total	US$/t	$10.47

	Units	Amount
Cash Operating Costs(1)		LOM(2)(6)
Cu (3)	US$/lb	$0.64
Au (4)	US$/oz	($790)

(1)	Weighted Average of complete years (2012 – 2020) at full production rate (4 mtpa) (i.e. excludes partial years at full production rate).
(2)	LOM = Life of Mine and includes first 2 years at 1.6 mtpa.
(3)	Net of precious metal credits, and transportation charges and refining costs (“TC/RC’s”).
(4)	Net of copper and silver credits and TC/RC’s.
(5)	Any discrepancy with costs in the Technical Report, results where the Technical Report quotes only on-site costs, without bi-product metal credits and TC/RC’s).
(6)	Using a United States and Canadian exchange rate of US$0.82 to $1.00.

Capital Costs

     The New Afton Report breaks down the capital costs for the development of the New Afton Project into three distinct phases: pre-production (approximately 24 months); expansion to 4.0 mtpa production (approximately 24 months); and sustaining (the remainder of the mine life).

     The capital costs for the Project were originally estimated at C$494,548,000 (initial phase: C$327,944,000 and expansion phase: C$166,604,000) and included a contingency of C$54,261,000.

Proposed Mining Operations

Mining Method

     The New Afton Project will be an underground mine using primarily block caving. The deposit will be mined using three block cave panels, designated B1, B2 and B3. B1, the largest panel, is located under the western slope of the existing open pit; B2 is west of B1, at the same level, but slightly smaller; and B3, to the west of B2, is smaller than B2 and deeper. The general direction of undercutting will be from the South West corner of B2 to the North East corner of B1. The undercut face angle will be maintained at approximately 45 - 60 degrees to the strike of the deposit in a NW-SE direction and will move progressively from B2 into B1. The caving method will result in subsidence in the western wall of the Afton Pit, which is not anticipated to impact any of the existing or proposed surface structures.

Throughput

     Over the projected 12 year operating life of the mine, based on present assumptions, approximately 44 million tonnes of ore would be recovered from the deposit using block caving, with the potential to mine some small remnant areas using the Sub Level Cave (SLC) method later in the mine life. Following the ramp up period the mine will reach steady state production rate of 4Mtpa.

Initial Scheduling

     Construction of an access road from the top of the Afton Pit to its bottom has been completed. A mine permit has been issued which permits the development of the underground mine together with production from blocks 1 and 2 of the cave. The mine development has commenced using conventional drill and blast techniques from both the existing exploration decline and a new conveyor portal established on surface adjacent to the future run of mine ore stockpile. The conveyor decline, when completed will have a gradient of 17% and will be 4.6 km long. A 3.5 km secondary access decline is being developed from the western end of the exploration decline at a 17% gradient. This access decline will provide initial access to the undercut, extraction and haulage levels for B2 from where production is to commence.

Process Plant

     The New Afton Project processing facility has been designed to process 4.0 mtpa and recover the contained copper, gold and silver. The process will utilize conventional grinding and flotation circuits to produce a gold rich copper concentrate. The mill has been designed to process 11,000 tonnes per day (“tpd”) of ore will operate 24 hours per day, 365 days per year with scheduled downtime for equipment maintenance. Mill throughput will ramp up to 4.0 mtpa using a surface stockpile of ore and ongoing mine production. Once the surface stockpile or ore has been depleted the mine is expected to be producing at the rate required by the mill. The process facilities will comprise:

  Primary crushing (underground)

  Conveying (underground to surface)

  Surge pile-ore storage and reclaim and an optional waste surge pile

  Two-stage primary grinding, classification and gravity concentration

  Gravity concentration and flash flotation

  Rougher flotation

  Rougher concentrate regrinding, classification and gravity concentration

  Cleaner flotation in three closed stages with the one open stage of cleaner-scavenger

  Concentrate thickening and pressure filtration

  Concentrate storage, loading and weighing (on-site)

  Tailings handling, sand recovery, fines and slurry storage

  Water recovery

     Construction of the process plant has commenced with the removal and storage of topsoil on the site. The temporary shotcrete plant has been erected and a number of trailers to house management, technical and administrative functions have been installed at site. Further site construction buildings have been ordered. Work has commenced on the permanent shotcrete/concrete batching facility.

Tailings Disposal

     The tailings disposal facility will involve the construction of a centerline raised dam with cycloned sand from the tailings to impound the cyclone overflow containing fines and water. The water from the impoundment area will be reclaimed and reused by the plant. The body of the tailings dam will consist of a starter dam constructed of glacial till and keyed into the foundation. The centerline raises above the starter dam will consist of a low permeability core constructed out of compacted glacial till on the upstream side and the cycloned sand shell with blanket drainage drain are provided for seepage and erosion control. Approximately one-third of the total length of the main tailings dam lies over waste rock and the rest over glacial till. The impoundment will include a geomembrane liner system covering the waste rock to minimize seepage.

     During initial production whole tailings will be disposed of in the Pothook Pit, so deferring the time when the main tailings disposal facility must be constructed. Water currently contained in the Afton Pit is to be pumped to the Pothook Pit and will be used for process water thereby minimizing consumption of “new” fresh water.

Concentrate Transportation and Markets

     It is envisaged that the concentrate will be delivered by truck to Ashcroft, British Columbia and then by rail to North Vancouver, British Columbia where it will be stored pending shipment to receiving ports in Asia. The Company’s strategy will be to develop long term sales contracts for a portion of the concentrate produced.

Project Financing

     On June 28, 2007 and July 30, 2007, the Company completed the Offering which generated gross cash proceeds of C$392.3 million and net proceeds of C$374.5 million (see “Notes and Debentures”).

Update on New Afton Project

     During 2007 the Company commenced development and construction activities on the Project, with the initial focus being on the underground mine development which remains the critical path component of the Project,.

     Prior to this, long lead time mill components were ordered as well as the mining equipment fleet necessary to conduct the underground development. Initial deliveries of the mobile fleet occurred during the third quarter and fourth quarters of 2007 and the majority of the fleet had been received by February 2008. SAG has been received and ball mills are scheduled to be received in 2009. Additional major components that have been awarded since December 31, 2007 for the surface facilities include the electrical transformers, power line upgrading and, the mill building and site office facilities.

     The Company has retained AMEC as its EPCM Contractor and Ledcor was being engaged to construct the surface facilities including the plant and tailings facilities. Ledcor commenced excavation of the surface facilities in March/April of 2008 and building erection is commenced in September/October of 2008. Erection of the mill building is scheduled for completion at the end of Q2 2009.

     In November 2008, due to the volatility and uncertainty of capital markets and New Gold’s cash position, and coupled with the funding requirements for the fast track construction of the New Afton project, New Gold made the decision to slow development of the project. Under the revised development plan, surface construction is planned to be shut down in an orderly fashion during Q1 and Q2 of 2009. Development of the underground workings is planned to continue at a reduced rate to gain access to the bottom of the ore body. The revised schedule projects spending of approximately $60 million (excluding interest) in 2009, as compared to the previous fast track schedule which had spending of $286 million (excluding interest) for 2009. Under the original fast track schedule, operations were to commence in late 2009, ramping up to achieve full production in the second quarter of 2011. With the revised plan, surface construction would resume at the end of 2010 with anticipated full production in the second half of 2012. As part of this plan, the Company moved to an owner-operator employment basis for underground construction in January 2009.

     The Company has received amendments to the mining permit that approved the design of both Pothook tailings dam and the future tailings storage facility. It has also received the temporary water use permit.

     The total project development spend excluding interest was $167.8 million up to December 31, 2008 (at an average CDN:USD exchange rate of 095). Under the revised development schedule the estimated remaining spend (excluding interest) to bring the project into production is $60 million in 2009 and $340 million between 2010 and 2012 (at an average CDN:USD exchange rate of 0.88)

El Morro Project, Chile

     The following disclosure relating to the El Morro Project is based on information derived from the technical report entitled “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008 and prepared by Richard Lambert, P.E., and Barton Stone, P.G. of Pincock, Allen & Holt (the “El Morro Report”). In preparing the El Morro Report, previous technical reports authored by competent persons were used as background information.

     The following description of the El Morro Project has been summarized from the El Morro Report and readers should consult the El Morro Report to obtain further particulars about the El Morro Project. The El Morro Report is available for review on the SEDAR website located at www.sedar.com under Metallica’s profile.

Property Description and Location

     The El Morro Project is located approximately 650 kilometers north of Santiago and approximately 140 kilometers by road east of the city of Vallenar in northern Chile, along one of the most prolific copper belts in the world. Pursuant to an exploration agreement between Metallica and Noranda Inc. (now Xstrata plc.), Xstrata has earned a 70% interest in the project.

     The El Morro project is located approximately 140 kilometers east of the city of Vallenar along the Main Cordillera of the Copiapó Region (Region III) in northern Chile (Latitude 28o 38’ South and Longitude 69o 53’ West). The project is situated near the water divide between the Huasco and Copiapó drainage systems. Elevations range from 4,000 to 4,200 meters above sea level (masl.). A general location map for the El Morro project is presented below:

EL MORRO PROJECT LOCATION MAP

Mineral Property Summary

     The El Morro group of mineral properties consists of a contiguous group of mineral mining and exploration concessions covering three separate centers of porphyry style copper-gold±molybdenum mineralization, referred to as the La Fortuna, El Negro and El Morro areas, namesake for the project. The combined El Morro project mineral concession holdings total approximately 417 square kilometers in the area. The La Fortuna copper-gold deposit is the only porphyry center of the three within the outlines of the El Morro holdings containing measured and indicated resources. The La Fortuna property is a copper-gold mineral resource and reserve which has a completed feasibility study and is currently proceeding with the application detailed engineering to allow a production decision. Figure 4-2 shows a view of the project area.

     The nearest port facility is at Huasco, some 230 kilometers west of the mine site, and will be accessed via a new road to be constructed from the proposed mine through Algarrobal joining the Pan-American highway to Vallenar.

     Mineral rights in Chile are granted in the form of mining concessions. The right over the concession, which is independent from the ownership right to the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to exploit any and all mineral resources contained within its boundaries.

Mining concessions in Chile are of two types:

1.

An exploration concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two-year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid,

2.	An exploitation concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax.

     The El Morro project area currently consists of 70,145 hectares which includes 201 exploration concessions and 219 exploitation concessions. Xstrata, as project operator, is responsible for the protection and maintenance of all mining concessions at the project.

      Surface rights for the El Morro property are owned by the Los Huasco Altinos Community (“Los Huasco Altinos”), a grazing and livestock cooperative. In 2005, Falconbridge was granted a 30-year legal mining easement for 10,190 hectares that is intended to secure access to the future mine pit and mine facilities.

     Xstrata entered into a 30-year legal mining easement with a land owner in 2006 that secures surface rights access to the projected location for an access road from the North Pan-American Highway to the project location, and the expected location of the power line and processing facilities for the project.

Encumbrances, Liens and Royalties

     At the El Morro project, 2,216 hectares of mining concessions are held through five purchase option agreements, two of which were executed by the Company and three of which were executed as a group by Falconbridge. Since September 1999, all payments pursuant to the purchase option agreements have been made by Falconbridge or Xstrata pursuant to the earn-in requirement under the El Morro Agreement. The option agreements are summarized below.

1) Minera Metallica Limitada and BHP Chile S.A. Purchase Option Agreement – BHP Option

     In July 2003 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from BHP for $1.7 million. The underlying concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired a 70% interest in the royalty for $1.4 million.

2) Minera Metallica Limitada and Rene Martin Jure Purchase Option Agreement - Martin Option

     In December 2001 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from Rene Martin Jure, on behalf of Legal Mining Companies Cantarito Uno de la Sierra Juntas de Cantarito de la Estancia Huasco Alto and Tronquito uno de la Sierra Portezuelo de Cantarito de la Estancia Huasco Alto (“Martin”), for $1.5 million. The underlying exploitation concessions are referred to as the Cantarito and Tronquito mining properties and have a combined area of approximately 305 hectares. Martin has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions.

3)	Falconbridge Chile Limitada and Santiago del Carmen Cayo Salinas, Luis Alberto Cayo Salinas and Johnny Cayo Salinas Purchase Option Agreements – Cayo Options

     During 2001 and 2002, Falconbridge exercised three option agreements with the shareholders of Santa Julia Uno de la Sierra Fortuna, to acquire certain mining exploitation concessions held by Santa Julia Uno de la Sierra Fortuna for $85,000. The underlying concessions are referred to as the Santa Julia concessions and have a combined area of 61 hectares. Payments of $133,333 are due to each of the three shareholders of Santa Julia Uno de la Sierra Fortuna within two years of commencement of mining on the Santa Julia concessions.

Environmental Permitting

     The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the regulatory agencies responsible for environmental compliance in Chile. Environmental permit applications for both exploration and mine development projects are assessed through the Environmental Impact Evaluation System (SEIA) managed by CONAMA. The level of assessment required for a project can be either an Environmental Impact Assessment (EIA) or an Environmental Impact Declaration (DIA).

     An EIA in Chile is broadly comparable to an EIA issued under international guidelines. It is typically required for a more advanced project if the project is expected to produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project.

     The El Morro project will require an EIA prior to commencement of project construction and development. It typically takes up to a year to receive an EIA after the application is submitted to CONAMA. The EIA, if approved, typically contains various environmental conditions that must be met during the life of the mine. The El Morro project will also require various site specific licenses and permits after the EIA has been granted.

     Water rights are a sensitive issue in arid regions of Chile. Xstrata has not yet acquired the water rights that will be required for the project. Various options are being investigated that include the purchase or lease of water rights, or the construction of a desalination facility.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Current access to the El Morro Project is through the town of Vallenar, the nearest main town to the site. Vallenar is situated at kilometer 663 of the Pan-American Highway, north of Santiago. From Vallenar, the road access, at the current time, follows 72 kilometers of paved road to the east to Chanchoquin and then continues another 73 kilometers to the east-northeast via the Totoral gravel/dirt road. The site is approximately 15 kilometers from the Argentine border. The proposed mine and plant site has a median yearly temperature of 25º C. During winter time, values around -1º C are reached, but extremes can reach -15ºC. Precipitation is less than 200mm a year and occurs primarily as snow during the Andean winter months.

     The El Morro project site at 4,000 to 4,200 masl elevation is a high altitude Cordilleran desert environment, part of the Atacama Desert region, devoid of any significant plant life. The site consists of modular buildings at the project camp, a few machine and drill sheds and an extensive network of drill access roads and drill pads over the La Fortuna porphyry system. A portal access and associated support buildings surround an underground decline tunnel, driven into the deposit to obtain metallurgical and geologic samples because the surface geology is obscured by post-mineral gravel deposits. No significant mining has occurred on the property although a small shaft is located above the portal area of the decline tunnel and represents historic artisanal mining efforts (1930s) developed on high grade copper oxides. Except for the current exploration related facilities and the drill road network, no other improvements are noted within observation range (good visibility on ridge lines) of the property.

     Vallenar, like many towns in northern Chile, has a resident historic mining expertise amongst portions of the population. This is the result of miners moving into the region back in the early 1800s and having worked on variably sized mining ventures through a number of successive generations. Most new mining ventures in Chile have been able to develop their operations staff and people from existing pools of experienced mining labor. The recent growth of vineyards and wine making in Vallenar and the countryside along the river systems going towards the La Fortuna deposits has changed the balance of labor towards agrarian interests in the local area and has increased the potential for competition for existing sources of groundwater. This reality has caused Xstrata to consider importing all of its water from coastal based desalination plant to avoid negatively impacting local agrarian interests in the development of the project.

     A 1988 hydrogeological study of the Algarrobal-Hacienda Castilla area has shown that the actual hydraulic capacity of the aquifer would not be able to sustain the existing water rights, even without the development of the El Morro deposit. Due to the shortage of water in the proposed mine area, Xstrata concluded that a seawater desalination plant would offer the most reliable water supply over the lifetime of the mine operation.

     As part of a development plan, Xstrata has proposed the construction of an entirely new access route to the project from the Pan American highway to avoid the potential issues with local agricultural interests located along both river valley systems (the Huasco and the Algarrobal) that drain from the project area. This approach also minimizes potential land ownership issues along the right-of-way because virtually the entire route of the roadway is on land owned by a single group. The new construction will require its own specific permits. This approach to developing the El Morro project serves to mitigate the potential impact water resources and their availability to existing communities and industry, and to the culture and traditions of local indigenous communities.

     Electric power required for the project will be supplied by the Chilean central power grid from a new substation to be installed at Algarrobal located 50 kilometers north of the existing Maintencillo substation near Vallenar and 83 kilometers south of the Cardones substation near Copiapó. Two overhead transmission lines will distribute power from the Algarrobal substation to the El Morro mine site facilities.

     The proposed development by Xstrata has focused on the building of a concentrate filtration plant near the Pan American highway near the community of Las Cunas which is also on the proposed new access road to the El Morro site.

     At the La Fortuna site, sufficient open ground is available for waste piles, stockpiles, tailings and potential leach pads for the operation envisioned. Key technical issues for developing the project will be local topography, ground support strength, geotechnical characteristics, existing drainage systems and snowfall in the winter.

     It is noted that based on previous experience in Chile at higher elevation operations, the impacts of snowfall, ice and freezing conditions need to be an important consideration during the design engineering for all surface structures and road access.

History

     Regional development and history has been primarily determined by the vagaries of the mining industry. Urban centers developed and faded away around the silver, copper, iron ore and other mining activities. The region was originally populated by the Diaguitas group of Indigenous people. The Spanish discoverer Diego de Almagro arrived in the Copiapó valley in 1536 and throughout colonial times the region was known as the Northern Frontier of the country. The city of Copiapó was established in 1744 (as San Francisco de la Selva), and Vallenar followed in 1789. After independence in 1832, Juan Godoy discovered the Chanarcillo silver mines south of Copiapó, and the silver mining rush extended afterwards in the 1850s to Chimberos and Tres Puntas north of Copiapó in the same Coastal Range belt. To improve the transport of ores to overseas smelters the first railroad in the country was built in 1850 to join Copiapó and Caldera.

     During the second half of the 19th century, mining concentrated in the copper veins in the coastal area, especially in the Carrizal district.

     In 1916 mining began at the Potrerillos porphyry copper deposit which is now closed. The Potrerillos smelter has continued to operate by receiving concentrates mainly from the nearby El Salvador mine which is also in its final years of production. The Potrerillos smelter has a capacity to treat 680,000 tpy of concentrates.

     In the 1980s exploration activities in the region concentrated in the epithermal gold-silver-copper deposits of the Maricunga district in the Altiplano northeast of Copiapó; leading to the commissioning of La Coipa, La Pepa and the operations of Minera Can Can. During the same period in the 1980s and 90s along the Atacama Fault Zone in the Coastal Cordillera, Candelaria and Manto Verde iron oxide-copper-gold mines were developed, and old deposits in the Tierra Amarilla district (Punta del Cobre, Carola, Ojos del Salado) were revamped, and contributed to the feed of ENAMI’s 315,000 tpy of concentrates smelter in Paipote near Copiapó. Additional epithermal gold deposits were developed in the 1990s in the Altiplano east of Copiapó including Refugio and Marte deposits.

     Since the 1940s mining in the Huasco province where the El Morro project is located, concentrated on iron ore mining along the southern extension of the Atacama Fault Zone near the coast with the surviving operations being Compania Minera del Pacifico (CMP) at Algarrobo and Los Colorados near Vallenar. In spite of the higher iron prices of recent years, reserves depletion has lead to the decline of iron ore mining and mining in general in the Huasco province. More recently, the economy of the region saw the take-off of agriculture in the valleys, especially grape farming and its resultant demand on local water resources.

Geological Setting

     The El Morro project is located along the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts. Major mines along the belt include Collahuasi, Quebrada Blanca, Chuquicamata, La Escondida, El Salvador and Potrerillos. The El Morro project is located along a southern extension of the belt and represents one of the newest porphyry copper occurrences under development in Chile today.

     The El Morro property is situated within a 15 kilometer wide by 30 kilometer long north - south trending structural graben consisting of Paleozoic to Permo - Triassic basement rocks. The western edge of the graben corresponds to the southern extension of the Domeyko fault system, the main controlling structural feature for the prolific Eocene – Oligocene copper porphyry belt of northern Chile. Within the graben, basement rocks are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks. The older sediments are assigned to the Quebrada Monardes formation of Upper Jurassic – Lower Cretaceous age, whereas the overlying volcanic - pyroclastic units are Paleocene – Eocene in age. At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes that have been emplaced at the intersection of two major NNE and WNW-trending regional fault systems. Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie all older rock types, and may conceal additional prospective porphyry centers.

     Mineral resources within the El Morro project area have so far been defined in the La Fortuna and the namesake El Morro areas. La Fortuna is a classic copper-gold porphyry deposit. Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body (“porphyry stock”) of granodioritic to dioritic composition that has been emplaced at a major fault intersection within a sequence of older volcanic and sedimentary rocks. Copper-gold mineralization occurs within a well-developed system of cross-cutting veins (“stockwork”) containing pyrite, magnetite and variable amounts of copper-bearing sulfide minerals that include chalcopyrite, bornite, and chalcocite. Molybdenum content at La Fortuna is negligible. The deposit consists of an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone secondarily enriched copper sulfides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulfides. Potentially economic portions of the La Fortuna mineral resource occur entirely within the secondary supergene and primary hypogene sulfide zones.

     The El Morro deposit consists of disseminated and stockwork copper-gold sulfide mineralization hosted entirely within a sequence of volcanoclastic sedimentary rocks. Although a porphyry intrusive source to the mineralization is strongly suspected, drilling to date has so far not identified one. The deposit consists of an upper oxidized and barren leached cap, an intermediate supergene enrichment blanket of secondary chalcocite and pyrite, and a lower zone of primary pyrite-chalcopyrite mineralization.

Exploration

     The earliest known mining activity in the El Morro area dates to 1931 when small scale mining of high grade copper and gold veins is reported. In 1964, the Cayo Ardiles family claimed the Santa Julia mineral rights, over what is now recognized as the La Fortuna copper-gold deposit. In 1984 Messrs. Rene Martin and Osvaldo Frias claimed the Cantarito and Tronquito mineral properties peripheral to the Santa Julia property. In 1987 and 1988, Compania Minera del Pacifico (CMP) conducted geological and geochemical exploration for precious metal epithermal deposits at El Morro and La Fortuna.

     During the period of 1992 through 1994 BHP acquired the mineral rights surrounding the Santa Julia and the Cantarito-Tronquitos properties. The BHP exploration program involved geophysics, geochemistry, geologic mapping and a combination of reverse circulation and core drilling. BHP’s drilling program included 3,567 meters at La Fortuna, 1,376 meters at Cantarito and 100 meters in an area to the south called El Negro. BHP shelved the project because the drill results did not support its deposit size and grade objectives.

     In 1997 Metallica acquired the BHP properties under an option agreement with BHP, claimed adjacent exploration ground to the west in the namesake El Morro area and in 1998 signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 hectares. During the two year period from 1997 to 1998 Metallica conducted general reconnaissance, geochemical and geophysical studies to identify prospective areas for drilling. In 1999 Metallica completed 3,213 meters of drilling in 18 holes divided among four areas within the El Morro project holdings: El Morro (eightholes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). This work resulted in the discovery of porphyry-type copper-gold-molybdenum mineralization in the El Morro area where the best reverse circulation hole RDM-2 and its twin core hole DDHM-1intersected 170 meters of mineralization averaging 0.83% copper, 0.26 g/t gold and 0.014% molybdenum. Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines. As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totaling 14,300 hectares. During this two year period from 1997 to 1999, Metallica drilled 3,213 meters of reverse circulation in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). Additionally one core hole was drilled at El Morro to a depth of 500 meters.

     In September 1999, Noranda Chile Ltda. signed a Joint Venture agreement with Metallica that included the underlying agreements with BHP and the Sociedad Legal Minera Cantarito & Tronquito, and committed Noranda to fund the exploration effort on the property going forward. The Santa Julia property was subsequently purchased and integrated into the Joint Venture. Noranda’s exploration efforts concentrated on expanding the El Morro discovery with diamond drilling on 200 m spacing. Although consistent mineralization was intersected, no porphyry intrusive source to the mineralization was identified and the attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a mineralized copper-gold bearing porphyry intrusive which has been the primary focus of exploration and development activities by Noranda and its successor companies Falconbridge Ltd. and Xstrata Plc to date. During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461m in 141 diamond holes) at La Fortuna; 26 holes at El Negro, and two holes at Cerro Colorado. Additionally magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling. In 2003, Noranda estimated inferred resources for the El Morro deposit at 45 Mt at 0.50 % copper and 0.18 g/t gold corresponding to the enriched sulfide horizon beneath a 40-140m thick leached cap; with the mineralization exhibiting strong structural control. The drilling at El Morro intersected country rocks and dacitic dykes up to 30m wide possibly related to the mineralizing event.

     Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine and also to improve the quality of the reserves within the pit design.

     Several periods of surface sampling, geologic mapping and geophysical surveys have been conducted on La Fortuna property since 1987 by a variety of companies with successive evaluations refining the level of information and the details of geochemistry and geophysics. Metallica’s acquisition of the properties associated with El Morro and La Fortuna began in 1997 and delineation drilling has been increasing annually since 2003.

Mineralization

     The La Fortuna deposit is a typical copper-gold porphyry system consisting of multiple phases of similar composition intrusives, concentrated within a near vertical ovate cylinder of alteration and mineralization. The porphyritic copper-bearing igneous rocks are intrusive into host volcanic and sedimentary rocks which have also been altered and mineralized with copper but to a much lesser degree, and the mineralization falls off dramatically with distance from the host intrusives. Most porphyry systems, La Fortuna included, consist of variable intensities of quartz veinlet swarms, breccia zones and rarely large vein zones. PAH noted that no large veins wider than 20 centimeters were observed in the core examined; the bulk of mineralization was associated with intense vein stockworks of narrow veinlets.

     Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro District. The Western Group crops out along the western border of the El Morro District as very irregular medium-sized plutons that intrude Triassic and Cretaceous strata. Further to the east the Central Late Eocene Group encompasses a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro; those to the east of Quebrada Larga and Quebrada Piuquenes, near the center of the El Morro District, are partially covered by Miocene rocks (Cantaritos gravels). The Eastern Group includes a string of larger and essentially unaltered shallow level dacitic sub volcanic bodies which intrude Cretaceous and Eocene strata.

Drilling

     Xstrata and predecessor companies have completed 98,575 meters of drilling in 273 drill holes on the El Morro property as of the end of December 2007. This total includes reverse circulation (RC) holes completed prior to 2005 which have contributed to the geologic interpretation incorporated into the current resource estimate; however, assay data from RC holes have not been used in the estimation of metal grades for the La Fortuna mineral resource.

     Exploration work on the El Morro project has involved a combination of geological mapping, geochemical sampling and geophysical surveys aimed at defining targets for follow-up exploratory drilling. Later drilling programs have focused on testing the outer limits of the La Fortuna deposit and elevating the resource classification to measured and indicated status. Exploration drilling at El Morro has included programs conducted by BHP in 1993 and 1994, by the Company 1999, by Falconbridge from 2000 to 2005, by Falconbridge – Xstrata in 2006, and Xstrata in 2007. These programs are summarized in the below.

El Morro Project – Summary of Exploration Drilling Programs
TARGET AREA
	La Fortuna		El Morro		El Negro		Cantarito		Other Areas		TOTAL
Company	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH
(year)	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters
	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)
BHP	400	3,167				100		1,376			400	4,643
(1993-1994)	(1)	(13)				(1)		(14)			(1)	(28)
Metallica		908	500	1,547		418		340			500	3,213
(1999)		(4)	(1)	(7)		(2)		(4)			(1)	(17)
Falconbridge	1,160		2,949						199		4,308
(2000)	(4)		(11)						(1)		(16)	0
Falconbridge	9,385				4,972				904		15,261
(2000-2001)	(21)				(16)				(3)		(40)	0
Falconbridge	8,248	1,538		1,094	749	912		394		2,536	8,997	6,474
(2002)	(16)	(5)		(3)	(3)	(3)		(1)		(10)	(19)	(22)
Falconbridge	9,932										9,932
(2005)	(23)										(23)	0
Falconbridge	28,719										28,719
(2006)	(74)										(74)	0
Xstrata	15,913										15,913
(2006-2007)	(32)										(32)
	73,757	5,613	3,449	2,641	5,721	1,430		2,110	1,103	2,536	84,030	14,330
TOTAL	(171)	(22)	(12)	(10)	(19)	(6)		(19)	(4)	(10)	(206)	(74)
Notes: DDH – diamond drill core hole
RDH – reverse circulation drill hole

     All drill logs and assay data sheets for all of the holes are stored in a secure location by Xstrata and drill hole locations, sample intervals and assays have been compiled into a digital computer database.

     The definition and delineation drilling for the La Fortuna mineral resource centers on the La Fortuna porphyry stock; a north-northeast oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to at least one kilometer in vertical depth. The central portion of the deposit has been delineated at a nominal drill hole spacing of 55 by 55 meters with most of the holes inclined -65º to -70º either to the southwest or northeast (azimuth 30º or 210º) and several holes drilled orthogonally to the drill grid. Within the volume represented by the current mineral resource block model, drill hole depths average 412 meters and range from a minimum of 84 meters to a maximum of 900 meters testing a vertical profile that extends between 4,100 to 3,200 meters elevation. The La Fortuna mineral resource estimate excludes a deeper portion of a 970 meter deep hole (DDHF-39) which was drilled to a total depth of 970 meters and bottomed in mineralization at the 3,074 masl elevation.

     The area covered by the 55 by 55 meter grid covers the central sulfide dominated portion of the deposit and approximates the portion of the mineral resource that has been classified as a “Measured” mineral resource and extends through a volume of approximately 450 meters east-west by 650 meters north-south by 450 meters deep. Surrounding this area is a 200 meter ring of wider spaced drilling at a nominal 100 to 150 meter spacing with drill hole orientations similar to those in the smaller grid previously described above, and approximating the portion of the mineral resource that has been classified as an “Indicated” mineral resource.

     Following the completion of the June 2006 drilling program, a major topographic validation program was completed which resulted in the production of two digital aero-photographic restitutions at 1:10,000 and 1:2,000 scales with 10 meter and 2 meter resolution respectively using the UTM Projection (South American 1956 Datum, Zone 19 South). This validation also included re-surveying of all collars had either been re-surveyed by a second independent contractor and/or checked using high definition GPS instrumentation. Elevations of surveyed collars and topographic data show good correlation being predominantly within a difference of 0.5 meters.

     The sulfide mineralization contained within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone make up the bulk of the contained copper-gold resource and have been well delineated by drilling to a depth of approximately 600 meters. Deeper portions of the copper-gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated. Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels without indications of any termination of grade at the bottom of the holes.

Down Hole Surveys

     Down-hole deviation directional surveys were done on all diamond core holes using either a single shot Sperry Sun instrument (50m down-hole intervals), a digital gyroscope, or a “Maxibore” instrument (3m down-hole intervals). Single shot surveying was used for only a few of the early exploration holes, while all delineation holes drilled after 2000 were surveyed with either the gyroscope or Maxi-bore instruments. Down-hole surveys were done on some of the reverse circulation holes; however, assay data from these holes have not been used for the estimation of mineral resource grade.

     The general cumulative down-hole deviation of drill holes at La Fortuna averages one degree per 100 meters in all core holes, representing a small amount of deviation. The risk of mislocated drill hole placements or position is considered low because:

  The lack of vegetation in the project area permits nearly complete line-of-sight visibility to all points, lessening the possibility of surveying errors.

  All inclined drill holes were surveyed at a maximum interval of 50 meters down-hole, with the majority of holes surveyed at much closer intervals.

     Three sizes of standard core diameters have been used in all drilling at La Fortuna – PQ (83.1 mm diameter), HQ3 (63.5 mm diameter) and NQ3 (47.6 mm diameter) core sizes. Core was collected using standard wireline retrieval methods.

Sampling and Analysis

     Sampling diamond drill core is conducted according to standard industry practices. Sampling technicians followed specific sampling protocols under supervision by Xstrata. Drill core was split and half preserved for reference in Xstrata off site storage facilities. Only core samples and their assays have been used for the interpolation of metal grades in the current resource estimation. Additional details regarding the development of the sampling methodology and quality assurance and control protocols are described in previous 43-101 Technical

     Diamond drill core included three sizes PQ (83.1 mm), HQ (63.5 mm) and NQ (47.6 mm) core diameters. Except for two holes drilled prior to 2000, diamond drilling at the project has been directed by Noranda and subsequently Falconbridge and most recently by Xstrata, successor companies to each other. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001, Ausdrill in 2002, and Connors again in 2005, 2006, and 2007. Core was stored in wooden boxes and brought to the project core processing facility where it was photographed, logged for geologic and geotechnical information, and sampled for assay by taking half splits at regular 2-meter intervals.

     All density and specific gravity studies to date have been conducted on drill core samples. Beginning in 2002, density samples were taken at regular 4-meter intervals for all diamond drill holes drilled at La Fortuna. Bulk density determinations show a good representation of major lithology, mineralization and alteration units relative to the total number of meters drilled within each unit. The data also show good spatial coverage throughout the La Fortuna mineral resource. The density data have been further validated by sending approximately five percent of the duplicate data to a second commercial laboratory. The results show a very good correlation between the two data sets. Tonnage factors for resource estimation were derived by calculating an average bulk density based on drill core density data for each lithology and mineral zone combinations and then applied as a global average to the block model lithology code.

     Drill core recovery measurements were collected for each hole as it was being drilled and has been done for all diamond drilling. Core recovery averaged better than 80% for 95% of the core intervals. The zones with low recovery are typically associated with the first 20 to 30 meters below the surface which corresponds with the leached-weathered portion of the deposit.

     In 2002, Noranda implemented revised sampling and logging procedures for the El Morro project. A detailed description of the Noranda sampling and logging procedures has been previously provided a 2003 NI 43-101 Technical Report. Subsequent Xstrata programs have continued the Noranda sampling and logging procedures. Internal reviews and independent audits have confirmed the high quality of the sampling and assaying QA/QC procedures employed during the Noranda-Falconbridge drill programs which constitute the bulk of the drilling used in the preparation of the current resource estimate.

     Assay data from the diamond drill holes for the El Morro project were controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, B.C. Canada to verify the original assays done by Bondar Clegg laboratories in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda (see Appendix 2, El Morro Deposit Resource Report, Noranda, Inc., Toronto, ON, Canada by Stanley G. Clemmer) concluded that copper assays are unbiased whereas gold assays are 10 to 15 percent high relative to the check results. There were, however, only nine pulp duplicates with gold grades greater than 0.2 g/t Au, and the absence of standards in the Beaudry study precludes any resolution as to which laboratory is the more accurate.

     After a round-robin exercise comparing sample preparation and assays between five laboratories, ACME Analytical Laboratory S.A. was selected by Xstrata for the 2005 definition drilling program. ACME installed a sample preparation facility at the project site and pulps were shipped to their analytical facilities in Santiago for digestion and assay. ALS Chemex acted as the control laboratory during that program. Prior to the 2006 Xstrata definition drill program, a second round robin exercise was completed comparing sample preparation, assay preparation and the results between the laboratories. Results of the program were reviewed and revisions made to procedures for drill samples for the 2006 drill program. Dr. Barry Smee of Smee and Associates Consulting Ltd., Vancouver, B.C. was responsible for reviewing, revising and approving procedural changes for the 2006 drill program. Actlabs in La Serena, Chile was awarded the contract as the primary laboratory for assaying drill samples from the 2006 and 2007 drill program. ALS Chemex continued as the referee laboratory for 2006 and 2007.

     Assay accuracy and precision of routine analyses were assessed continuously throughout the various data acquisition programs of the project (after Noranda) using a program of check assays and analysis of in-house reference standards materials. The correlation shown by check-assay pairs is generally very good, indicating good analytical precision for total copper. Round-robin assay results used to characterize the standards indicate generally good performance by the primary laboratory.

     According to the results of these QA/QC programs the sample preparation and assaying have acceptable errors of precision and no apparent bias can be observed. Precision at the 95 percent Confidence Interval varies between 0.12 percent and 6.69 percent for the suite of five standards that includes both copper and gold. The QA/QC program outlines have been checked and validated by internal and external reviews, and both cases have confirmed the observations previously stated above. PAH believes that the assays from the drilling program and the associated QA/QC procedures meet the standards required for reserve and resource calculations for a feasibility level study.

Mineral Resource and Mineral Reserve Estimates

     Exploration and development work at El Morro has resulted in the delineation of a proven and probable mineral reserve totaling 450 million tonnes averaging 0.58% copper and 0.46 g/t gold at La Fortuna, which is contained within a larger measured and indicated mineral resource totaling 558 million tonnes averaging 0.55% copper and 0.49 g/t gold at a 0.3% copper-equivalent cutoff. Summaries of the La Fortuna mineral resource and mineral reserve, based on a 100% project equity basis, are presented in the tables below:

El Morro Mineral Reserve Statement – La Fortuna Deposit
Reserve	Tonnage	Cu-Eq	Cu	Cu	Cu	Au	Au	Au
Category	(000’s)%		%	tonnes	M lbs	g/t	grams	ounces
							(000’s)	(000’s)
Proven	208,473	0.970	0.659	1,373,837	3,029	0.528	110,074	3,539
Probable	241,761	0.747	0.504	1,218,475	2,686	0.408	98,638	3,172
Total P&P	450,234	0.850	0.576	2,592,313	5,715	0.464	208,712	6,711
Waste	1,642,307
Total In-Pit	2,092,541
Strip Ratio	3.65

El Morro Mineral Resources Statement - La Fortuna Deposit(1)
Category	Cut-off	Tonnes	Cu	Au	Copper lbs	Gold ozs
	CuEq[2]	(000’s)%		g/t	(000,000’s)	(000’s)
Inside Mineral Resource Pit
Measured	0.3	211,164	0.65	0.54	3,011	3,693
	0.4	264,948	0.66	0.56	2,974	3,668
Indicated	0.3	347,242	0.49	0.46	3,717	5,170
	0.4	289,327	0.53	0.52	3,392	4,876
Total M&I	0.3	558,406	0.55	0.49	6,729	8,863
	0.4	494,275	0.58	0.54	6,366	8,544
Inferred	0.3	62,335	0.34	0.18	472	366
	0.4	27,538	0.43	0.27	264	237
Outside Mineral Resource Pit(3)
Indicated	0.3	55,000	0.57	0.61	691	1,079
Inferred	0.3	234,000	0.51	0.48	2,631	3,611

Notes:
1) Mineral Resources were estimated by Barton G. Stone, P.Geo and Chief Geologist for Pincock, Allen & Holt and a Qualified Person as defined under NI 43-101.
2) CuEq lower cut-off based on the equivalent copper equation explained in the table Mineral Reserves table below
3) “Mineral Resource Pit” based on metal prices of $1.25/lb copper and $500/oz gold.

La Fortuna Mineral Reserves (1) (2) (3)
Category	Tonnes	Cu	Au	CuEq	Copper lbs	Gold ozs
	(000’s)%		g/t	%	(000,000’s)	(000’s)
Proven	208,473	0.66	0.53	0.97	3,029	3,539
Probable	241,761	0.50	0.41	0.75	2,686	3,172
Total Reserves	450,234	0.58	0.46	0.85	5,715	6,711
Notes:
1) The mineral reserves were estimated by Richard Lambert, a Qualified Person as defined under NI 43-101.
2)Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability.
3) Mineral reserve tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of $1.25/lb and a lower cut-off of 0.30% copper-equivalent (“EqCu”) where
EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold

     The El Morro deposit inferred mineral resource estimate is based on 22 diamond and reverse circulation drill holes totaling 6,090 meters that have been drilled on approximately 200-meter centers over an area measuring approximately 1.2 kilometers by 1.2 kilometers in plan, and to a vertical depth of approximately 525 meters. The El Morro deposit is not fully delineated and remains open to the west, northwest and east, and possibly at depth.

     The El Morro Project is envisioned as an open pit mine supplying material for crushing and processing in a copper flotation mill producting a copper-gold concentrate. Production is planned for 90,000 tonnes ore per day

     The El Morro Report was based on a mineral resource model and report developed by Xstrata and independently audited by AMEC. Mineral reserves pit optimization and mine planning considered:

1.	Pit Optimization
2.	Mine Planning
3.	Waste Facility Design
4.	Equipment Fleet Specification
5.	Operating and Capital Cost Calculations

     The economic parameters applied to calculate block values for pit optimization work based on a break-even profit cutoff using $1.25 per pound copper and $500 per troy ounce gold which equates to a cut-off grade of approximately 0.30 percent copper-equivalent.

Capital and Operating Costs

     The project economic model, which is based on the capital cost and operating parameters recreated and reviewed by PAH, shows a positive after tax internal rate of return of 14.7% and a Net Present Value US$1.09 billion when discounted at a rate of 8% and using long-term prices of $2.80/lb for copper and $625/oz for gold. Project payback occurs at 4.7 years.

     Operating costs are estimated at $10.55/tonne of ore and a mine site cash cost of $0.76/lb copper, after gold credits and production taxes at a long-term gold price of $625/ounce. The operating costs are considered to be accurate to within 15%.

Markets

     Gold, silver, and copper markets are mature global markets with reputable smelters and refiners located throughout the world.

     Copper is a principal metal traded on the London Metal Exchange (LME) and has total price transparency. Prices are quoted on the LME for Copper Grade A and can be found at www.lme.com.

     Gold is a principal metal traded at spot price for immediate delivery. The market for gold is trading almost 24 hours per day with a location somewhere in the world that is usually open. Gold trading activity takes place in many markets including New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai. Daily prices are quoted on the New York spot market and can be found on www.kitco.com.

     Silver trading is similar to gold. The market for silver is trading almost 24 hours per day. Daily prices are quoted on the New York spot market and can be found on www.kitcosilver.com.

     Operations at the El Morro Project are expected to produce an annual average of 556,000 dry tonnes per year of copper concentrate, containing 361 million pounds of copper, and 331,000 ounces of gold. Annual average production of by-product silver is expected to be 532,000 ounces.

Environmental Considerations

     The El Morro Report and accompanying Environmental Impact Assessment (EIA) incorporate a basic closure plan for the mine and related facilities in accordance with Xstrata Corporate criteria and Chilean mining laws and regulations. In essence, the closure plan involves:

  Dismantling of facilities

  Demolition and disposal of concrete structures and foundations

  Physical stabilization of facilities, slopes and surfaces exposed to erosion

  Geochemical stabilization

  Hydrologic stabilization – surface runoff diversion

  Surface contouring

     Total closure costs are estimated in the $40 to $50 million range prior to taking the salvage value of the assets into account. Net closure costs are estimated to be around $26.3 million. Chile does not require reclamation and closure bonding.

     Based upon follow up monitoring and testing results (i.e., geochemistry, and pit water hydrology and quality), these activities and estimates may need to be adjusted to account for actual site conditions at closure.

Taxes

The principal corporate taxes levied in Chile are:

  a general income tax levied on both legal entities and individuals; and

  a value-added tax (VAT) levied up to the consumer level

     Resident companies pay tax on worldwide income; non-resident companies pay tax on Chilean-source income only Value-added tax (VAT) applies to most sales and to certain services and other transactions. Registration is compulsory for businesses. Exemptions from VAT include certain financial services, insurance, news services, technical services, consultancy and transport. Exports are exempt, and exporters may either claim a credit for input tax paid or apply for a special refund. For the economic model no VAT was applied as it is assumed that as an exporter the mine owners would be exempt.

Update on El Morro Project

     In November 2008, the project entered into the permitting stages with delivery of the projects Environmental Impact Statement to the Chilean Authorities. Permitting is expected to take from 12 to 18 months, after which development activities could proceed. In November 2008 the Company, through its subsidiary Datawave Sciences Inc., signed a formal shareholders agreement with Xstrata which provides for the ongoing funding and management of El Morro. In December 2008 the Company provided an election notice to Xstrata pursuant to the Shareholders Agreement, to have Xstrata fund 70.0% of all program funding commitments of the Company until commercial production commences. The Company estimates its funding commitment in 2009 to be $1.6 million.

RISK FACTORS

     The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

     In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

Exploration, Development and Operating Risk

     Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

     Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its joint venture partners will result in a profitable commercial mining operation.

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

     Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

New Afton Development and Marketing Risk

     The New Afton Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices. There can be no assurance that the construction will continue in accordance with current expectations or at all.

Fluctuating Metal Prices

The Company’s revenues and cash flows are subject to fluctuations in gold, silver and copper prices. At Peak Mines there can be a significant time lag between the time of recording of copper revenues and final pricing of copper. Therefore changes in the price of copper during this period can have a significant impact on the Company’s revenue and working capital position. Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal producing countries throughout the world. However, to address the recent volatility in copper prices, the Company is currently renegotiating its copper concentrate contract to mitigate the Company’s exposure to fluctuations in copper price. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Currency Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Australian dollars, Mexican pesos and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms and the depreciation of non-US dollar currencies against the US dollar can decrease the cost of gold, silver and copper production and capital expenditure in US dollar terms.

The Company has recorded future income tax liabilities on mineral interests relating to the acquisitions of the Amapari Mine, Peak Mines and Metallica. The future income tax liabilities and long-term debt obligations are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income for the period.

The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2008, favorable changes in metal prices have mitigated the adverse effect of the appreciation of relevant foreign currencies against the US dollar.

Current Global Financial Condition

     Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, New Gold is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company, including concentrate customers; (iii) through the Company’s insurance providers; (iv) through the Company’s lenders; and (v) through companies that have received deposits from the Company for the future delivery of equipment. New Gold is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s planned growth could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

Acquisition Strategy

     As part of New Gold’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit New Gold’s business.

Government Regulations

     The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Foreign Operations

The Company’s operations and development and mineral exploration activities are currently conducted in Brazil, Mexico, Canada, Chile and Australia and are reported in US dollars, and as such the Company’s operations are exposed to various levels of political and economic risks, as well as various other uncertainties. These risks and uncertainties vary for each country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; exploration and fluctuations in currency and exchange rates; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental Risks and Hazards

     All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean up work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against.

Climate Change Risks

     Governments are moving to enact climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

     Sea level rise: The Company’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

     Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Company’s mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in production interruptions.

     Resource shortages: The Company’s facilities depend on regular supplies of consumables (diesel, tires, etc.) and reagents to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, the Company’s production efficiency is likely to be reduced.

     New Gold will continue to assess energy efficiency opportunities across all of its operations with the goal of reducing both costs and greenhouse gas emissions. The Company will also continue to address the potential physical risks of climate change by including extreme weather conditions in emergency response plans as required.

Permitting

     The Company’s operations in Canada, Mexico, Chile, Australia and Brazil are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

     The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

     Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Exploration, Development and Resource and Reserve Estimates

     The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource and reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

     Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

     Substantial expenditures are required to establish mineral resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Uncertainty Relating to Inferred Mineral Resources

     Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncentainty which may attach to inferred mineral resources, there is no assurance that inferred minerals resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Insurance and Uninsured Risks

     New Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to New Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although New Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. New Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to New Gold or to other companies in the mining industry on acceptable terms. New Gold might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Asset Backed Commercial Paper

     As at December 31, 2008, the Company had C$169 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”), typically had terms of less than 365 days and repayment of a maturing ABCP was dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In August 2007, a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, the non-bank ABCP market was subject to a restructuring plan (the “Restructuring Plan”) under the direction of the Pan-Canadian Investors Committee (the “Committee”).

As at December 31, 2008, the non-bank ABCP market remained the subject of the Restructuring Plan. The Restructuring Plan would, upon completion, pool all of the underlying assets from all of the ABCP trusts with the exception of those assets designated as ineligible for pooling (the “Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (the “Traditional Series”). ABCP relating to the pooled assets would then be replaced with four classes of notes named A1, A2, B and C, in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

The Company has estimated the fair value of ABCP at December 31, 2008 by using a discounted cash flow approach which estimated the cash flows to be received in respect of each class of notes and then discounted each class of notes at a rate that reflects an estimated yield requirement for that particular class. Additionally, the valuation incorporates the anticipated distribution of income earned by the Company’s ABCP during the restructuring period from August 2007 through August 31, 2008.

There can be no assurance that this estimate will be realized in the market. Subsequent adjustments, which could be material, may be required in future reporting periods.

A number of the notes to be received by the Company are not rated by any credit rating agency and the Company has not yet had access to the underlying asset information which would enable it conduct its own assessment of the credit quality of the new notes. Accordingly, the Company’s valuation and credit assumptions rely heavily on the limited information that has been disclosed during the implementation of the Restructuring Plan.

The Restructuring Plan was completed on January 21, 2009 and the Company received its new notes. Additionally, income relating to the period from when the ABCP was initially purchased until August 31, 2008 was distributed to all investors. New Gold received C$5.8 million in respect of its holdings. Accordingly, this amount will be excluded from the value of its notes in future periods.

Financing Risks

     The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Title To Some Of the Company’s Mineral Properties May Be Challenged Or Defective

     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Labour and Employment Matters

     While New Gold has good relations with both its unionized and non-unionized employees, production at New Gold’s mining operations is dependant upon the efforts of the Company’s employees. In addition, relations between New Gold and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between New Gold and its employees may have a material adverse effect on New Gold’s business, results of operations and financial condition.

Retention of Key Personnel

     The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Risk Relating to Recent Acquisitions

     The Company recently completed a business combination of New Gold, Metallica and Peak Gold and has announced a proposed business combination with Western Goldfields. There can be no assurances that the benefits anticipated from these acquisitions will be realized.

DIVIDENDS

     To date, New Gold has not paid dividends on its shares. The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

     The Company is authorized to issue an unlimited number of common shares without par value, of which    212,860,746 common shares were issued and outstanding at March 27, 2009. Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

TRADING PRICE AND VOLUME

Common Shares

     The Common Shares are listed and posted for trading on the TSX and the NYSE Amex in each case under the symbol “NGD”. The following table sets forth information relating to the trading of the Common Shares in Canadian dollars on the TSX for the months indicated.

2008	High (C$)	Low (C$)	Volume
January	6.11	5.03	4,115,100
February	7.23	5.00	9,688,800
March	7.94	6.50	10,917,800
April	8.01	6.76	17,845,200
May	9.75	7.13	4,377,800
June	9.11	7.29	4,407,500
July	8.65	5.28	36,079,000
August	6.10	4.82	19,857,300
September	6.39	3.42	43,308,900
October	5.19	1.06	40,715,800
November	2.30	0.96	29,461,800
December	2.03	0.94	39,099,800

     The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2008 was C$1.77 and on March 27, 2009 was C$2.48.

Series A Warrants

     The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”. The following table sets forth information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2008	High (C$)	Low (C$)	Volume
January	1.450	1.090	66,896
February	1.780	0.900	4,189,900
March	1.950	1.200	95,400
April	2.250	1.320	3,448,017
May	3.290	1.740	1,190,200
June	2.690	1.810	1,233,450
July	2.400	1.230	1,587,946
August	1.640	1.060	846,046
September	1.370	0.440	833,608
October	1.080	0.205	1,799,227
November	0.360	0.150	1,505,848
December	0.300	0.180	2,050,991

     The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$0.30 and on March 27, 2009 was C$0.40.

Series B Warrants

     The Company’s Series B Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.B”. The following table sets forth information relating to the trading of the Company’s Series B Warrants in Canadian dollars on the TSX for the months indicated.

2008	High (C$)	Low (C$)	Volume
July	0.170	0.090	1,083,825
August	0.110	0.075	781,650
September	0.110	0.110	3,219,833
October	0.075	0.015	6,798,040
November	0.030	0.010	9,079,762
December	0.020	0.015	5,438,300

     The price of the Series B Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$0.02 and on March 27, 2009 was C$0.03.

Series C Warrants

     The Company’s Series C Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.C”. The following table sets forth information relating to the trading of the Company’s Series C Warrants in Canadian dollars on the TSX for the months indicated.

2008	High (C$)	Low (C$)	Volume
July	0.360	0.290	569,500
August	0.340	0.280	71,000
September	0.350	0.220	189,500
October	0.350	0.120	1,919,300
November	0.200	0.040	290,000
December	0.100	0.005	1,296,600

     The price of the Series C Warrants as quoted by the TSX at the close of business on December 31, 2008 was C$0.10 and on March 27, 2009 was C$0.085.

Series D Warrants

     The Company’s Series D Warrants were listed and posted for trading on the TSX under the symbol “NGD.WT.D”. The Series D Warrants expired on December 11, 2008. The following table sets forth information relating to the trading of the Company’s Series D Warrants in Canadian dollars on the TSX for the months indicated.

2008	High ($)	Low ($)	Volume
July	4.500	2.070	84,275
August	2.350	1.480	162,110
September	2.790	0.230	440,610
October	1.130	0.040	661,000
November	0.100	0.005	3,452,300
December (1)	0.005	0.005	4,825

(1) Warrants expired December 11, 2008 and does not reflect a full month of trading.

Notes

     The Notes are listed and posted for trading on the TSX under the symbol “NGD.NT”. The following table sets forth information relating to the trading of the Notes in Canadian dollars on the TSX for the months indicated.

2008	High ($)	Low ($)	Volume
January	82.000	80.000	52,250
February	86.000	80.000	102,760
March	98.000	75.000	120,850
April	97.750	94.000	206,054
May	99.750	95.000	37,050
June	98.000	94.000	203,810
July	96.000	94.000	246,950
August	98.000	96.000	1,735
September	96.000	90.000	84,030
October	90.000	75.000	22,970
November	77.000	70.000	8,650
December	70.000	60.000	8,070

     The price of the Notes as quoted by the TSX at the close of business on December 31, 2008 was C$64.00 and on March 27, 2009 was C$82.50.

Debentures

     The Debentures are listed and posted for trading on the TSX under the symbol “NGD.DB”. The following table sets forth information relating to the trading of the Debentures in Canadian dollars on the TSX for the months indicated.

2008	High ($)	Low ($)	Volume
January	92.900	87.500	33,130
February	96.000	85.000	161,760
March	100.000	91.000	264,570
April	107.000	99.000	88,910
May	112.000	104.000	4,310
June	106.500	102.000	5,430
July	112.000	104.000	105,200
August	109.500	107.000	4,410
September	108.000	104.000	24,120
October	108.000	101.000	2,250
November	102.000	100.000	9,450
December	102.000	99.000	8,800

The price of the Debentures as quoted by the TSX at the close of business on December 31, 2008 was C$99.50 and on March 27, 2009 was C$99.00.

DIRECTORS AND OFFICERS

     The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 27, 2009 are as follows:

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Craig J. Nelsen (3)(4) Colorado, United States	Chairman of the Board and a Director (Director since June 2008)	President & CEO of Avanti Mining Inc.
Clifford Davis (5) Ontario, Canada	Director since March 2005	Retired
James Estey (2)(4) Ontario, Canada	Director since July 2008	Retired Chairman of UBS Securities Canada Inc.
Robert Gallagher British Columbia, Canada	President, Chief Executive Officer and a Director (director since June 2008)	President and Chief Executive Officer of New Gold

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Pierre Lassonde (2)(3)	Director since June 2008	Chairman of the Board of Franco-Nevada
Ontario, Canada		Company.
Paul Sweeney (2)(5)	Director since January 2006	Executive Vice President, Corporate Development
British Columbia, Canada		of Plutonic Power Corporation
Ian W. Telfer (3)(4)(5)	Director since June 2008	Chairman of Goldcorp
British Columbia, Canada
Basil Huxham	Executive Vice President and	Executive Vice President and Chief Financial
British Columbia, Canada	Chief Financial Officer	Officer of New Gold
Ron Allum	Vice President, Operations	Vice President, Operations (Canada) of New Gold
British Columbia, Canada	(Canada)
James Currie	Executive Vice President and	Executive Vice President and Chief Operating
British Columbia, Canada	Chief Operating Officer	Officer of New Gold
Arthur Graham	Vice President, Corporate	Vice President, Corporate Development of New
New Jersey, United States	Development	Gold
Melanie Hennessey	Vice President, Investor	Vice President, Investor Relations of New Gold
British Columbia, Canada	Relations
John Marshall	Vice President, Human	Vice President, Human Resources of New Gold
British Columbia, Canada	Resources
Christian Milau	Vice President, Finance	Vice President, Finance of New Gold
British Columbia, Canada
Mark Petersen,	Vice President, Exploration	Vice President, Exploration of New Gold
Colorado, United States
Susan Toews	Corporate Secretary	Corporate Secretary of New Gold
British Columbia, Canada
Tiffany Grenke	Corporate Controller	Corporate Controller of New Gold
British Columbia, Canada

(1)

The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re- election. The officers hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Corporate Governance and Nominating Committee

(5)	Member of the Health, Safety, Environment and Sustainability Committee

     The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Craig J. Nelsen, Chairman of the Board and Director. Mr. Nelsen currently serves as the Chairman and a Director of New Gold Inc. Mr. Nelsen was previously the Chairman and Director of Metallica Resources Inc. He is also the President, CEO, and Director of Avanti Mining Corporation. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice-President, Exploration, for Gold Fields Limited, one of the world’s largest gold mining companies.

Clifford Davis, Director. Mr. Davis has more than 40 years of international experience in the operation and development of both underground and open pit gold and base metal mines. His career has given him extremely valuable exposure to mining operations in locations throughout North America, South America, Europe and Africa. Mr. Davis is a graduate in mining engineering from the Royal School of Mines in London, England. Prior to the merger of New Gold Inc., Metallica Resources and Peak Gold Ltd., Clifford J. Davis was the President and CEO of New Gold Inc.

James Estey, Director. Mr. Estey is the recently retired Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Jim joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and CEO of UBS Securities Canada. In January 2008 Jim assumed the role of Chairman. He serves on the boards of Calvalley Petroleum, Pure Trading, and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

Robert Gallagher, President, Chief Executive Officer and Director. Mr. Gallagher has worked in the mining industry for over 30 years and has spent 15 years with Placer Dome and the last 7 years with Newmont Mining Corporation, most recently as Vice President Operations, Asia Pacific. Mr. Gallagher brings a wealth of experience in the mining industry. Prior to the merger of Peak Gold, Metallica Resources and New Gold Inc., Robert Gallagher was the President and Chief Executive Officer of Peak Gold Ltd.

Pierre Lassonde, Director. Mr. Lassonde is currently the Chairman of Franco Nevada Corporation. He formerly served as President of Newmont from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of the former Franco-Nevada.

Paul Sweeney, Director. Mr. Sweeney, the Chairman of the Audit Committee has experience serving on public boards and their audit committees. He was formerly the Chief Financial Officer of Canico Resource Corp. and Manhattan Minerals Corp. and has held senior positions in other mining companies. He has extensive experience in financial and accounting matters relating to Canadian and foreign mining companies.

Ian W. Telfer, Director. Mr. Telfer is Chairman of Goldcorp and previously served as President and Chief Executive Officer of Goldcorp from February 2005 until its merger with Glamis Gold Ltd. in November 2006. Mr Telfer was previously Chairman and Chief Executive Officer of Wheaton River since September 2001 and has over 25 years of experience in the precious metals business.

Basil Huxham, Executive Vice President and Chief Financial Officer. Mr. Huxham was formerly the Executive Vice President and Chief Financial officer of Peak Gold Ltd. Prior to that he was the Corporate Controller of Duke Energy’s Canadian operations, where he led the integration of the Canadian and US corporate financial accounting and reporting functions after Duke Energy acquired Westcoast Energy in 2001. Mr. Huxham also previously held various finance roles at the Canadian Pacific Ltd. group. Mr. Huxham is a Chartered Accountant.

Ron Allum, Vice President Operation (Canada). Mr. Allum has a B.Sc. in Mining Engineering and more than 30 years underground operational experience, including 28 years in block cave mining operations at the San Manuel Mine in Arizona, and the Questa Mine in New Mexico. He worked at the San Manuel Mine for more than 25 years in progressively more senior positions including General Mine Foreman, Construction Manager, Mine Manager and ultimately Vice President Operations, initially for Magma Copper Company and subsequently for BHP Copper NA. During his time at the San Manuel Mine, he led the Lower K Project that developed the deepest mining horizon at the Mine and attained a production rate of over 40,000 stpd.

James (Jim) Currie, Executive Vice President and Chief Operating Officer. Mr. Currie is a mining engineer with over 28 years of experience in the mining industry, having worked on projects in North and South America, Asia and Africa. Mr. Currie was previously the Vice President Operations of New Gold and Vice President Operations for Miramar Mining Corp. in Vancouver and was responsible for the development of Miramar’s 10 million ounce gold resource at Hope Bay in the Canadian Arctic. Prior to that, Mr. Currie held the position of General Manager of Mauritanian Copper Mines SA.

Arthur Graham, Vice President, Corporate Development. Mr. Graham is a mining engineer with over 20 years of mining industry experience. Previously he was a Director in the Energy and Commodities division of BNP Paribas’ New York office with responsibility for the assessment and monitoring of mining projects and companies in transactions throughout the Americas. Mr. Graham also held similar positions with Deutsche Bank, Bankers Trust and Scotiabank.

Mélanie Hennessey, Vice President, Investor Relations. Mrs. Hennessey was formerly the Vice President Investor Relations for Peak Gold Ltd. Previously she was the Director of Investor Relations for Goldcorp Inc. She has extensive M&A experience, having been part of eight transactions in the past three years. Mrs. Hennessey has a Masters of Business Administration from the University of Ottawa.

John Marshall, Vice President, Human Resources. Mr. Marshall has over 20 years experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide HR Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.

Christian Milau, Vice President, Finance. Mr. Milau has over 13 years of financial advisory experience in North America and Europe. Previously he was a Vice President with Deloitte & Touche Corporate Finance and BNP Paribas Corporate Finance in the U.K. where he originated and executed public and private company mergers and acquisitions. Prior to BNP Paribas, Mr. Milau held roles in the assurance practices of PricewaterhouseCoopers in Switzerland and Deloitte & Touche in Vancouver. Mr. Milau is a Canadian Chartered Accountant and Certified Public Accountant (Illinois).

     Mark Petersen, Vice President, Exploration. Mr. Petersen is an economic geologist with over 25 years of mining industry experience in the Americas, having been involved in precious and base metals exploration and development programs ranging from initial discovery through final feasibility and mine start-up. Previously Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for leading the exploration and development of the Cerro San Pedro project in Mexico, acting as the company’s technical liaison for the El Morro joint venture project in Chile, developing and managing a portfolio of earlier stage exploration projects in Chile, Brazil, and Alaska, and directing generative exploration work throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.

     Susan Toews, Corporate Secretary. Ms. Toews has over 15 years corporate, securities legal experience and was previously Corporate Secretary of Peak Gold Ltd. She was also previously General Counsel at egX Canada, an emerging marketplace working toward the securitization of real estate assets and Senior Legal Counsel with the British Columbia Securities Commission (BCSC). She was the BCSC representative on the Canadian Securities Administrators committee that developed the national rule on disclosure of corporate governance, corporate governance guidelines and the national rule on auditor oversight.

     As of March 27, 2009, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 7,103,750 common shares of the Company, representing approximately 3.3% of its issued and outstanding shares.

     There are currently four standing committees of the Board; namely, the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Sustainability Committee. The following table identifies the members of each of these Committees:

Audit Committee	Paul Sweeney (Chair), James Estey, Pierre Lassonde
Compensation Committee	Ian W. Telfer (Chair), Craig J. Nelsen, Pierre Lassonde
Corporate Governance and Nominating Committee	Jim Estey (Chair), Craig J. Nelsen, Ian W. Telfer
Health, Safety, Environment and Sustainability Committee	Cliff Davis (Chair), Paul Sweeney, Ian W. Telfer

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

     No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

     No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

     Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the Board of Directors, is the Chairman and Chief Executive Officer of Avanti Mining Inc., a minerals exploration company. Such associations may in the future give rise to conflicts of interest from time to time. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

AUDIT COMMITTEE

The Audit Committee’s Charter

The Audit Committee’s Charter is set out in full on Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 31, 2009:

Paul Sweeney - Chair	Independent (1)	Financially literate (2)
James Estey	Independent (1)	Financially literate (2)
Pierre Lassonde	Independent (1)	Financially literate (2)

(1)

A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

     The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

     Mr. Sweeney, the Chairman of the Audit Committee has extensive experience in metals marketing, hedging, insurance, and taxation relating to Canadian and foreign mining companies. He has arranged construction financings for mines in Canada, the United States, Australia, Papua New Guinea and Chile.

     Mr. Estey has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and CEO of UBS Securities Canada. In January 2008 Jim assumed the role of Chairman. He serves on the boards of Calvalley Petroleum, Pure Trading, and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

     Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P.Eng. (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/ University of Montreal in 1967.

Pre-Approval Policies and Procedures

     The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy. The Committee has delegated to the Chairman the authority to pre-approve all services, not previously approved, up to $10,000 and to report these to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (2)	Audit Related Fees (3)	Tax Fees (4)	All Other Fees (5)
2008(1)	C$1,587,260	C$130,670	C$122,053	C$190,952
2007(6)	C$186,633	C$40,701	C$15,652	C$139,434

(1)

Amounts billed for 2008 include payments made to the previous auditor for the period January 1 to June 30 2008 and payments made to Deloitte & Touche LLP, the current auditor, for the period July1 2008 to December 31 2008.

(2)	Audit fees billed for 2007 and 2008 include billings related to the integrated Sarbanes –Oxley audit of internal controls.
(3)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “ Audit Fees”

(4)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning
(5)	The aggregate fees billed for services other than as set out under ‘Audit fees’
(6)	The amounts shown for 2007 are for payments made to the previous auditor.

LEGAL PROCEEDINGS AND REGULATORY ACTION

     The Company is terminating various employment, consulting and service agreements as a result of slowing development activities at the New Afton Project and placing the Amapari Mine on temporary care and maintenance. Certain of the affected parties may make legal claims in response to such terminations, but to date no such claims have been commenced. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

     The Company has received notice that legal claims in the amount of approximately $46 million have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Other than as described below and elsewhere in this Annual Information Form, since January1, 2006 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

     The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

     Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year or prior thereto and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

1.	The Amended Note Indenture and Amended Warrant Indenture between the Company and Computershare Trust Company of Canada described under the heading “Notes”.

2.	The Participation Agreement described under the heading “Mineral Properties –New Afton Project, Canada – Project Description and Location”.

3.

Business Combination Agreement between New Gold Inc., Peak Gold Ltd. and Metallica Resources Inc. dated May 9, 2008, described under the heading “General Development of the Business – Business Combination”.

4.	Business Combination Agreement between New Gold Inc. and Western Goldfields Inc., dated March 3, 2009, described under the heading “General Development of the Business – Post-Business Combination”.

INTERESTS OF EXPERTS

     The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Company’s mineral projects on a property material to the Company set out opposite their name(s) and contained in this Annual Information Form:

Mineral Property	Qualified Person(s)

Peak Mines	Eric Strom, P.Eng. and Mine Technical Services Superintendent for the Company.

Rex Berthelsen, MAusIMM and Principal Geologist for the Company.

Cerro San Pedro Mine	William L. Rose, P.E. and Principal Mining Engineer for WLR Consulting, Inc.

New Afton Project	David Rennie, P. Eng., and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.

Mike Thomas, MAusIMM (CP) of AMC Consultants Pty. Ltd.

El Morro Project	Richard J. Lambert, P.E.

Barton G. Stone, P.Geo. and Chief Geologist for Pincock, Allen & Holt Inc.

     Other than Eric Strom, Peter Lloyd and Rex Berthelsen who are employees of the Company, none of the aforementioned firms or persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

     Other than Eric Strom, Peter Lloyd and Rex Berthelsen who are employees of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s mineral projects on a property material to the Company contained in this Annual Information Form has been derived:

1.	Peak Mines – Peak Gold Mines Pty Ltd “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009.

2.	Cerro San Pedro Mine – “2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico,” dated March 31, 2007.

3.	New Afton Project – “New Afton Project NI 43-101 Independent Technical Report”, dated April 2007, as revised June 2007.

4.	El Morro Project – “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008.

     Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

Deloitte & Touche LLP are the independent registered chartered accountants of the Company.

ADDITIONAL INFORMATION

     Additional information relating to the Company can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on New Gold’s website at www.newgold.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 8, 2009 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Audit Committee Charter (“Charter”)

1.

Purpose and Authority

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold Inc. (the “Company”), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company’s external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.

Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the applicable exchanges, Multilateral Instrument 52-110, the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and AMEX rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chair of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.

The Committee shall hold in camera sessions without the presence of management at each meeting.

4.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

4.1	Financial Reporting and Disclosure

	a.	Review and discuss with management and the outside auditor at the completion of the annual examination:

		i.	the Company’s audited financial statements and related notes;

		ii.	the outside auditor’s audit of the financial statements and their report thereon;

		iii.	any significant changes required in the outside auditor’s audit plan;

		iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

		v.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

	b.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

c.

Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis (“MD&A”), Annual Information Form, 40-F, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.

Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

e.

Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.

Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company’s financial statements of significant regulatory initiatives.

g.

Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

h.

Ensure that management has the proper review system in place so that the Company’s financial statements, financial reports and other financial information satisfy all legal and regulatory requirements.

i.

Review with the Company’s counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or compliance policies.

j.

Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.

Be responsible for the recommendation to shareholders for the appointment of the Company’s independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. If the appointment of the independent auditors is submitted for any ratification by shareholders, the Committee shall be responsible for making the recommendation of the independent auditors.

	b.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

	c.	Approve the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

d.

Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

	e.	Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

i.

ensuring receipt from the outside auditor of a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

		ii.	considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and

iii.

approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non audit related serviced performed by the auditor.

f.

Confirm that the lead audit partner for the Company’s independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

	g.	Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

4.3	Internal Controls and Audit

a.

Review and assess the adequacy and effectiveness of the Company’s systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

	b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.

Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

d.

Review disclosures made to the Committee by the Company’s CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

4.4	General

a.

Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

	d.	Review the qualifications of the accounting and financial personnel.

	e.	Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.

Chair of the Committee

The Chair of the Committee:

a.

provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.

chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quartlerly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

f.

acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses all concerns communicated to him under the Company’s Whistleblower Policy and Code of Ethics;

n.	performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.

The Audit Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Reviewed and ratified by the Board on March 12, 2009
Adopted by the Board on July 8, 2008